File Pursuant to Rule 424(b)(3)

Registration Statement No. 333-125113

19,987,270 Shares

Common Stock

This prospectus relates to the offer and sale of up to 17,799,179 outstanding shares of the common stock of Flow International Corporation, a Washington corporation, and up to 2,188,091 shares that may be issued on the exercise of outstanding warrants. Such shares may be offered and sold from time to time by the persons described in this prospectus under the heading “Selling Shareholders” or by pledgees, donees, transferees, assignees or other successors-in-interest of such persons (collectively, the “Selling Shareholders”). As used in this prospectus, we, us, our and similar expressions refer to Flow International Corporation and its subsidiaries.

The Selling Shareholders may offer their shares from time to time through or to one or more underwriters, brokers or dealers, on the NASDAQ Stock National Market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Shareholders or in private transactions. We will not receive any proceeds from the sale of shares by the Selling Shareholders. In connection with any sales, the Selling Shareholders and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act.

We will pay the expenses related to the registration of the shares covered by this prospectus. The Selling Shareholders will pay commissions and selling expenses, if any, incurred by them.

Our common stock trades on the NASDAQ National Market under the symbol “FLOW.” On February 22, 2006, the closing price of one share of our common stock was $10.60.

Investing in our securities involves risks. See “ Risk Factors” beginning on page 7 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 22, 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. An offer to sell these securities is not being made in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date of such documents. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the Selling Shareholders may sell from time to time, in one or more offerings, the shares of common stock covered by this prospectus. The shares covered by this prospectus include 17,799,179 outstanding shares of common stock and 2,188,091 shares of common stock issuable upon the exercise of warrants.

This prospectus also covers any shares of common stock that may become issuable pursuant to anti-dilution adjustment provisions that would increase the number of shares issuable upon exercise of the warrants as a result of stock splits, stock dividends or similar transactions.

A prospectus supplement may add, update or change information contained in this prospectus. We recommend that you read carefully this entire prospectus, especially the section entitled “Risk Factors” beginning on page 7, together with any supplements before making a decision to invest in our common stock.

PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 6, current events beginning on page 22 and our consolidated financial statements and the notes to those consolidated financial statements beginning on page F-1, before making an investment decision.

THE COMPANY

We design, develop, manufacture, market, install and service ultrahigh-pressure, or UHP, water pumps and UHP water management systems. Our core competency is the design and manufacture of UHP water pumps. Our UHP water pumps pressurize water from 40,000 to over 100,000 pounds per square inch (psi) and are integrated with water delivery systems so that water can be used to cut or clean material or pressurize food. Our products include standard and specialized waterjet cutting and cleaning systems. In addition to UHP water pumps and related systems, we provide non-UHP automation and articulation systems, primarily to the automotive industry.

Our UHP technology has three broad applications: cutting, cleaning and food processing. In cutting and cleaning applications, the ultrahigh-pressure created by our pumps is released through a small orifice to create a jet of water. In food processing, we supply UHP pumps to Avure Technologies, Inc., a company we recently sold, which uses pressure to kill spoilage bacteria and pathogens in food products placed inside a pressure vessel.

On October 31, 2005, consistent with our strategy to divest operations that are not part of our core UHP water pump business, we sold our General Press operations and the non UHP portion of our Food reportable segment (the “Avure Disposition”). Included in the Avure Disposition were our Avure Technologies, Incorporated, Flow International FPS AB, Avure Technologies AB subsidiaries, and our 51% interest in Flow Autoclave Systems (together, the “Avure Business”). The Avure Business became a discontinued operation in accordance with FAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets at the time it was sold and has been represented that way in the Consolidated Statements of Operations in the financial statements. In connection with the sale we agreed to continue to supply UHP pumps to the Avure Business.

The primary application of our UHP water pumps is cutting. In cutting applications, pressures from 50,000 to 87,000 psi create a thin stream of water traveling at three or more times the speed of sound which can cut both metallic and nonmetallic materials. UHP water pumps are used in aerospace, automotive, disposable products, food, glass, job shop, sign, metal cutting, marble, tile and other stone cutting, and paper slitting and trimming applications. Waterjet cutting is recognized as a more flexible alternative to traditional cutting methods such as lasers, saws or plasma. It is often faster, has greater versatility in the types of materials it can cut and eliminates the need for secondary processing operations. We also manufacture a waterjet product line used in cleaning, where pressures in the range of 40,000 to 55,000 psi are used in industrial cleaning, surface preparation, construction, and petro-chemical and oil field applications.

Our principal executive offices are at 23500 64th Avenue South, Kent, WA 98032 and our telephone number is (253) 850-3500. We maintain a website at www.flowcorp.com. The contents of our website are not incorporated into this prospectus.

The Offering

Common Stock offered by the Selling Shareholders	19,987,270 Shares(1)

Offering

The Selling Shareholders may offer their shares from time to time through one or more underwriters, brokers or dealers, on the NASDAQ Stock National Market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Shareholders or in private transactions.

Use of Proceeds

The proceeds from the sale of the shares covered by this prospectus will be received by the Selling Shareholders. We will not receive any of the proceeds from the sales by the Selling Shareholders of the shares covered by this prospectus.

Nasdaq National Market symbol	“FLOW”

Risk Factors	See “Risk Factors” beginning on page 6 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

Offering-related Information

On March 21, 2005, in a Private Investment in Public Equity Transaction (“PIPE Transaction”), we sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of $59.3 million. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. The closing price of our stock on Nasdaq National Market on the day before the agreement between the Company and the Selling Shareholders relating to the PIPE Transaction was entered into $3.70 per share. On the day that the agreement was entered into, the closing price was $4.28 per share. The exercise price of the warrants is a negotiated price.

Proceeds of the PIPE were used to pay down existing debt of $59.3 million, including all of our subordinated debt. Under the terms of warrants previously issued to our senior and subordinated lenders, we are obligated to issue additional warrants if shares of our common stock are issued for prices less than market price. Because the issuance price of the common stock of the PIPE Transaction ($3.70) was less than market price ($4.28), we issued approximately 304,000 anti-dilution $0.01 warrants to our lenders. These warrants had a Black-Scholes value of approximately $1.7 million. The majority of the charges resulting from the issuance of the additional warrants, $1.6 million, were charged to interest expense in the fourth quarter of fiscal 2005 as the underlying debt associated with these warrants was retired in the fourth quarter of fiscal 2005. The remainder, $126,000, was capitalized and amortized to interest expense through August 1, 2005.

(1)	Includes 2,188,091 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock.

Under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19”), the fair value of the warrants sold to the PIPE investors will be reported initially as a liability due to liquidated damages of 1% of the gross proceeds per month ($650,000) which will be payable in the event that this Form S-1 is not be declared effective prior to December 31, 2005. Upon effectiveness of the Form S-1, the fair value of the warrants will be reclassified into Capital in Excess of Par in the Equity section of the Consolidated Balance Sheet. As of March 21, 2005, the warrants sold to the PIPE investors were valued at $6.4 million using the Black-Scholes method, and the shares have been recorded at $52.9 million, or the difference between the net proceeds and the value of the warrants. The warrants sold to the PIPE investors are considered a derivative financial instrument and will be marked to fair value quarterly until this Form S-1 is declared effective. Any changes in fair value of the warrants will be recorded through the Consolidated Statement of Operations.

Historical Stock Price

Our stock is traded on the NASDAQ National Market under the symbol “FLOW.” The range of high and low sales prices for our common stock for the first, second, and third quarter of fiscal 2006 and the fourth quarter of fiscal 2006 through February 22, 2006 and the four quarters for fiscal 2005, 2004 and 2003 is set forth in the following table.

	Fiscal Year 2006		Fiscal Year 2005		Fiscal Year 2004		Fiscal Year 2003
	High	Low	High	Low	High	Low	High	Low
First Quarter	$7.74	$5.98	$3.66	$2.15	$1.94	$1.13	$10.90	$5.05
Second Quarter	9.13	7.40	3.55	2.70	3.11	1.36	5.60	2.12
Third Quarter	10.49	6.89	3.18	2.71	4.11	2.40	3.80	2.13
Fourth Quarter	10.60	9.46	6.60	2.85	3.74	2.20	3.28	1.08

We have not paid dividends to common shareholders in the past. Our Board of Directors intends to retain future earnings, if any, to finance development and expansion of our business and reduce debt and does not expect to declare dividends to common shareholders in the near future. The credit agreement entered into on July 8, 2005 does permit us to pay dividends, however. Prior to this date however, our credit agreements contained restrictions on our ability to pay dividends to our shareholders.

Summary Financial Data

The following table provides summary historical financial data for the periods indicated. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

The summary statement of operations data for each of the fiscal years ended April 30, 2005, 2004 and 2003 and the summary balance sheet data as of April 30, 2005 and 2004 are derived from our audited financial statements, which are included elsewhere in this prospectus. The summary statement of operations data for the fiscal years ended April 30, 2002 and 2001 and the summary balance sheet data as of April 30, 2003, 2002, and 2001 are derived from our unaudited financial statements which are not included in this prospectus. The summary statement of operations data for the six months ended October 31, 2005 and the summary balance sheet data as of October 31, 2005 are derived from our unaudited financial statements which are included in this prospectus.

	Six Months Ended October 31, 2005 (restated)(4)(5)	Year Ended April 30,
(In thousands, except per share amounts)		2005 (restated)(4)(5)	2004(5) (restated)(4)	2003(3)(5) (restated)(4)	2002(2)(5) (restated)(4)	2001(1)(5) (restated)(4)
	(unaudited)				(unaudited)	(unaudited)
Statement of Operations Data:
Sales	$92,671	$172,966	$132,861	$121,833	$116,386	$132,797
Income (Loss) Before Cumulative Effect of Change in Accounting Principles and Discontinued Operations	1,221	(12,174)	(10,668)	(43,965)	(7,966)	1,882
Net Income (Loss)	1,040	(21,197)	(11,274)	(67,813)	(8,024)	1,304
Basic Income (Loss) Per Share Before Cumulative Effect of Change in Accounting Principles and Discontinued Operations	0.04	(0.69)	(0.69)	(2.86)	(0.52)	0.13
Basic Earnings (Loss) Per Share	0.03	(1.19)	(0.73)	(4.42)	(0.53)	0.09
Diluted Income (Loss) Per Share Before Cumulative Effect of Change in Accounting Principles and Discontinued Operations	0.03	(0.69)	(0.69)	(2.86)	(0.52)	0.12
Diluted Income (Loss) Per Share	0.03	(1.19)	(0.73)	(4.42)	(0.53)	0.09

	October 31, 2005 (restated)(4)	April 30,
		2005 (restated)(4)	2004 (restated)(4)	2003 (restated)(4)	2002 (restated)(4)	2001 (restated)(4)
	(unaudited)			(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Working Capital	$35,343	$6,154	$(8,757)	$(6,709)	$84,556	$95,322
Total Assets	108,862	118,467	129,272	147,088	205,572	206,270
Short-Term Debt	1,437	13,443	48,727	61,056	5,237	8,464
Long-Term Obligations, net	23,538	5,704	38,081	29,023	83,453	85,652
Shareholders’ Equity (Deficit)	28,499	29,464	(8,217)	5,959	69,967	67,839

(1)	The Statement of Operations for fiscal 2001 includes the adoption of SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB101A and 101B. We reflected this change in policy as a Cumulative Effect of Change in Accounting Principle.

(2)	The Statement of Operations for fiscal 2002 includes the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). See Note 1 to the Consolidated Financial Statements for the year ended April 30, 2005 for further discussion of the impact of this adoption.
(3)	The Statement of Operations for fiscal 2003 includes the impact of management’s launch of its restructuring program and resulting focus on cash generation. See the ‘Fiscal 2003 Comprehensive Financial Review’ at the end of the ‘Fiscal 2004 Compared to Fiscal 2003’ financial analysis in the Management’s Discussion and Analysis section for further discussion of the impact on our financial results.
(4)	As described in Note 2 to the April 30, 2005 Consolidated Financial Statements included elsewhere in this prospectus, we have restated our consolidated financial statements for the year ended April 30, 2005 in Amendment No. 1 to our April 30, 2005 Form 10-K to reflect additional charges in the Consolidated Statement of Operations associated with 1) the impairment of goodwill, 2) the revised valuation of anti-dilution warrants issued to our senior and subordinated lenders, 3) the revision of estimated losses on long-term contracts, 4) the correction of compensation expense for performance based equity awards and stock awards for services and 5) straight-line rent expense for leases with escalating rents. We identified errors in the Consolidated Financial Statements related to the presentation of percentage-of-completion related balances on the Consolidated Balance Sheet. Specifically, we noted inconsistencies between our divisions in the balance sheet presentation of accounts receivable and cash receipts relating to contracts accounted for using the percentage-of-completion method. We have, therefore, adjusted the financial statements to reflect a consistent presentation and comply with the provisions of SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” for all years presented. In addition, we restated certain balances for incorrect classification on our Consolidated Balance Sheet as of April 30, 2005 and 2004 and Consolidated Statement of Operations for the year ended April 30, 2005. We also restated our consolidated financial statements for all years presented in Amendment No. 2 to our April 30, 2005 Form 10-K to reflect corrections to our consolidated income tax provisions and recording of minority interest. These errors also resulted in a restatement of our interim financial statements as of and for the six months ended October 31, 2005.

The restated amounts above reflect the adjustments enumerated in Note 2 to the Consolidated Financial Statements in our Form 10-K/A Amendment No. 2 and the following adjustments for years prior to fiscal 2004;

	2002			2001
	As previously reported	As Restated	Reclassified for Discontinued Operations	As previously reported	As Restated	Reclassified for Discontinued Operations
Statement of Operations Data:
(Loss) Income Before Cumulative Effect of Change in Accounting Principle and Discontinued Operations	$(8,244)	$(8,415)	$(7,966)	$4,038	$3,713	$1,882
Net (Loss) Income	(7,853)	(8,024)	(8,024)	1,630	1,304	1,304
Net (Loss) Income per share:
Basic & Diluted
Net Loss	(0.52)	(0.53)	(0.53)	0.11	0.09	0.09

	2003		2002		2001
	As previously reported	As Restated	As previously reported	As Restated	As previously reported	As Restated
Balance Sheet Data:
Working Capital	$(6,709)	$(6,709)	$84,532	$84,556	$91,750	$95,322
Total Assets	147,701	147,088	208,674	205,572	209,309	206,270
Total Shareholders’ Equity	4,872	5,959	71,054	69,967	68,755	67,839

(5)	Our consolidated statements of operations for all periods has been recast to give effect to the sale of the Avure Business and present the results for the Avure Business as discontinued operations.

Pro forma financial information is included in this prospectus to reflect the closing of the PIPE transaction on March 21, 2005. The following pro forma financial information is excerpted from the detailed presentation found on pages 14-17.

(In thousands, except per share amounts)	Year Ended April 30, 2005
(unaudited)
Pro forma Statement of Operations Data:
Sales	$172,966
Income from Continuing Operations	3,874
Basic Income Per Share from Continuing Operations	0.12
Diluted Income Per Share from Continuing Operations	0.11

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before making a decision to buy our common stock from the Selling Shareholder. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

We have incurred losses in recent years and we may be unable to achieve profitability.

While we had income from continuing operations of $1.2 million for the six months ended October 31, 2005, our losses from continuing operations for each of the fiscal years ended April 30, 2005, 2004 and 2003 were $12.2 million, $10.7 million and $44.0 million, respectively. We believe our recently completed restructuring and related cost-cutting initiatives will reduce overall spending. If our restructuring efforts fail to adequately reduce costs, or if our sales are less than we project, we will continue to incur losses in future periods. Economic weakness in our served markets may adversely affect our ability to meet our sales projections.

Economic weakness in our served markets may adversely affect our financial results.

The products we sell are capital goods with individual system prices ranging from $150,000 to several million dollars. Many of our customers depend on long term financing from a financial institution to purchase our equipment. Economic weakness in the capital goods market and or a credit tightening by the banking industry would reduce our sales and accordingly affect our financial results.

If we fail to comply with our financing arrangements, our ability to continue operations would be impaired.

Under the Current Senior Credit Agreement (entered into on July 8, 2005), we are operating under a credit agreement with our senior lenders which expires July 8, 2008 and sets forth specific financial covenants to be attained on a quarterly basis. In addition, our agreement includes subjective acceleration clauses which permit the lenders to demand payment on the determination of a material adverse change in the business. In the event of default, the senior lenders may limit our access to borrow funds as needed. Our ability to continue operating is dependent on the senior lenders’ willingness to grant access to funds. If we are unable to obtain the necessary funds, our ability to continue operations would be seriously impaired unless we are able to obtain alternative financing from another source. In the event of a default, obtaining alternative financing may be difficult and may be at less favorable terms. We may be unable to achieve our projected operating results and maintain compliance with the loan covenants which would trigger an event of default with our lenders. In an event of default, the lenders would be in the position to exercise default remedies which include applying a default interest rate and acceleration of payment schedules for our outstanding debt. Our lenders may pursue any number of plans to reduce the outstanding debt, including, in certain circumstances, a liquidation of some or all of our assets.

If our Form S-1 registration statement becomes ineffective for more than 40 days, after having gone effective, we may be subject to significant financial penalties.

Under terms of a Registration Rights Agreement entered into on March 20, 2005, as part of a Private Investment in Public Equity transaction (“PIPE Transaction”), we were required not to have the Form S-1, which registers the shares sold in the PIPE Transaction, become ineffective for more than 40 days (not necessarily consecutive). If this event occurs, then we will be subject to a cash penalty of up to $650,000 per month for each month the registration statement is not effective. Certain factors that could cause the registration statement to become or remain ineffective are not within our control.

If we are unable to retain the current members of our senior management team and other key personnel, our future success may be negatively impacted.

We may lose key management personnel and encounter difficulties replacing these positions. We may have to incur greater costs to attract replacement personnel.

Our inability to protect our intellectual property rights, or our possible infringement on the proprietary rights of others, and related litigation could be time consuming and costly.

We defend our intellectual property rights because unauthorized copying and sale of our proprietary equipment and consumables represents a loss of revenue to us. From time to time we also receive notices from others claiming we infringe their intellectual property rights. The number of these claims may grow in the future, and responding to these claims may require us to stop selling or to redesign affected products, or to pay damages. On November 18, 2004, Omax Corporation (“Omax”) filed suit against us alleging that our products infringe on Omax’s patents. The suit also seeks to have a specific patent we hold declared invalid. Although the suit seeks damages of over $100 million, we believe Omax’s claims are without merit and we intend not only to contest Omax’s allegations of infringement but also to vigorously pursue our claims against Omax with regard to our own patent. See Note 15 to our April 30, 2005 and interim October 31, 2005 Consolidated Financial Statements for further discussion of contingencies.

Fluctuations in our quarterly operating results may cause our stock price to decline and limit our shareholders’ ability to sell our common stock in the public market.

In the past, our operating results have fluctuated significantly from quarter to quarter and we expect them to continue to do so in the future due to a variety of factors, many of which are outside of our control. Our operating results may in some future quarter fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock could decline significantly. In addition to the risks disclosed elsewhere in this prospectus, factors outside of our control that have caused our quarterly operating results to fluctuate in the past and that may affect us in the future include:

•	fluctuations in general economic conditions;

•	demand for UHP pumps and UHP water management systems generally;

•	fluctuations in the capital budgets of customers; and

•	development of superior products and services by our competitors.

In addition, factors within our control, such as our ability to deliver equipment in a timely fashion, have caused our operating results to fluctuate in the past and may affect us similarly in the future.

The factors listed above may affect both our quarter-to-quarter operating results as well as our long-term success. Given the fluctuations in our operating results, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance or to determine any trend in our performance. Fluctuations in our quarterly operating results could cause the market price of and demand for our common stock to fluctuate substantially, which may limit your ability to sell our common stock on the public market.

We do business in industries that are cyclical, which may result in weakness in demand for our products.

Our products are sold in many industries, including machine tool, automotive and aerospace, that are highly cyclical. The machine tool industry, in particular from 1998 through 2003, experienced a significant decline in global demand. Cyclical weaknesses in the industries that we serve could lead to a reduced demand for our products.

We may be affected by rising costs or lack of availability of materials, which could negatively impact our operations.

We have experienced and may continue to experience significant increases in the costs of materials we use in the manufacture of our products, such as steel, and we may not be able to either achieve corresponding increases in the prices of our products or reduce manufacturing costs to offset these increases, or if we do increase prices, we may experience lower sales. Any of the foregoing may adversely affect our financial results.

If we cannot develop technological improvements to our products through continued research and engineering, our financial results may be adversely affected.

In order to maintain our position in the market, we need to continue to invest in research and engineering to improve our products and technologies and introduce new products and technologies. If we are unable to make such investment, if our research and development does not lead to new and/or improved products or technologies, or if we experience delays in the development or acceptance of new and/or improved products, our financial results will be adversely affected.

We have received notice of material weaknesses in internal controls. Consequently, there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in the current or any future period. Additionally we may conclude that our system of internal controls under Section 404 of Sarbanes-Oxley is not effective.

In December 2004, in connection with the restatement of our fiscal 2004, 2003 and 2002 financial statements, and in November 2005 and January 2006, in connection with the restatement of our fiscal 2005, 2004 and 2003 financial statements, our former independent registered public accounting firm reported to management and to the Audit Committee material weaknesses in internal control over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management agrees with and has responded to the Audit Committee with our plans to remediate the material weaknesses communicated by our former independent registered public accounting firm. Remediation of these material weaknesses is ongoing.

The material weaknesses in our internal control over financial reporting are as follows:

•	The Company did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of the Company’s operations and transactions. Specifically, the Company incorrectly applied generally accepted accounting principles for (i) the impairment of goodwill, (ii) the classification of deferred tax balances, (iii) the valuation of anti-dilution warrants, (iv) the accrual of costs on contracts and balance sheet presentation of accounts receivable and cash receipts relating to contracts accounted for using the percentage-of-completion method, (v) leases with rent escalation clauses, (vi) the recording of minority interest, and (viii) the computation of the provision for income taxes, affecting receivables, deferred income taxes, prepaid expenses, goodwill, other accrued liabilities, other long-term liabilities and taxes payable, customer deposits, minority interest, capital in excess of par, accumulated deficit, cost of sales, general and administrative expenses, impairment charge, interest expense and other income, net and the provision for income taxes. This material weakness contributed to the material weakness discussed below.

•

The Company did not maintain effective controls to ensure there is adequate (i) analysis, documentation, reconciliation and review of accounting records, and supporting data, and (ii) monitoring and oversight of the work performed by accounting and financial reporting personnel to ensure the accuracy and completeness of the consolidated financial statements in accordance with generally accepted accounting principles. Specifically, the Company did not have effective controls designed and in place over the consolidation of the financial statements of subsidiaries and the computation of minority interest, the reconciliation of inter-company accounts, the valuation of anti-dilution warrants, the accrual of costs on contracts and balance sheet presentation of accounts receivable and cash receipts relating to contracts accounted for using the percentage-of-completion method, the classification of technical service expenses, the accounting for performance based equity awards and the computation of income tax provisions, affecting receivables, prepaid expenses, other accrued liabilities, taxes payable, customer deposits, capital in excess of par, minority interest, accumulated deficit, cost of sales, marketing expense, research and engineering, general and administrative expense, interest expense, other income, net, and the provision for income taxes.

A review of the remediation process to date, as well as the steps remaining, can be found on page 21 under the heading “Remediation of Material Weakness”.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to assess the design and effectiveness of our internal control systems effective April 30, 2006. Our independent registered public accounting firm is required to render an attestation report on managements’ assessment and the effectiveness of our system of internal control over financial reporting. We must complete the documentation, evaluation and remediation of our systems of internal control. The costs associated with such compliance are likely to be substantial and will negatively impact our financial results. In addition, there is no assurance that we will be able to conclude that our systems are appropriately designed or effective, which could result in a material misstatement of the financial statements in the future and a decline in the stock price.

We have outstanding options and warrants that have the potential to dilute the return of our existing common shareholders and cause the price of our common stock to decline.

We grant stock options to our employees and other individuals. At January 31, 2006, we had options outstanding to purchase 1,395,884 shares of our common stock, at exercise prices ranging from $2.00 to $12.25 per share. In addition, we currently have outstanding 2,188,091 warrants, for which we are registering the resale of the underlying shares hereby. The exercise price of the warrants range from $.008 to $4.07 per share.

As a result of accounting regulations, which become applicable to us on May 1, 2006, requiring companies to expense stock options, our expenses will increase and our stock price may decline.

A number of publicly traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board (FASB) has adopted rule changes with an effective date as of the beginning of fiscal years beginning after June 15, 2005 requiring expensing of stock options. Currently we include such expenses on a pro forma basis in the notes to our financial statements in accordance with accounting principles generally accepted in the United States, but do not include stock option expense for employee options in our reported financial statements. This change in accounting standards will require us to expense stock options, and as a result our reported expenses may increase significantly.

Washington law and our charter documents may make an acquisition of us more difficult.

Provisions in Washington law and in our articles of incorporation, bylaws, and rights plan could make it more difficult for a third-party to acquire us, even if doing so would benefit our shareholders. These provisions:

•	Establish a classified board of directors so that not all members of our board are elected at one time;

•	Authorize the issuance of “blank check” preferred stock that could be issued by our board of directors (without shareholder approval) to increase the number of outstanding shares (including shares with special voting rights), each of which could hinder a takeover attempt;

•	Provide for a Preferred Share Rights Purchase Plan or “poison pill;”

•	Impose restrictions on certain transactions between a corporation and certain significant shareholders.

•	Provide that directors may be removed only at a special meeting of shareholders and provide that only directors may call a special meeting;

•	Require the affirmative approval of a merger, share exchange or sale of substantially all of the Corporation’s assets by 2/3 of the Corporation’s shares entitled to vote; and

•	Provide for 60 day advance notification for shareholder proposals and nominations at shareholder meetings.

Market risk exists in our operations from potential adverse changes in foreign exchange rates relative to the U.S. dollar in our foreign operations.

A significant portion of our sales take place outside of the United States, and we transact business in various foreign currencies, primarily the Canadian dollar, the Eurodollar, the Japanese yen, the New Taiwan dollar, and the Swedish Krona. In addition, our foreign divisions may have customer receivables and vendor obligations in currencies other than their local currency which exposes us to near-term and longer term currency fluctuation risks. The assets and liabilities of our foreign operations, with functional currencies other than the U.S. dollar, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Based on our results for the quarter ended October 31, 2005 for our foreign subsidiaries, and based on the net position of foreign assets less liabilities, a near-term 10% appreciation or depreciation of the U.S. dollar in all currencies we operate could impact operating income on an annualized basis by $1.4 million and other income (expense) by $740,000. Our financial position and cash flows could be similarly impacted.

Current year foreign sales have benefited from a weak U.S. dollar. If the dollar were to strengthen against certain foreign currencies, such as the euro and yen, our margins may be negatively affected.

A significant portion of our products sold outside the United States are manufactured domestically. The weaker U.S. dollar, relative to the local currency of many of the countries we sell into, has made our products less expensive, on a relative basis, when compared to locally manufactured products and products manufactured in certain other countries. As the U.S. dollar gains in value relative to these foreign currencies, our products will increase in cost to the customer relative to locally produced product and products manufactured in certain other countries, which could negatively impact sales.

Sales of registered stock could exert downward pressure on the market price of our stock and could encourage short selling that could exert further downward pressure.

To the extent that shareholders who have acquired or may acquire shares of our common stock (either directly or through the exercise of warrants, which are exercisable at $0.01 per share or less) in the PIPE Transaction or in connection with certain loans (the “Selling Shareholders”) acquired their shares at prices less than the then current trading price of our common stock, they may have an incentive to immediately resell material amounts of such shares in the market which may, in turn, cause the trading price of our common stock to decline. Significant downward pressure on our stock price caused by the sale of stock registered in an offering could encourage short sales by the Selling Shareholders (and in particular short sales by warrant holders in anticipation of exercising their warrants) or third parties that would place further downward pressure on our stock price. In an ordinary or “uncovered” short sale, a seller causes his or her executing broker to borrow the shares to be delivered at the completion of the sale from another broker, subject to an agreement to return them upon request, thereby avoiding the need to deliver any shares actually owned by the seller stockholder on the settlement date for the sale. Since the seller does not own the shares that are sold, the seller must subsequently purchase an equivalent number of shares in the market to complete or “cover” the transaction. The seller stockholder will realize a profit if the market price of the shares declines after the time of the short sale, but will incur a loss if the market price rises and he or she is forced to buy the replacement shares at a higher price. Accordingly, a declining trend in the market price of our common stock may stimulate short sales.

Under the terms of certain outstanding warrants, we could be required to make antidilution adjustments.

Certain of the Selling Shareholders (as defined above) hold warrants to purchase our common stock at a price of $.01 per share. Such warrants were originally issued to our lenders (“Lender Warrants”). While such Lender Warrants are outstanding customary anti-dilution adjustments will be made in the Lender Warrants, if we issue common stock (other than pursuant to the exercise of warrants or other rights or convertible securities) at a price less than then current market price, or we issue warrants or other rights or convertible securities to purchase or acquire common stock exercisable or convertible, at a price less than then current market price when the warrants, rights or convertible securities are issued. The customary anti-dilution adjustments will be made in the purchase price of the common stock under the Lender Warrants (multiplying the exercise price before the issuance by a fraction in which the numerator is the number of shares outstanding prior to the issuance and the denominator is the number of shares outstanding after the issuance) and the number of shares of common stock issuable in exercise of the Lender Warrants (multiplying the current number of shares subject to the warrants by a fraction in which the numerator is the purchase price before the issuance and the denominator is the purchase price after the issuance). The exercise of any currently outstanding warrants will not trigger any adjustments in the Lender Warrants because adjustments made to the extent required on the issuance of such warrants. We have no plans to issue any common stock, or warrants to purchase common stock exercisable, at a price below the then current market price, except to the extent we may be required to issue Common Stock under currently outstanding warrants.

Current Events

Avure Disposition.    On October 31, 2005, consistent with our strategy to divest operations that are not part of our core UHP water pump business, we sold our General Press operations and the non UHP portion of our Food reportable segment (the “Avure Disposition”). Included in the Avure Disposition were our Avure Technologies, Incorporated, Flow International FPS AB, Avure Technologies AB subsidiaries, and our 51% interest in Flow Autoclave Systems (together, the “Avure Business”). The Avure Business became a discontinued operation in accordance with FAS 144 Accounting for the Impairment or Statements of operations in the Disposal of Long-Lived Assets at the time it was sold and has been presented as a discontinued operation in the Statements of Operations in the financial statements. In connection with the sale we agreed to continue to supply UHP pumps to the Avure Business.

Current Senior Credit Agreement.    Until April 28, 2005, our long-term financing consisted of a senior credit agreement (originally entered into on July 28, 2004) whose maturity date was August 1, 2005 (“Senior Credit Agreement”) and a subordinated debt agreement (“Subordinated Debt Agreement”). On April 28, 2005, we entered into a new senior debt agreement (“April Senior Credit Agreement”) for the purpose of being able to pay off the Subordinated Debt Agreement, which was done. The April Senior Credit Agreement also had a maturity date of August 1, 2005. On July 8, 2005, we entered into a new senior credit agreement, with a maturity date of July 8, 2008 (“Current Senior Credit Agreement”). At certain places in this report, we refer to “Senior Credit Arrangements” referring to one or more of the senior credit agreements when identification of a particular agreement is not important. The Current Senior Credit Agreement is a $30 million, three year agreement with Bank of America N.A. and U.S. Bank N.A. It bears interest at Bank of America’s prime rate (5.75% at April 30, 2005) or is linked to LIBOR plus a percentage depending on our leverage ratios, at our option. The agreement sets forth specific financial covenants to be attained on a quarterly basis, which we believe, based on our financial forecasts, are achievable. The financial covenants in the Current Senior Credit Agreement are less restrictive than in the earlier Senior Credit Arrangements.

Restructuring.    In fiscal 2005, we completed a plan intended to return us to profitability through reductions in headcount, consolidation of facilities and operations, and closure or divestiture of selected operations. We evaluated the workforce and skill levels necessary to satisfy the expected future requirements of the business. As a result, we implemented plans to eliminate redundant positions and realign and modify certain roles based on skill assessments. We recorded restructuring charges of $2.5 million (excluding discontinued operations) for the year ended April 30, 2004 which are shown in the table below (in thousands):

Year Ended April 30, 2004
Severance benefits	$217
Facility exit costs	867
Inventory write-down	1,384

$2,468

These charges included employee severance related costs for approximately 35 individuals. The fiscal 2004 reductions in the global workforce were made across manufacturing, engineering and general and administrative functions. We have also recorded facility exit costs for the year ended April 30, 2004 primarily as a result of consolidating our two Kent facilities into one facility and vacating the manufacturing warehouse portion of our Flow Europe facility. In addition, we scrapped some obsolete parts, returned surplus parts to vendors and sold parts to third parties, in conjunction with the shutdown of our manufacturing operation in Europe and standardization of our product line. See restructuring accrual information in Note 17 to Consolidated Financial Statements.

The Avure Business incurred restructuring charges of $239,000 and $788,000 for the years ended April 30, 2005 and 2004, respectively, which included employee severance costs for 15 individuals. In addition, the Avure Business reduced the space utilized in its Swedish manufacturing facility and closed the Memphis sales office for the food portion of the business.

During the year ended April 30, 2005 and 2004, we incurred $.6 million and $1.5 million, respectively, of professional fees associated with the restructuring of our debt in July 2004 and July 2003, respectively. These costs were evaluated under EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements”, and as they were either expenses related to potential Senior Credit Arrangement with lenders that did not occur, or they related to expenses associated with our subordinated debt and did not result in an increase in the facility and accordingly they were expensed.

Robotics Division.    In an effort to control costs and to focus on our core UHP waterjet systems, on June 2, 2005, we announced that we had expanded our strategic relationship with Motoman Inc., to deliver standard, pre-engineered robotic waterjet cutting solutions to the automotive industry. The relationship means that Motoman, Inc. will be the primary sales contact with the end user for standard systems and we will sell UHP pumps and parts to Motoman, Inc. to be integrated into the pre-engineered robotic cutting system. At the same time we announced that, in order to re-align our resources with this new strategic direction, our custom robotic waterjet cutting system manufacturing would be relocated from Wixom, Michigan to Burlington, Ontario. The Company terminated 25 employees and recorded associated severance benefits of $175,000 which were paid in the six month period ended October 31, 2005. The Company also wrote off $24,000 of inventory with no future value. In October 2005, once the facility was vacated, the Company recorded restructuring charges related to lease termination costs of $278,000, net of expected sublease income, and wrote-off leasehold improvements of $108,000 related to this leased space.

We have also retained a broker to assist us in evaluating various opportunities for the Applications Group, our “Other” segment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

SAFE HARBOR STATEMENT:

Statements made in this prospectus that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements typically are identified by the use of such terms as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “plan” and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in any forward-looking statement due to a number of factors, which include, but are not limited to the following: the special risk factors and uncertainties set forth in this document; our striving to continue to improve our customer’s profitability through investment in the development of innovative products and services; our ability to absorb cyclical downturns through the flexibility of our UHP technology and market diversity; our confidence that we can continue to gain market share; our conclusion that waterjet technology is in the early adoption phase of its product life cycle; our ability to retain a technical lead over our competitors through non-patented proprietary trade secrets and know-how in UHP applications; the ability of our patents to act as a barrier to entry for competitors in the UHP technology field; increased market acceptance of waterjet cutting systems by the aerospace, automotive, and machine (Job shop) industries will encourage other manufacturers, including those in other industries, to adopt waterjet solutions; our intent to contest Omax’s allegations; our belief that the estimated cost of probable legal claims resolutions will not have an adverse effect on our consolidated financial position; our belief that the appropriate actions to remedy our material weakness are to implement new control policies and procedures and to hire additional accounting staff with appropriate levels of experience in order to improve the reconciliation process; our belief that our restructuring activities and related cost-cutting initiatives will reduce overall spending; our belief that the benefits of our restructuring activities will continue into fiscal 2006; spare parts sales will continue to increase as more systems are put into operation; expected severance and relocation costs; our belief that our existing cash and credit facilities at October 31, 2005 are adequate to fund our operations through April 30, 2006; our belief that compliance with covenants in the current senior credit agreement is achievable; our expectation that the funds necessary for capital expenditures will be generated internally and through available credit facilities; the strengthening of global economies; and global economic conditions and additional threatened terrorist attacks and responses thereto, including war. Additional information on these and other factors that could affect our financial results is set forth below. Finally, there may be other factors not mentioned above or included in our SEC filings that may cause our actual results to differ materially from those in any forward-looking statement. You should not place undue reliance on these forward-looking statements. We assume no obligation to update any forward-looking statements as a result of new information, future events or developments, except as required by federal securities laws.

All references to fiscal years are references to our fiscal year end of April 30.

USE OF PROCEEDS

The proceeds from the sale of the shares covered by this prospectus will be received by the Selling Shareholders. We will not receive any of the proceeds from the sales by the Selling Shareholders of the shares covered by this prospectus.

We originally received gross proceeds of $65 million and net proceeds of $59.3 million on March 21, 2005 when we sold 17,473,116 equity units at $3.72 per unit in the PIPE Transaction. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. We will receive an aggregate of up to $7.1 million if the selling shareholders who participated in the PIPE Transaction, exercise all of their warrants to purchase common stock.

We used the gross proceeds to pay the entire balance of our subordinated debt and accrued interest totaling $42.3 million in April 2005. The remaining proceeds were used to repay borrowings on our senior credit facility.

481,081 shares are issuable on the exercise of warrants issued to lenders at an exercise price of $0.08 per share.

We would expect to use any such proceeds for general corporate purposes.

DIVIDEND POLICY

We have not paid dividends to common shareholders in the past. Our Board of Directors intends to retain future earnings, if any, to finance development and expansion of our business and reduce debt and does not expect to declare dividends to common shareholders in the near future. Our previous credit agreements contained restrictions on our ability to pay dividends to our shareholders. However, the Current Senior Credit Agreement does permit us to pay dividends.

PRO FORMA INFORMATION

The unaudited pro forma consolidated statement of operations for the fiscal year ended April 30, 2005 gives effect to the PIPE Transaction. The PIPE Transaction, as described on page 2, was completed in March 2005, and the transaction was reported in the Company’s financial statements for the year ended April 30, 2005. In the PIPE Transaction, as described on page 2, we sold 17,473,116 shares of common stock and warrants to purchase 1,747,310 shares of common stock. The PIPE Transaction gross proceeds of $65 million, less investment banking fees of $5.1 million and other costs of $626,000 resulted in net cash proceeds of $59.3 million. The pro forma presentation reflects application of all of the net proceeds to pay down debt as if the transaction occurred on May 1, 2004. In this presentation, we have assumed that our subordinated debt and related accrued interest was paid off in its entirety and the remaining net proceeds were used to pay down our Senior debt. We issued 304,000 anti-dilution warrants to our senior and subordinated lenders in connection with the PIPE transaction. The fair value of these warrants was $1.7 million. The pro forma presentation includes the amortization of these debt issue costs as if the transaction occurred on May 1, 2004.

These unaudited pro forma financial statements should be read in conjunction with the accompanying notes to unaudited pro forma financial statements, our historical financial statements and related notes, the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended April 30, 2005

(In thousands, except share amounts)

	Restated Consolidated(1)	PIPE Transaction		Pro Forma Consolidated
Sales	$172,966			$172,966
Cost of Sales	106,943			106,943

Gross Margin	66,023	—		66,023
Operating Expenses:
Marketing	28,371			28,371
Research and Engineering	5,889			5,889
General and Administrative	22,849			22,849
Financial Consulting Charges	623			623

	57,732	—		57,732

Operating Income	8,291	—		8,291
Interest Expense	(20,342)	16,048	(a)	(4,294)
Interest Income	106			106
Other Income, net	1,705			1,705

(Loss) Income from Continuing Operations Before Income Taxes	(10,240)	16,048		5,808
Provision for Income Taxes	(1,934)	—	(b)	(1,934)

(Loss) Income from Continuing Operations	$(12,174)	$16,048		$3,874

(Loss) Income Per Share from Continuing Operations
Basic	$(0.69)			$0.12

Diluted	$(0.69)			$0.11

Weighted Average Shares Used in Computing (Loss) Income per Share from Continuing Operations
Basic	17,748			33,402	(c)
Diluted	17,748			35,427	(c)

(1)	As described in Note 2 to the Consolidated Financial Statements, we restated our consolidated financial statements for the year ended April 30, 2005.

Notes to Unaudited Pro Forma Consolidated Statements of Operations

(a)	To record the interest expenses reduced due to the PIPE Transaction.

The subordinated debt and accrued interest at May 1, 2004 (the beginning of fiscal 2005) was $42.3 million. The pro forma interest expense, net income and earnings per share information assumes the proceeds of the PIPE Transaction were used first to pay off the balance of the subordinated debt and accrued interest and the remaining net proceeds were used to pay-down Senior Credit Facility borrowings. The reduction between the “Actual” and ‘Pro Forma’ amounts of interest expense is attributable to the reduced levels of senior and subordinated borrowings. Because the interest expense on the subordinated borrowings was all accrued and did not require cash payments, the pro forma proceeds applied to reduce senior borrowings are the full difference between net proceeds of $59.3 million and $42.3 million of subordinated borrowing and accrued interest or $17.0 million. In addition, the pro-forma amounts exclude the amortization of the Debt Discount on the Subordinated debt of approximately $1.1 million per year. No pro forma impact was ascribed to the antidilution warrants issued in conjunction with the PIPE Transaction as such impact is not determinable. The pro-forma interest expense includes the following adjustments:

In Thousands	Year Ended April 30, 2005
Reduced interest expense on subordinated debt	$7,724
Reduced interest expense on senior debt	1,509
Exclude write-off of capitalized fees and debt discount	5,281
Exclude charges for the antidilution warrants	1,534

Total pro forma adjustment to interest expense	$16,048

The pro forma presentation also excludes the write off of unamortized debt discount, write-off of any capitalized fees. These fees were expensed in the fourth quarter of fiscal 2005 when the underlying debt was retired. They amounted to $5.3 million in additional charges. Charges taken in the fourth quarter of fiscal 2005 for the portion of the warrants ($1,534,000) issued to our subordinated lender and those senior lenders who did not participate in an ongoing senior credit agreement are excluded from the pro forma results.

(b)	Because we have provided for full valuation allowances for our deferred tax assets in the United States, the reductions to our interest expense would not effect our income tax provision. Therefore we have not adjusted the impact of these pro forma items to reflect any tax effect.

(c)	The pro forma weighted average number of shares outstanding includes the following adjustments:

	Year Ended April 30, 2005
In Thousands	Basic	Diluted
Common shares issued in PIPE Transaction	15,654	15,654
Dilutive potential common shares from warrants and options	—	2,025

Total additional shares included in weighted average shares outstanding	15,654	17,679

The weighted average shares are adjusted for the additional shares issued in the PIPE Transaction, as if they were issued May 1, 2004. Diluted income (loss) per share takes into consideration the warrants issued to purchasers of stock in the PIPE Transaction, as well as the anti-dilution warrants issued to then current warrant holders prior to the PIPE Transaction where their inclusion would be dilutive.

The Company’s potential common stock equivalents were:

April 30, 2005
In Thousands	Actual
Common stock options	2,035
Warrants	3,219

Total	5,254

1,982,046 options are excluded from dilutive potential common shares in the pro forma presentation because they are out-of-the-money.

Controls and Procedures

In December 2004, in connection with the restatement of our fiscal 2004, 2003 and 2002 financial statements, in November 2005 and January 2006, in connection with our restatement of our fiscal 2005, 2004 and 2003 financial statements, our former independent registered public accounting firm reported to management and to the Audit Committee material weaknesses in internal control over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management agrees with and has responded to the Audit Committee with our plans to remediate the material weaknesses communicated by our former independent registered public accounting firm. Remediation of these material weaknesses is ongoing.

The material weaknesses in our internal control over financial reporting are as follows:

•	The Company did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of the Company’s operations and transactions. Specifically, the Company incorrectly applied generally accepted accounting principles for (i) the impairment of goodwill, (ii) the classification of deferred tax balances, (iii) the valuation of anti-dilution warrants, (iv) the accrual of costs on contracts and balance sheet presentation of accounts receivable and cash receipts relating to contracts accounted for using the percentage-of-completion method, (v) leases with rent escalation clauses, (vi) the recording of minority interest, and (viii) the computation of the provision for income taxes, affecting receivables, deferred income taxes, prepaid expenses, goodwill, other accrued liabilities, other long-term liabilities and taxes payable, customer deposits, minority interest, capital in excess of par, accumulated deficit, cost of sales, general and administrative expenses, impairment charge, interest expense and other income, net and the provision for income taxes. This material weakness contributed to the material weakness discussed below.

•	The Company did not maintain effective controls to ensure there is adequate (i) analysis, documentation, reconciliation and review of accounting records, and supporting data, and (ii) monitoring and oversight of the work performed by accounting and financial reporting personnel to ensure the accuracy and completeness of the consolidated financial statements in accordance with generally accepted accounting principles. Specifically, the Company did not have effective controls designed and in place over the consolidation of the financial statements of subsidiaries and the computation of minority interest, the reconciliation of inter-company accounts, the valuation of anti-dilution warrants, the accrual of costs on contracts and balance sheet presentation of accounts receivable and cash receipts relating to contracts accounted for using the percentage-of-completion method, the classification of technical service expenses, the accounting for performance based equity awards and the computation of income tax provisions, affecting receivables, prepaid expenses, other accrued liabilities, taxes payable, customer deposits, capital in excess of par, minority interest, accumulated deficit, cost of sales, marketing expense, research and engineering, general and administrative expense, interest expense, other income, net, and the provision for income taxes.

These control deficiencies resulted in the restatement of the Company’s consolidated financial statements for the years ended April 30, 2005, 2004 and 2003, and certain quarters in these years and in the restatement of the condensed consolidated financial statements for the first and second quarters of fiscal 2006. Additionally, each of these control deficiencies could result in a material misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that each of the above control deficiencies represents a material weakness.

Remediation of Material Weakness

Our management and Audit Committee have dedicated significant resources to assessing the underlying internal control deficiencies giving rise to the restatements and to ensure that proper steps have been and are being taken to improve our internal control over financial reporting. We have assigned the highest priority to the correction of these deficiencies and have taken and will continue to take action to fully correct them. Management is committed to instilling strong control policies and procedures and ensuring that the ‘tone at the top’ is committed to accuracy and completeness in all financial reporting. The remedial measures include the following:

•	Insufficient compliment of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles.

We have filled several positions in the corporate accounting and finance department with newly hired staff, including a financial planner, assistant controller and senior accountant. We have not completed the hiring process at corporate as we continue to assess our staffing needs. During August 2005, we hired a technical accounting manager to ensure compliance with all current and future accounting rules. Prior to that date the existing staff was addressing our application of technical accounting literature. We will continue to assess staffing needs at both corporate and our subsidiaries, and have identified the need for additional staff in the areas of accounting supervision and financial analysis. We have applied additional resources and time to improve the appropriateness and documentation of our conclusions on technical accounting issues. This will be enhanced with the addition of our technical accounting manager and other planned additions.

•	Lack of effective controls to ensure adequate analysis, documentation, reconciliation and review of accounting records. Lack of effective controls to ensure adequate monitoring and oversight of work performed by accounting and financial reporting personnel.

We engaged a financial consulting firm to assist in both detail reconciliation work, as well as reviewing current processes and controls and assistance in the development of prospective processes and controls over the inter-company reconciliation process. We created a standardized template used in the reconciliation of all our inter-company accounts. These reconciliations are reviewed for accuracy and completeness by our Chief Financial Officer. Additionally, we have created a new template for use in generation of our Statement of Cash Flows. We have modified our monthly divisional close checklist to ensure all required reconciliations are completed, as well as help ensure adherence to corporate policies and procedures. We have begun to improve the documentation of our accounting policies and procedures to ensure that all transactions are recorded consistently and with the appropriate level of documentation. As is described in the above paragraph, we still need to hire additional experienced staff to provide enhanced review, analysis and documentation of accounting transactions and of the consolidated financial statements.

The implementation of the initiatives described above, are among our highest priorities. Our Audit Committee will continually assess the progress and sufficiency of these initiatives and make adjustments as and when necessary. As of the date of this report, management believes that the plan outlined above, when completed, will eliminate the material weaknesses in internal control over financial reporting as described above.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the fiscal years ended April 30, 2005, 2004 and 2003 and the selected consolidated balance sheet data as of April 30, 2005 and 2004 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statement of operations data of each of the fiscal years ended April 30, 2002 and 2001 and the balance sheet as of April 30, 2003, 2002 and 2001 are derived from our unaudited financial statements that are not included in this prospectus. The selected consolidated statement of operations data for the six months ended October 31, 2005 and the selected consolidated balance sheet data as of October 31, 2005 are derived from our unaudited condensed consolidated financial statements which are included in this prospectus. Our unaudited financial statements have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position and results of operations as of and for those periods.

(In thousands, except per share amounts)	Six Months Ended October 31, 2005 (restated)(4)(5)	Year Ended April 30,
		2005 (restated)(4)(5)	2004(5) (restated)(4)	2003(3)(5) (restated)(4)	2002(2)(5) (restated)(4)	2001(1)(5) (restated)(4)
	(unaudited)				(unaudited)	(unaudited)
Statement of Operations Data:
Sales	$92,671	$172,966	$132,861	$121,833	$116,386	$132,797
Income (Loss) Before Cumulative Effect of Change in Accounting Principles and Discontinued Operations	1,221	(12,174)	(10,668)	(43,965)	(7,966)	1,882
Net Income (Loss)	1,040	(21,197)	(11,274)	(67,813)	(8,024)	1,304
Basic Income (Loss) Per Share Before Cumulative Effect of Change in Accounting Principles and Discontinued Operations	0.04	(0.69)	(0.69)	(2.86)	(0.52)	0.13
Basic Earnings (Loss) Per Share	0.03	(1.19)	(0.73)	(4.42)	(0.53)	0.09
Diluted Income (Loss) Per Share Before Cumulative Effect of Change in Accounting Principles and Discontinued Operations	0.03	(0.69)	(0.69)	(2.86)	(0.52)	0.12
Diluted Income (Loss) Per Share	0.03	(1.19)	(0.73)	(4.42)	(0.53)	0.09

	October 31, 2005 (restated)(4)	April 30,
(In thousands)		2005 (restated)(4)	2004 (restated)(4)	2003 (restated)(4)	2002 (restated)(4)	2001 (restated)(4)
	(unaudited)			(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Working Capital	$35,343	$6,154	$(8,757)	$(6,709)	$84,556	$95,322
Total Assets	108,862	118,467	129,272	147,088	205,572	206,270
Short-Term Debt	1,437	13,443	48,727	61,056	5,237	8,464
Long-Term Obligations, net	23,538	5,704	38,081	29,023	83,453	85,652
Shareholders’ Equity (Deficit)	28,499	29,464	(8,217)	5,959	69,967	67,839

(1)	The Statement of Operations for fiscal 2001 includes the adoption of SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB101A and 101B. We reflected this change in policy as a Cumulative Effect of Change in Accounting Principle.
(2)	The Statement of Operations for fiscal 2002 includes the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). See Note 1 to the Consolidated Financial Statements for the year ended April 30, 2005 for further discussion of the impact of this adoption.
(3)	The Statement of Operations for fiscal 2003 includes the impact of management’s launch of its restructuring program and resulting focus on cash generation. See the ‘Fiscal 2003 Comprehensive Financial Review’ at the end of the ‘Fiscal 2004 Compared to Fiscal 2003’ financial analysis in the Management’s Discussion and Analysis section for further discussion of the impact on our financial results.
(4)	As described in Note 2 to the April 30, 2005 Consolidated Financial Statements included elsewhere in this prospectus, we have restated our consolidated financial statements for the year ended April 30, 2005 to reflect additional charges in the Consolidated Statement of Operations associated with 1) the impairment of goodwill, 2) the revised valuation of anti-dilution warrants issued to our senior and subordinated lenders, 3) the revision of estimated losses on long-term contracts, 4) the correction of compensation expense for performance based equity awards and stock awards for services and 5) straight-line rent expense for leases with escalating rents. We have identified errors in the Consolidated Financial Statements related to the presentation of percentage-of-completion related balances on the Consolidated Balance Sheet. Specifically, we noted inconsistencies between our divisions in the balance sheet presentation of accounts receivable and cash receipts relating to contracts accounted for using the percentage-of-completion method. We have, therefore, adjusted the financial statements to reflect a consistent presentation and comply with the provisions of SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” for all years presented. In addition, we restated certain balances for incorrect classification on our Consolidated Balance Sheet as of April 30, 2005 and 2004 and Consolidated Statement of Operations for the year ended April 30, 2005. We also restated our consolidated financial statements in Amendment No. 2 to our April 30, 2005 Form 10-K to reflect corrections to our consolidated income tax provisions and recording of minority interest for all years presented. These errors also resulted in a restatement of our interim financial statements as of and for the six months ended October 31, 2005.

The restated amounts above reflect the adjustments enumerated in Note 2 to the Consolidated Financial Statements in our Form 10-K/A Amendment No. 2 and the following adjustments for years prior to fiscal 2004;

	2002			2001
	As previously reported	As Restated	Reclassified for Discontinued Operations	As previously reported	As Restated	Reclassified for Discontinued Operations
Statement of Operations Data:
(Loss) Income Before Cumulative Effect of Change in Accounting Principle and Discontinued Operations	$(8,244)	$(8,415)	$(7,966)	$4,038	$3,713	$1,882
Net (Loss) Income	(7,853)	(8,024)	(8,024)	1,630	1,304	1,304
Net (Loss) Income per share:
Basic & Diluted
Net Loss	(0.52)	(0.53)	(0.53)	0.11	0.09	0.09

	2003		2002		2001
	As previously reported	As Restated	As previously reported	As Restated	As previously reported	As Restated
Balance Sheet Data:
Working Capital	$(6,709)	$(6,709)	$84,532	$84,556	$91,750	$95,322
Total Assets	147,701	147,088	208,674	205,572	209,309	206,270
Total Shareholders’ Equity	4,872	5,959	71,054	69,967	68,755	67,839

(5)	Our consolidated statement of operations for all periods has been recast to give effect to the sale of the Avure Business and present the results for the Avure Business as discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Current Events

Avure Disposition –

On October 31, 2005, consistent with our strategy to divest operations that are not part of our core UHP water pump business, we sold our General Press operations and the non UHP portion of our Food reportable segment (the “Avure Disposition”). Included in the Avure Disposition were our Avure Technologies, Incorporated, Flow International FPS AB, Avure Technologies AB subsidiaries, and our 51% interest in Flow Autoclave Systems (together, the “Avure Business”). The Avure Business became a discontinued operation in accordance with FAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets at the time it was sold and has been presented as a discontinued operation in the Statements of Operations in the financial statements.

Barton –

On August 26, 2005, we received $2.5 million for giving the exclusive right to Barton Mines Company to sell abrasive to our customers. Under a Purchase Agreement, we are also entitled to future annual payments of up to $250,000 for the next three years based on achievement of system sales targets and royalty payments for systems sold over the next 10 years.

Current Senior Credit Agreement –

Until April 28, 2005, our long-term financing consisted of a senior credit agreement (originally entered into on July 28, 2004) whose maturity date was August 1, 2005 (“Senior Credit Agreement”) and a subordinated debt agreement (“Subordinated Debt Agreement”). On April 28, 2005, we entered into a new senior debt agreement (“April Senior Credit Agreement”) for the purpose of being able to pay off the Subordinated Debt Agreement, which was done. The April Senior Credit Agreement also had a maturity date of August 1, 2005. On July 8, 2005, we entered into a new senior credit agreement, with a maturity date of July 8, 2008 (“Current Senior Credit Agreement”). At certain places in this report, we refer to “Senior Credit Arrangements” referring to one or more of the senior credit agreements when identification of a particular agreement is not important. The Current Senior Credit Agreement is a $30 million, three year agreement with Bank of America N.A. and U.S. Bank N.A. It bears interest at Bank of America’s prime rate (5.75% at April 30, 2005) or is linked to LIBOR plus a percentage depending on our leverage ratios, at our option. The agreement sets forth specific financial covenants to be attained on a quarterly basis, which we believe, based on our financial forecasts, are achievable. The financial covenants in the Current Senior Credit Agreement are less restrictive than in the earlier Senior Credit Arrangements.

Restructuring –

In fiscal 2005, we completed a plan intended to return us to profitability through reductions in headcount, consolidation of facilities and operations, and closure or divestiture of selected operations. We evaluated the workforce and skill levels necessary to satisfy the expected future requirements of the business. As a result, we implemented plans to eliminate redundant positions and realign and modify certain roles based on skill assessments. We recorded restructuring charges of $2.5 million for the year ended April 30, 2004 which are shown in the table below (in thousands):

Year Ended April 30, 2004
Severance benefits	$217
Facility exit costs	867
Inventory write-down	1,384

$2,468

These charges included employee severance related costs for approximately 35 individuals. The fiscal 2004 reductions in the global workforce were made across manufacturing, engineering and general and administrative functions. We have also recorded facility exit costs for the year ended April 30, 2004 primarily as a result of consolidating our two Kent facilities into one facility and vacating the manufacturing warehouse portion of our Flow Europe facility. In addition, we scrapped some obsolete parts, returned surplus parts to vendors and sold parts to third parties, in conjunction with the shutdown of our manufacturing operation in Europe and standardization of our product line. See restructuring accrual information in Note 17 to Consolidated Financial Statements.

The Avure Business incurred restructuring charges of $239,000 and $788,000 for the years ended April 30, 2005 and 2004, respectively, which included employee severance costs for 15 individuals. In addition, the Avure Business reduced the space utilized in its Swedish manufacturing facility and closed the Memphis sales office for the food portion of the business.

During the year ended April 30, 2005 and 2004, we incurred $.6 million and $1.5 million, respectively, of professional fees associated with the restructuring of our debt in July 2004 and July 2003, respectively. These costs were evaluated under EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements”, and as they were either expenses related to potential Senior Credit Arrangement with lenders that did not occur, or they related to expenses associated with our subordinated debt and did not result in an increase in the facility and accordingly they were expensed.

Robotics Division –

In an effort to control costs and to focus on our core UHP waterjet systems, on June 2, 2005, we announced that we had expanded our strategic relationship with Motoman Inc., to deliver standard, pre-engineered robotic waterjet cutting solutions to the automotive industry. The relationship means that Motoman, Inc. will be the primary sales contact with the end user for standard systems and we will sell UHP pumps and parts to Motoman, Inc. to be integrated into the pre-engineered robotic cutting system. At the same time we announced that, in order to re-align our resources with this new strategic direction, our custom robotic waterjet cutting system manufacturing would be relocated from Wixom, Michigan to Burlington, Ontario. This closure was completed by the second quarter of fiscal 2006 with restructuring expenses of approximately $600,000. These expenses include severance payments for employees, exit expenses for the facility as well as logistical expenses for moving and disposing of equipment and assets.

Other –

We have also retained a broker to assist us in evaluating various opportunities for the Applications Group, our “Other” segment.

Three and Six Months Ended October 31, 2005 Compared to Three and Six Months Ended October 31, 2004

Changes in Financial Condition

We generated $9.2 million of cash from operating activities during the six months ended October 31, 2005 compared to $6.7 million of cash generated for the six months ended October 31, 2004. The current period’s operating cash flow includes $2.5 million of cash received related to the Purchase Agreement with Barton referred to earlier. Customer deposits increased $4.7 million further contributing to the cash flow from operations. These deposits provide the funding for the manufacturing of our systems and primarily relate to large aerospace contracts that we have been awarded. The revenue associated with these deposits is expected to be recognized in the next twelve months. Offsetting these inflow is a $1.2 million increase in Receivables, net from progress made on percentage-of-completion projects during the six months ended October 31, 2005. Trade receivables accounted for cash generation of $1.8 million in the year ago comparable period. Additionally, increases in inventory of $4.1 million during the six months ended October 31, 2005 offset the cash generated by the Barton transaction and customer deposits. These increases were the result of additional inventory purchases in our core business to meet upcoming demand in the third quarter of fiscal 2006 as well as inventory changes in the Avure business prior to the disposition.

Net receivables are comprised of trade accounts and unbilled revenues. At October 31, 2005, the net receivables balance decreased $10.2 million or 27% from April 30, 2005. The decrease in net receivables stemmed from the reduction in trade receivables of $8.9 million or 24% from $37.2 million at April 30, 2005 to $28.3 million at October 31, 2005 on sale of the Avure Business which reduced trade receivables by $7.5 million and on collection of standard waterjet system sales for the six months ended October 31, 2005. Receivables days sales outstanding (including unbilled revenues and excluding the Avure business for the comparative periods) increased to 55 days at October 31, 2005 from 49 as of April 30, 2005. This decrease in Trade Receivables was compounded by a reduction in unbilled revenues from $5.0 million at April 30, 2005 to $3.4 million at October 31, 2005, a $1.6 million or 32% decrease. The Avure Business accounted for $4.6 million of the decrease which was offset by an increase in the percentage complete on our aerospace contracts as well as a higher number of automation contracts being worked on. Our unbilled receivables relate to equipment and systems sales accounted for on a percentage of completion basis. Unbilled revenues fluctuate due to the scheduling of production and achievement of certain billing milestones. In general, receivables can be negatively affected by the traditionally longer payment cycle outside the United States and the timing of billings and payments on large special system orders. We do not believe these timing issues will present a material adverse impact on our short-term liquidity requirements. Because of the lead-time to build and deliver such equipment, ultimate collection of such accounts can be subject to changing customer business and economic conditions.

Inventories, net at October 31, 2005 decreased $4.8 million or 20% from April 30, 2005 driven by the sale of the Avure Business which accounted for $6.2 million. This was offset by an increase in Waterjet inventory of $1.3 million primarily related to some equipment for our aerospace contracts which we anticipate shipping in our fourth fiscal quarter of 2006.

Customer deposits were $7.6 million at October 31, 2005, versus the $10.6 million balance at April 30, 2005. The disposition of the Avure Business accounted for a decrease of $3.1 million which was offset by the receipt of milestone advances due under the significant aerospace contracts which we were awarded in fiscal 2005.

Liquidity and Capital Resources

Approximately $20.3 million of our cash and restricted cash is held by divisions outside the United States. The repatriation of offshore cash balances from certain divisions will trigger tax liabilities. In fiscal 2004, we recorded a $1.9 million liability for withholding taxes on future repatriation of historical foreign earnings. In fiscal 2005, we repatriated $4.8 million from certain foreign subsidiaries. During the six months ended October 31, 2005, we repatriated $1.4 million from a foreign subsidiary and we plan to continue repatriating additional funds in the future.

On March 21, 2005, in a Private Investment in Public Equity Transaction (“PIPE Transaction”), we sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of more than $59 million. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. If all the warrant holders opted to exercise their warrants, we would receive $7.1 million in cash proceeds.

Because the market price of the common stock was greater than $3.70, we issued approximately 304,000 anti-dilution warrants to current warrant holders prior to the PIPE Transaction which have a Black-Scholes value of approximately $1.7 million. Approximately $1.5 million of this amount relates to warrants issued under subordinated debt agreements and $0.2 million relates to warrants issued under senior debt agreements. Proceeds of the PIPE were used to pay down existing debt, including all of the subordinated debt.

Under terms of the PIPE Transaction, we were required to file an initial Form S-1 registration of the shares issued and issuable in the PIPE Transaction on or before May 20, 2005 and were required to cause the Form S-1 to become effective on or before September 17, 2005. We subsequently amended the Registration Rights

Agreement to grant us an extension until March 10, 2006 for the effective date of the registration of the shares and warrants issued in the PIPE Transaction. We are subject to liquidated damages of $650,000 per month, if we fail to meet the March 10, 2006 deadline.

Our domestic senior credit agreement (“Credit Agreement”) is our primary source of external funding. Effective July 8, 2005, we executed a new $30 million, three year senior credit agreement with Bank of America N.A. and U.S. Bank N.A. This credit agreement expires July 8, 2008 and bears interest at the bank’s prime rate (6.75% at October 31, 2005) or is linked to LIBOR plus a percentage depending on our leverage ratios, at our option. The agreement sets forth specific financial covenants to be attained on a quarterly basis, which we believe, based on our financial forecasts, are achievable. At October 31, 2005, the balance outstanding on the Credit Agreement was $18.5 million against a maximum borrowing of $30 million. Our available credit at October 31, 2005, net of $2.3 million in outstanding letters of credit, was $9.2 million.

We believe that our existing cash, cash from operations, and credit facilities at October 31, 2005 are adequate to fund our operations through April 30, 2006. If we fail to achieve our planned revenues, costs and working capital objectives, management believes it has the ability to curtail capital expenditures and reduce costs to levels that will be sufficient to enable us to meet our cash requirements and debt covenants through April 30, 2006.

On August 26, 2005, we received $2.5 million for giving the exclusive right to Barton Mines Company to sell abrasive to our customers. Under a Purchase Agreement, we are also entitled to future annual payments of up to $250,000 for the next three years based on achievement of system sales targets and royalty payments for systems sold over the next 10 years.

Since fiscal 2004, we had been investigating, with approval from our Board, alternatives for our non-core operations. On October 31, 2005, we completed the sale of our Avure Business with Gores Technology for estimated net proceeds of $14.4 million, comprised of cash and notes. The Avure Business was comprised of the International and North America Press reporting segments as well as the non ultrahigh-pressure portion of our Food reportable segment. The ultrahigh-pressure portion of our Food segment will be reported under North America Waterjet on a go-forward basis. The results of operations are shown as discontinued operations in our financial statements.

Off-Balance Sheet Arrangements

We do not have any special purpose entities or off-balance sheet financing arrangements.

Contractual Obligations

During the quarter ended October 31, 2005, there were no material changes outside the ordinary course of business in our contractual obligations and minimum commercial commitments as reported in Amendment No. 2 to our Annual Report on Form 10-K for the year ended April 30, 2005.

Critical Accounting Policies and Judgments and New Accounting Pronouncements

There are no material changes in our critical accounting policies as disclosed in Amendment No. 2 to our Annual Report on Form 10-K for the year ended April 30, 2005. New accounting pronouncements are disclosed in Note 16 to the Condensed Consolidated Financial Statements.

Results of Operations

Our ultrahigh-pressure (“UHP) business which we call Waterjet is comprised of the following segments: North America Waterjet, Asia Waterjet, Other International Waterjet and Other.

Sales Summary:

Dollars in thousands

	Three months ended October 31,			Six months ended October 31,
	2005	2004	% Change	2005	2004	% Change
Operational breakdown:
Waterjet:
Systems	$36,950	$31,274	18%	$65,671	$57,174	15%
Consumable parts and services	13,735	12,813	7%	27,000	25,212	7%

	$50,685	$44,087	15%	$92,671	$82,386	13%

Geographic breakdown:
United States	$28,992	$25,308	15%	$53,492	$45,826	17%
Rest of Americas	6,828	4,710	45%	11,009	9,605	15%
Europe	7,397	7,616	(3)%	14,934	14,151	6%
Asia	7,468	6,453	16%	13,236	12,804	3%

	$50,685	$44,087	15%	$92,671	$82,386	13%

Three and Six Months Ended October 31, 2005 Compared to Three and Six Months Ended October 31, 2004

(Tabular amounts in thousands)

Sales.

Our sales by segment for the periods noted below is summarized as follows:

	Three Months Ended October 31,				Six Months Ended October 31,
	2005	2004	Difference	%	2005	2004	Difference	%
Sales
Waterjet:
North America	28,644	20,663	7,981	39%	51,571	36,563	15,008	41%
Asia	7,468	6,453	1,015	16%	13,236	12,804	432	3%
Other International	8,789	8,396	393	5%	17,242	15,532	1,710	11%
Other	5,784	8,575	(2,791)	(33)%	10,622	17,487	(6,865)	(39)%

Waterjet Total	50,685	44,087	6,598	15%	92,671	82,386	10,285	12%

Our Waterjet business includes cutting and cleaning operations, which are focused on providing total solutions for the aerospace, automotive, job shop, surface preparation (cleaning) and paper industries. It is comprised of four reporting segments: North America Waterjet, Asia Waterjet, Other International Waterjet and Other. The North America, Asia and Other International Waterjet segments primarily represent sales of our standard cutting and cleaning systems throughout the world, as well as sales of our custom designed systems into the Aerospace industry. The ‘Other’ segment represents sales of our automation and robotic waterjet cutting sells which are sold primarily into the North American automotive industry.

For the three months ended October 31, 2005, total Waterjet sales of $50.6 million increased $6.6 million or 15% as compared to the prior year same period. For the six months ended October 31, 2005, total Waterjet sales of $92.7 million increased $10.3 million or 12% as compared to the prior year same period of which $15.0 million was recognized in our North America Waterjet segment. Last year we believed the market awareness of waterjet technology was low and addressed this through an increase in marketing and tradeshow activity, including attendance at the bi-annual International Manufacturing Technology Show in early September 2004, as well as increasing the number of domestic waterjet cutting direct sales staff from 10 to 15, adding of two machine tool distributors and increasing domestic technical services staff from 12 to 24 persons. The growth in revenue in North America is a result of an increase in unit sales stemming from our increased sales and marketing activity as well as increased revenue recognition on large percentage-of-completion aerospace contracts. There were no significant price increases year over year; however, a price increase of 4% on selected systems was instituted on February 1, 2005. Aerospace sales, which are also included in the North America segment, were $7.5 million and $9.6 million for the three and six months ended October 31, 2005, respectively, up $6.7 million and $8.4 million from the prior year same respective periods from work completed on aerospace contracts awarded in fiscal 2005.

For the three and six months ended October 31, 2005, Asia Waterjet segment revenue increased $1.0 million and $0.4 million, or 16% and 3% for the prior year same respective periods. This increase was fueled by expansion of waterjet systems into the electronics industry in Taiwan. Growth in the Other International Waterjet segment represents primarily sales into Europe and South America. Revenues from our European operations have declined $219,000 to $7.4 million during the three months ended October 31, 2005 on a strengthening dollar while improving by $783,000 for the six months ended October 31, 2005 to $14.9 million. Sales into South America of $1.4 million and $2.3 million for the three and six months ended October 31, 2005 improved $612,000 and $927,000 over the respective prior year same periods on higher standard shapecutting system sales as the Company focused its efforts in this area. We typically sell our products at higher prices outside the U.S. due to the costs of servicing these markets.

The growth in our North America, Asia Waterjet, and Other International Waterjet segments were offset by declines in the ‘Other’ segments. The ‘Other’ segment recorded a $2.8 million and a $6.9 million decline for the three and six months ended October 31, 2005 from the prior year same periods from a softness in the domestic automotive industry as well as from the closing and relocation of our Wixom, Michigan facility to our Burlington, Ontario facility. This shutdown was completed to combine like businesses and reduce operating costs.

We also analyze our Waterjet revenues by looking at system sales and consumable sales. Systems sales were $37.0 million, up $5.7 million or 18%, for the three months ended October 31, 2005 and up $8.5 million or 15%, for the six months ended October 31, 2005 due to strong domestic shapecutting sales as well as increased aerospace revenue. Consumables revenues recorded an increase of $922,000 or 7.2% to $13.7 million for the three months ended October 31, and $1.8 million or 7.1% to $27 million for the six months ended October 31, 2005, respectively. The majority of the increase in spares sales for the three and six months ended October 31, 2005 was recorded in Europe and South America. The increasing number of systems in service, our proprietary productivity enhancing kits and improved parts availability as well as the use of Flowparts.com, our easy-to-use internet order entry system, offset domestic spare parts declines resulting from the elimination of garnet revenue pursuant to the Barton transaction. We believe that spare parts sales should continue to increase as more systems are put into service.

Cost of Sales and Gross Margins. Our gross margin by segment for the periods noted below is summarized as follows:

	Three Months Ended October 31,				Six Months Ended October 31,
	2005 (restated)	2004 (restated)	Difference	%	2005 (restated)	2004 (restated)	Difference	%
Gross Margin
Waterjet:
North America	13,878	9,616	4,262	44%	24,865	17,586	7,279	41%
Asia	3,549	2,871	678	24%	6,359	5,726	633	11%
Other International	3,281	2,671	610	23%	6,542	5,051	1,491	30%
Other	1,626	233	1,393	598%	2,501	1,200	1,301	108%

Waterjet Total	22,334	15,391	6,943	45%	40,267	29,563	10,704	36%

Our gross margin as a percent of sales by segment for the periods noted below is summarized as follows:

	Three Months Ended October 31,		Six Months Ended October 31,
	2005 (restated)	2004 (restated)	2005 (restated)	2004 (restated)
Gross Margin Percentage
Waterjet:
North America	48%	47%	48%	48%
Asia	48%	44%	48%	45%
Other International	37%	32%	38%	33%
Other	28%	3%	24%	7%
Waterjet Total	44%	35%	43%	36%

Gross margin for the three and six months ended October 31, 2005 amounted to $22.3 million or 44% of sales and $40.3 million or 43%, respectively, as compared to gross margin of $15.4 million or 35% of sales and $29.6 million or 36% in the prior year same periods. Domestically, the gross margin improvements are attributable to cost reductions from global supply chain initiatives as well as improved cost absorption from higher sales volumes in standard shapecutting as well aerospace system sales. Asia Waterjet margins rose on strong product pricing and its improved product mix. The Other segment saw improved margins as the prior three and six month results included significant costs accrued on loss contracts at our Wixom, Michigan division which depressed margins to (18)% and (10)%, respectively. Current period margins in the Other segment are in line with margin expectations for this line of business. Generally, comparison of gross margin rates will vary period over period depending on the mix of sales, which includes special system, standard system and consumables sales. Gross margin rates on our systems sales are typically less than 45% as opposed to consumables sales which are in excess of 50%. In addition, gross margin as a percent of sales will vary amongst segments due to inter-company sales and the related inter-company transfer pricing.

Marketing Expenses. Our marketing expenses by segment for the periods noted below are summarized as follows:

	Three Months Ended October 31,				Six Months Ended October 31,
	2005 (restated)	2004 (restated)	Difference	%	2005 (restated)	2004 (restated)	Difference	%
Marketing:
Waterjet:
North America	4,329	3,822	507	13%	8,355	6,828	1,527	22%
Asia	1,069	892	177	20%	2,030	1,733	297	17%
Other International	2,241	1,869	372	20%	4,505	3,841	664	17%
Other	234	473	(239)	(51)%	559	890	(331)	(37)%

Waterjet Total	7,873	7,056	817	12%	15,449	13,292	2,157	16%

Marketing expenses increased $817,000 or 12% and $2.2 million or 16% for the three and six months ended October 31, 2005, respectively, as compared to the prior year same periods. All segments experienced increases in their Marketing expenses for both periods with the exception of the Other segment. The increases are due to increased expenses such as commissions on higher sales, as well as increased marketing and advertising costs directed at increasing waterjet technology awareness. The Other segment decreased its expenses as the Wixom division was closed in Q2 and all marketing activity was handled through our Burlington facility. Expressed as a percentage of revenue, consolidated marketing expenses were 16% and 17% for the three and six months ended October 31, 2005 and 16% for the three and six months ended October 31, 2004.

Research and Engineering Expenses. Our research and engineering expenses by segment for the periods noted below are summarized as follows:

	Three Months Ended October 31,				Six Months Ended October 31,
	2005 (restated)	2004 (restated)	Difference	%	2005 (restated)	2004 (restated)	Difference	%
Research and Engineering Waterjet:
North America	1,429	971	458	47%	3,043	2,289	754	33%
Asia	129	80	49	61%	235	158	77	49%
Other International	103	179	(76)	(42)%	242	349	(107)	(31)%
Other	31	25	6	24%	50	81	(31)	(38)%

Waterjet Total	1,692	1,255	437	35%	3,570	2,877	693	24%

Research and engineering expenses increased $437,000 or 35% and $693,000 or 24% for the three and six months ended October 31, 2005, as compared to the prior year same periods. Increases of $458,000 and $754,000 were recorded in the North America Waterjet segment for the three and six months ended October 31, 2005. This is attributable to the addition of key engineering personnel related to our core UHP technology. Expressed as a percentage of revenue, research and engineering expenses were 3% and 4% for the three and six months ended October 31, 2005 compared to 3% for the prior year same periods.

General and Administrative Expenses. Our general and administrative expenses by segment for the periods noted below are summarized as follows:

	Three Months Ended October 31,				Six Months Ended October 31,
	2005 (restated)	2004 (restated)	Difference	%	2005 (restated)	2004 (restated)	Difference	%
General and Administrative Waterjet:
North America	5,861	3,457	2,404	70%	10,741	6,815	3,926	58%
Asia	335	320	15	5%	733	592	141	24%
Other International	593	624	(31)	(5)%	1,168	1,259	(91)	(7)%
Other	346	437	(91)	(21)%	708	830	(122)	(15)%

Waterjet Total	7,135	4,838	2,297	47%	13,350	9,496	3,854	41%

General and administrative expenses increased $2.3 million or 47% and $3.9 million or 41% for the three and six months ended October 31, 2005, as compared to the prior year same periods. The increase was experienced primarily in the North America Waterjet segment which includes all of our corporate overhead costs. These costs were driven higher by legal costs of $936,000 and $1.8 million for the three and six months ended October 31, 2005 and public company-related costs such as Sarbanes-Oxley consulting fees of $838,000 and $1.4 million for the same respective periods. Expressed as a percentage of revenue, consolidated general and administrative expenses were 14% for the three and six months ended October 31, 2005, as compared to 11% and 12% for the prior year same periods.

Restructuring Expenses. During the three and six months ended October 31, 2005, we incurred $487,000 and $585,000 of severance benefits and other costs in the Other segment related to the closing and relocation of our Wixom, Michigan facility. No restructuring costs were incurred during the three and six months ended October 31, 2004.

Financial Consulting Expenses. No financial consulting costs were incurred in the six months ended October 31, 2005 compared with $623,000 in the prior year period associated with our efforts to refinance our subordinated debt. Because no new financing was obtained, these costs were charged to expense.

Operating Income (Loss). Our operating income (loss) by segment for the periods noted below are summarized as follows:

	Three Months Ended October 31,				Six Months Ended October 31,
	2005 (restated)	2004 (restated)	Difference	%	2005 (restated)	2004 (restated)	Difference	%
Operating Income (Loss)
Waterjet:
North America	2,259	1,366	893	65%	2,726	1,031	1,695	NM
Asia	2,016	1,579	437	28%	3,361	3,243	118	4%
Other International	344	(1)	345	NM	627	(398)	1,025	NM
Other	528	(702)	1,230	NM	599	(601)	1,200	NM

Waterjet Total	5,147	2,242	2,905	130%	7,313	3,275	4,038	123%

NM = Not Meaningful

Our operating income for the three months ended October 31, 2005 was $5.3 million versus a $2.2 million in the prior year period. For the six months ended October 31, 2005, the operating income was $7.4 million versus $3.3 million in the prior year period. The reasons for the changes in operating profit or loss by segment have been described in the paragraphs above addressing changes in sales, gross margin and operating expenses.

Interest and Other (Expense) Income, net. Current interest expense, net decreased to $437,000 and $1,363,000 for the three and six months ended October 31, 2005. This net amount includes $19,000 and $55,000 of interest income for the three and six months ended October 31, 2005. This decrease results lower interest rates charged coupled with lower average debt on our balance owing with the paydown of the subordinated debt in April 2005 as well as lower amortization of debt issue costs. During the three and six months ended October 31, 2005, we recorded Other (Expense) Income, net of $(1,129,000) and ($2,914,000) compared to Other (Expense) Income, net of $2,655,000 and $2,561,000 in the prior year three and six month period. These changes are the result of changes in realized and unrealized foreign exchange gains and losses as described in the table below, offset by the $4,157,000 expense associated with the warrants used in the previously described PIPE transaction. The terms of these warrants require them to be marked-to-market at each reporting period with corresponding gains and losses reported on the Consolidated Statement of Operations. We also entered into a Purchase Agreement (the “Purchase Agreement”) with Barton Mines Company (“Barton”) to give Barton exclusive rights to sell abrasive to the Company’s customers for $2.5 million in cash which was recorded as Other Income for the three and six months ended October 31, 2005.

	Three Months Ended October 31,		Six Months Ended October 31,
	2005	2004	2005	2004
Realized Foreign Exchange (Losses) Gains, Net	$(237)	$726	$(220)	$1,339
Unrealized Foreign Exchange Gains (Losses), Net	631	1,927	(458)	1,251
Fair Value Adjustment on Warrants Issued	(4,157)	—	(4,835)	—
Gain on Barton Sale	2,500	—	2,500	—
Other	134	2	99	(29)

	$(1,129)	$2,655	$(2,914)	$2,561

Income Taxes. For the three and six months ended October 31, 2005 and 2004, the tax provision consists of current expense related to operations in foreign jurisdictions which are profitable primarily in Taiwan and Japan. In addition, operations in certain jurisdictions (principally Germany and US) reported net operating losses for which no tax benefit was recognized as it is more likely than not that such benefit will not be realized. During the fourth quarter of fiscal 2004, as a result of foreign asset collateral requirements and our amended credit agreements, we were no longer able to permanently defer foreign earnings and recorded a $1.7 million liability or withholding taxes payable on future repatriation of foreign earnings. We also recorded a U.S. tax liability of $6.7 million on foreign earnings which we have decided to no longer permanently defer. The total $6.7 million tax liability was offset by a reduction of the valuation allowance. In addition, we continue to assess our ability to realize our net deferred tax assets. Recognizing the cumulative losses generated during the quarter ended October 31, 2005 and in prior periods, we have determined it appropriate to continue to maintain a valuation allowance on our domestic net operating losses, certain foreign net operating losses and certain other deferred tax assets based on the expected reversal of both deferred tax assets and liabilities. The domestic net operating losses can be carried forward 20 years to offset domestic profits in future periods and expire from fiscal 2022 through fiscal 2024 if not used. Our foreign net operating losses currently do not have an expiration date. We provided a full valuation allowance against the deferred tax assets associated with the losses recorded during the quarter ended October 31, 2005.

Discontinued Operations, Net of Tax. In October 2005, we sold our Avure Business and have reacast our financial statements to reflect the Avure Business as discontinued operations for all historical periods presented. For the three months ended October 31, 2005 and 2004, loss from operations of discontinued operations was $184,000 and $1,004,000, respectively, primarily due to a significantly lower foreign exchange loss in the current quarter than the same quarter in the prior year. For the six months ended October 31, 2005, income from operations of discontinued operations was $966,000 compared to a loss of $673,000 in the same period in the prior year primarily due to a higher foreign exchange gain in the first quarter and a lower foreign exchange loss in the second quarter.

Net Income (Loss). Our consolidated net income in the three months ended October 31, 2005 amounted to $1.0 million, or $.03 basic and diluted income per share as compared to a net loss of $338,000, or $.02 basic and diluted loss per share in the prior year same periods. For the year-to-date period, our consolidated net income was $1.0 million or $.03 basic and diluted per share as compared to a net loss of $2.7 million, or $.17 basic and diluted loss per share in the prior year same period.

Operational and Financial Data—Fiscal 2005, 2004 and 2003

All operational and financial data in the following pages has been recast to give effect to the sale of the Avure Business and reflects the results of the Avure Business as discontinued operations for all periods presented.

Operational Data as a Percentage of Sales

	Year Ended April 30,
	2005 (restated)	2004 (restated)	2003 (restated)
Sales	100%	100%	100%
Cost of Sales	62%	62%	72%

Gross Margin	38%	38%	28%

Expenses:
Marketing	16%	17%	24%
Research & Engineering	3%	5%	6%
General & Administrative	13%	14%	15%
Restructuring Charges	—%	2%	—%
Financial Consulting Charges	1%	1%	—%
Impairment Charges	—%	—%	6%

	33%	39%	51%

	Year Ended April 30,
	2005 (restated)	2004 (restated)	2003 (restated)
Operating Income (Loss)	5%	(1)%	(23)%
Interest Expense	(12)%	(10)%	(9)%
Interest Income	—%	—%	—%
Other Income (Expense), net	1%	6%	5%

Loss Before Provision for Income Taxes	(6)%	(5)%	(27)%
Provision for Income Taxes	(1)%	(3)%	(9)%

Loss Before Discontinued Operations	(7)%	(8)%	(36)%
Discontinued Operations, Net of Tax	(5)%	—%	(20)%

Net Loss	(12)%	(8)%	(56)%

Sales Summary:

Dollars in thousands	Year ended April 30,			Year ended April 30,
	2005	2004	% Change	2004	2003	% Change
Operational breakdown:
Waterjet:
Systems	$122,129	$85,015	44%	$85,015	$76,346	11%
Consumable parts and services	50,837	47,846	6%	47,846	45,487	5%

Total	$172,966	$132,861	30%	$132,861	$121,833	9%

Geographic breakdown:
United States	$97,286	$70,058	39%	$70,058	$66,931	5%
Rest of Americas	19,468	17,751	10%	17,751	15,673	13%
Europe	30,707	24,550	25%	24,550	21,563	14%
Asia	25,505	20,502	24%	20,502	17,666	16%

	$172,966	$132,861	30%	$132,861	$121,833	9%

Results of Operations—Fiscal 2005, 2004 and 2003

Our UHP business which we call Waterjet, is comprised of the following segments: North America Waterjet, Asia Waterjet, Other International Waterjet and Other.

Fiscal 2005 Compared to Fiscal 2004

(Tabular amount in thousands)

Sales.

Our sales by segment for the periods noted below is summarized as follows:

	2005	2004	Difference	%
Sales
Waterjet:
North America	$82,381	$59,044	$23,337	40%
Asia	25,505	20,502	5,003	24%
Other International	34,530	28,160	6,370	23%
Other	30,550	25,155	5,395	21%

Waterjet Total	$172,966	$132,861	$40,105	30%

Waterjet. The Waterjet operation includes cutting and cleaning operations, which are focused on providing total solutions for the aerospace, automotive, job shop, surface preparation (cleaning) and paper industries. It is comprised of four reporting segments: North America Waterjet, Asia Waterjet, Other International Waterjet and Other. The North America, Asia and Other International Waterjet segments primarily represent sales of our standard cutting and cleaning systems throughout the world, as well as sales of our custom designed systems into the aerospace industry. The ‘Other’ segment represents sales of our automation and robotic waterjet cutting cells, as well as non-waterjet systems, which are sold primarily into the North American automotive industry. For the fiscal year ended April 30, 2005, we reported a $40.1 million, or 30%, increase in revenue to $173.0 million versus the prior year comparative period. All four segments reported an increase in revenue; however $23.3 million of the $40.1 million increase was recognized in our North America Waterjet segment. At the end of fiscal 2004, we believed the market awareness of waterjet technology was low and addressed this through an increase in marketing and tradeshow activity, including attendance at the bi-annual International Manufacturing Technology Show in early September 2004, as well as increasing the number of domestic waterjet cutting direct sales staff from 10 to 15, adding two machine tool distributors, acting as agents, and increasing domestic technical services staff from 12 to 24 persons. The growth in revenue in North America is a result of an increase in unit sales stemming from our increased sales and marketing activity. There were no significant price increases year over year, however a price increase of 4% on selected systems was implemented on February 1, 2005. Aerospace sales, which are also included in the North America segment, were $5.5 million, up $1.4 million (33%) from the prior year. The growth in our ‘Other’ segment results from improved non-waterjet automated robotic system demand in the domestic automotive industry. We have not increased our marketing and sales staff in this segment year over year. Our waterjets are experiencing growing acceptance in the marketplace because of their flexibility and superior machine performance.

Outside the U.S., Waterjet revenue growth was positively influenced by growth in Asia Waterjet sales which were $25.5 million, up $5.0 million or 24% for the year ended April 30, 2005. This increase was driven largely by sales in China where we experienced strong demand for shapecutting and cutting cell systems from a strengthening automotive industry.

Our Other International Waterjet segment represents primarily sales in Europe and South America. Revenues from our European operations have improved by $6.2 million (25%) for the year ended April 30, 2005 to $30.7 million. Market specific pricing including some price reductions, standardization of system offerings, improved delivery and a recovering European marketplace have helped to increase our European sales. Sales in South America of $3.8 million for the year ended April 30, 2005 were comparable to the respective prior year period. The economic conditions in the South America region make it difficult to increase sales. We are typically able to sell our products at higher prices outside the U.S. due to the costs of servicing these markets. As much of our product is manufactured in the U.S., the weakness of the U.S. dollar also has helped strengthen our foreign revenues.

We also analyze our Waterjet revenues by looking at system sales and consumable sales. Systems revenues for the year ended April 30, 2005 were $122.1 million, an increase of $37.1 million or 44%, compared to the prior year same period due to both strong domestic and global sales from recovering economic conditions. The majority, $21.4 million, of the increase was generated domestically. Consumables revenues recorded an increase of $3.0 million or 6% to $50.8 million for the year ended April 30, 2005. The majority of the increase in spares sales is domestic and is the result of the increasing number of operating systems, increasing sales of our proprietary productivity enhancing kits, improved parts availability, as well as increased customer acceptance of Flowparts.com, our easy-to-use internet order entry system. We believe that spare parts sales should continue to increase as more systems are put into operation.

Cost of Sales and Gross Margins. Our gross margin by segment for the periods noted below is summarized as follows:

	2005 (restated)	2004	Difference	%
Gross Margin
Waterjet:
North America	$38,768	$25,985	$12,783	49%
Asia	11,682	9,762	1,920	20%
Other International	12,034	9,876	2,158	22%
Other	3,539	4,435	(896)	(20)%

Waterjet Total	$66,023	$50,058	$15,965	32%

Our gross margin as a percent of sales by segment for the periods noted below is summarized as follows:

	2005 (restated)	2004
Gross Margin Percentage
Waterjet:
North America	47%	44%
Asia	46%	48%
Other International	35%	35%
Other	12%	18%
Waterjet Total	38%	38%

Gross margin for the year ended April 30, 2005 amounted to $66.0 million or 38% of sales as compared to gross margin of $50.1 million or 38% of sales in the prior year period. Generally, gross margin rates will vary period over period depending on the mix of sales, which includes special system, standard system and consumables sales. Gross margin rates on our systems sales are typically less than 45% as opposed to consumables sales which are in excess of 50%. On average, standard systems which are included in the North America, Asia and Other International Waterjet segments carry higher margins than the custom engineered systems, which are represented by the Other, segment. In addition, gross margin as a percent of sales will vary amongst segments due to inter-company sales and the related inter-company transfer pricing.

The increase in North American waterjet margins were offset in part by the decrease of five percentage points in the Other segment in fiscal 2005. This weakness stems from a number of very low margin contracts built in fiscal 2005, including several loss contracts which totaled $1.2 million in losses. All loss contracts were non-waterjet related systems. We have consolidated the management of this division within the Other segment and current contracts appear to be in line with historical gross margins in the automotive industry, between 15% and 25%.

Marketing Expenses. Our marketing expenses by segment for the periods noted below are summarized as follows:

	2005 (restated)	2004	Difference	%
Marketing
Waterjet:
North America	$14,717	$10,159	$4,558	45%
Asia	3,704	3,022	682	23%
Other International	8,161	7,840	321	4%
Other	1,789	1,822	(33)	(2)%

Waterjet Total	$28,371	$22,843	$5,528	24%

Marketing expenses increased $5.5 million or 24% to $28.4 million for the year ended April 30, 2005 as compared to the prior year period. The Waterjet increase in North America was the result of improved sales and the market awareness programs. Fiscal 2005 also includes over $.5 million in costs associated with the bi-annual International Manufacturing Technology Show held during the second quarter ended October 31, 2004. Asia and Other International Waterjet recorded cost increases in line with changes in sales and the Other segment held marketing costs constant. Expressed as a percentage of sales, consolidated marketing expenses were 16% for fiscal 2005, compared to 17% of sales for fiscal 2004.

Research and Engineering Expenses. Our research and engineering expenses by segment for the periods noted below are summarized as follows:

	2005 (restated)	2004	Difference	%
Research and Engineering
Waterjet:
North America	$4,605	$4,504	$101	2%
Asia	348	295	53	18%
Other International	712	737	(25)	(3)%
Other	224	337	(113)	(34)%

Waterjet Total	$5,889	$5,873	$16	—%

Research and engineering expenses increased $16,000 for fiscal 2005 as compared to fiscal 2004. Waterjet expenses were up slightly associated with our aerospace programs. The overall changes were related to the timing of research and development work, the use of engineers on revenue generating projects and continued cost cutting across most segments. Expressed as a percentage of revenue, research and engineering expenses were 3% in fiscal 2005, as compared to 5% in fiscal 2004.

General and Administrative Expenses. Our general and administrative expenses by segment for the periods noted below are summarized as follows:

	2005	2004	Difference	%
General and Administrative
Waterjet:
North America	$16,949	$13,096	$3,853	29%
Asia	1,381	1,146	235	21%
Other International	2,653	2,947	(294)	(10)%
Other	1,866	1,842	24	1%

Waterjet Total	$22,849	$19,031	$3,818	20%

General and administrative expenses increased $3.8 million or 20% for the year ended April 30, 2005, as compared to the prior year. The North America Waterjet segment increased $3.9 million. This includes increased professional fees of $900,000 associated with patent litigation, $600,000 for increased audit fees and Sarbanes Oxley consulting fees, increased incentive compensation of $1.5 million and increased labor and miscellaneous other costs associated with strengthening key corporate functions of $900,000. As a percent of sales, however, North America Waterjet general and administrative expenses decreased from 22% to 21% in fiscal 2005. Expressed as a percentage of revenue, consolidated general and administrative expenses were 13% in fiscal 2004 as compared to 14% for the prior year period.

Restructuring Charges. During fiscal 2004, we incurred $2.5 million of restructuring charges in loss from continuing operations, including severance, lease termination and inventory related charges, primarily in the U.S. and Germany. The most significant parts of this total being incurred in the North America Waterjet segment, $1.0 million and Other International Waterjet, $1.4 million. The Avure Business incurred restructuring charges of $239,000 and $788,000 for the years ended April 30, 2005 and 2004, respectively.

The following table summarizes accrued restructuring activity for fiscal 2004 and 2005 (in thousands):

	North America Waterjet		Other International Waterjet			Other Waterjet	Discontinued Operations			Consolidated
	Facility Exit Costs	Other	Severance Benefits	Facility Exit Costs	Other	Severance Benefits	Severance Benefits	Facility Exit Costs	Other	Severance Benefits	Facility Exit Costs	Other	Total
Q1 restructuring charge	$—	$—	$248	$—	$—	$—	$—	$—	$—	$248	$—	$—	$248
Q1 cash payments	—	—	(128)	—	—	—	—	—	—	(128)	—	—	(128)

Balance, July 31, 2003	—	—	120	—	—	—	—	—	—	120	—	—	120
Q2 restructuring charge	—	113	(120)	105	302	—	201	191	65	81	296	480	857
Q2 cash payments	—	(113)	—	—	(47)	—	—	—	(65)	—	—	(225)	(225)
Q2 charge-offs	—	—	—	—	(255)	—	—	—	—	—	—	(255)	(255)

Balance, October 31, 2003	—	—	—	105	—	—	201	191	—	201	296	—	497
Q3 restructuring charge	407	109	—	85	484	89	—	—	61	89	492	654	1,235
Q3 cash payments	(270)	(99)	—	(14)	—	—	(121)	—	(61)	(121)	(284)	(160)	(565)
Q3 charge-offs	—	(10)	—	(85)	(484)	—	—	—	—	—	(85)	(494)	(579)

Balance, January 31, 2004	137	—	—	91	—	89	80	191	—	169	419	—	588
Q4 restructuring charge	15	376	—	255	—	—	234	—	36	234	270	412	916
Q4 cash payments	(13)	(90)	—	(13)	—	(89)	(70)	—	(36)	(159)	(26)	(126)	(311)
Q4 charge-offs	—	(286)	—	—	—	—	—	—	—	—	—	(286)	(286)

Balance, April 30, 2004	139	—	—	333	—	—	244	191	—	244	663	—	907
Q1 restructuring charge	—	—	—	—	—	—	—	—	—	—	—	—	—
Q1 cash payments	(9)	—	—	(4)	—	—	(68)	(3)	—	(68)	(16)	—	(84)

Balance, July 31, 2004	130	—	—	329	—	—	176	188	—	176	647	—	823
Q2 restructuring charge	—	—	—	—	—	—	—	—	—	—	—	—	—
Q2 cash payments	(9)	—	—	(4)	—	—	(64)	(3)	—	(64)	(16)	—	(80)

Balance, October 31, 2004	121	—	—	325	—	—	112	185	—	112	631	—	743
Q3 restructuring charge	—	—	—	—	—	—	120	119	—	120	119	—	239
Q3 cash payments	(9)	—	—	(10)	—	—	(56)	(42)	—	(56)	(61)	—	(117)

Balance, January 31, 2005	112	—	—	315	—	—	176	262	—	176	689	—	865
Q4 restructuring charge	—	—	—	—	—	—	—	—	—	—	—	—	—
Q4 cash payments	(9)	—	—	(31)	—	—	(89)	(20)	—	(89)	(60)	—	(149)

Balance, April 30 2005	$103	$—	$—	$284	$—	$—	$87	$242	$—	$87	$629	$—	$716

Financial Consulting Charges. During the years ended April 30, 2005 and 2004, we incurred $.6 million and $1.5 million, respectively, of professional fees associated with the restructuring of our debt in July 2004 and July 2003, respectively. These costs were either expenses related to potential Senior Credit Arrangements with lenders that did not occur, or they related to expenses associated with our subordinated debt and did not result in an increase in the facility, accordingly, they were expensed.

Operating Income (Loss).

Our operating income (loss) by segment for the periods noted below are summarized as follows:

	2005 (restated)	2004	Difference	%
Operating Income (Loss)
Waterjet:
North America	$1,874	$(4,403)	$6,277	NM
Asia	6,249	5,299	950	18%
Other International	508	(2,908)	3,416	NM
Other	(340)	335	(675)	NM

Waterjet Total	$8,291	$(1,677)	$9,968	NM

NM = Not Meaningful

Our operating income for the year ended April 30, 2005 was $8.3 million as compared to an operating loss of $1.7 million for the year ended April 30, 2004. The reasons for the changes in operating profit or loss by segment have been described in the paragraphs above addressing changes in sales, gross margin and operating expenses.

Interest and Other Income (Expense), net. Interest expense increased to $20.3 million for the year ended April 30, 2005, a $7.6 million increase as compared to the prior year. This increase includes the write-off of debt discount of $4.3 million associated with the pay-off of our subordinated debt, $1.6 million in write off of capitalized loan costs under EITF 98-14 “Debtor’s Accounting for Changes in Line-of Credit or Revolving-Debt Arrangements” (“EITF 98-14”) and $1.6 million related to the expensing of anti-dilution warrants provided to lenders whose underlying debt was retired in April 2005 under EITF 98-14. During fiscal 2005, we recorded Other Income, net of $1.7 million as outlined below. This compares to Other Income, net of $8.1 million in the prior year period. Other income, net in fiscal 2004 includes a $2.6 million gain on the sale of investment securities we held and net foreign exchange gains and losses.

The following table shows the detail of Other Income (Expense), net, in the accompanying Consolidated Statements of Operations:

	2005	2004
Net realized foreign exchange gains	$2,826	$915
Net unrealized foreign exchange (losses) gains	(772)	3,960
Realized gain on sale of equity securities	—	2,618
Other	(349)	628

Total	$1,705	$8,121

Income Taxes. The fiscal 2005 and 2004 tax provision consists of current expense related to operations in foreign jurisdictions which are profitable, primarily in Taiwan and Japan. In addition, operations in certain jurisdictions (principally Germany and the United States) reported net operating losses for which no tax benefit was recognized as it is more likely than not that such benefit will not be realized. During the fourth quarter of fiscal 2004, as a result of foreign asset collateral requirements and our amended credit agreements, we were no longer able to permanently defer foreign earnings and recorded a $1.7 million liability for withholding taxes payable on future repatriation of foreign earnings. We also recorded a U.S. tax liability of $6.7 million on foreign earnings. The total $6.7 million tax liability was offset by a reduction of the valuation allowance. In addition, we continue to assess our ability to realize our net deferred tax assets. Recognizing the continued losses generated during fiscal 2005 and in prior periods, we have determined it appropriate to continue to maintain a valuation allowance on our domestic net operating losses, certain foreign net operating losses and certain other deferred tax assets based on the expected reversal of both deferred tax assets and liabilities. The domestic net operating losses can be carried forward 20 years to offset domestic profits in future periods and expire between fiscal 2022 and fiscal 2024 if not used. Our foreign net operating losses currently do not have an expiration date. We provided a full valuation allowance against the deferred tax assets associated with the losses recorded during fiscal 2005.

Discontinued Operations, Net of Tax. In October 2005, we sold our Avure Business and have recast our financial statements to reflect the Avure Business as discontinued operations for all historical periods presented. For the year ended April 30, 2005, loss from discontinued operations was $8.9 million compared to a loss of $733,000 for the year ended April 30, 2004 which includes a gain on the disposition of our HCS subsidiary of $650,000. Fiscal 2005 results included a $9.1 million goodwill impairment charge which caused the increase in the loss compared to fiscal 2004.

Net Loss. For the year ended April 30, 2005, our consolidated net loss was $21.2 million or $1.19 per basic and diluted loss per share as compared to a net loss of $11.3 million, or $.73 basic and diluted loss per share in the prior year period.

The weighted average number of shares outstanding used for the calculation of basic and diluted loss per share is 17,748,000 for fiscal 2005 and 15,415,000 for fiscal 2004. There were 2,034,546 and 2,089,412 of potentially dilutive common shares from employee stock options and 3,219,245 and 860,000 of potentially dilutive shares from warrants which have been excluded from the diluted weighted average share denominator for fiscal 2005 and 2004, respectively, as their effect would be anti-dilutive.

Fiscal 2004 Compared to Fiscal 2003. (Tabular amounts in thousands)

Sales.

Our sales by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,		Dollar Change	Percent Change
	2004	2003
Sales
Waterjet:
North America	$59,044	$53,995	$5,049	9%
Asia	20,502	17,667	2,835	16%
Other International	28,160	23,279	4,881	21%
Other	25,155	26,892	(1,737)	(6)%

Waterjet Total	$132,861	$121,833	$11,028	9%

Waterjet. For the year ended April 30, 2004, total Waterjet revenue increased $11.0 million or 9% to $132.9 million from $121.8 million in the prior year. All of this growth was recorded in the North America, Asia and Other International Waterjet segments, driven by market demand for our dynamic waterjet cutting head and improved global market conditions in the primary industries we serve. This growth was all volume related as we did not increase prices during fiscal 2004.

Included in the $5.0 million increase in fiscal 2004 in North American waterjet sales is a $3.3 million or 6% revenue increase over the prior year period for sales of our domestic standard waterjet cutting systems. Our waterjets are experiencing continued acceptance in the marketplace from their flexibility and superior machine performance. The remainder of the North America Waterjet increase relates to an increase in our aerospace business, which totaled $4.1 million in fiscal 2004 driven by the manufacture of the Airbus A380. North American automotive and automation (our ‘Other’ segment) sales decreased 6% or $1.7 million in fiscal 2004 as compared to fiscal 2003 due to the cyclical nature of the automotive industry.

Outside the U.S., Waterjet revenue growth was positively influenced by growth in Asian revenues which were up $2.8 million or 16% for the year ended April 30, 2004 to $20.5 million, compared to $17.7 million in the prior year. These increases were driven largely by sales in Japan where we experienced strong demand for our surface preparation and shapecutting systems, due in part to the refurbishment program for U.S. Navy ships based in Japan.

Our Other International Waterjet segment represents primarily sales into Europe and South America. Revenues from our European operations have improved by $3.0 million or 14% to $24.6 million during fiscal 2004. Market specific pricing and standardization of system offerings and a recovering European marketplace contributed to this improvement. Sales into South America are up $1.9 million due to improvements in sales of surface preparation equipment.

We also analyze our Waterjet revenues by looking at system sales and consumable sales. Systems revenues for the year ended April 30, 2004 were $85.0 million, an increase of $8.7 million or 11%, compared to the prior fiscal year due to strong global sales from recovering economic conditions driven by a weaker U.S. dollar. Consumables revenues also recorded an improvement of 5% or $2.3 million to $47.8 million for the year ended April 30, 2004, compared to the prior year consumable revenue of $45.5 million. This is due to increased machine utilization by our customers in North and South America and Asia, all of which led to higher parts consumption. Consumables revenue continues to be positively impacted by our proprietary productivity enhancing kits and improved parts availability as well as the introduction of Flowparts.com, our easy-to-use internet order entry system.

Cost of Sales and Gross Margins. Our gross margin by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,		Dollar Change	Percent Change
	2004	2003
Gross Margin
Waterjet:
North America	$25,985	$22,570	$3,415	15%
Asia	9,762	7,702	2,060	27%
Other International	9,876	1,782	8,094	NM
Other	4,435	2,321	2,114	91%

Waterjet Total	$50,058	$34,375	$15,683	46%

NM=Not meaningful

Our gross margin percentage by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,
	2004	2003
Gross Margin Percent
Waterjet:
North America	44%	42%
Asia	48%	44%
Other International	35%	8%
Other	18%	9%
Waterjet Total	38%	28%

Gross margin for the year ended April 30, 2004 amounted to $50.1 million or 38% of revenues, as compared to gross margin of $34.4 million or 28% of revenues in the prior year. Fiscal 2003 gross margin was negatively impacted by a number of adjustments posted during the third quarter of that year which totaled $6.9 million. We experienced improvement in the gross margin as a percent of revenues in each of the four segments that comprise the Waterjet operations. This gross margin improvement of 10 percentage points, 38% of revenues in fiscal 2004 compared to 28% of revenues in the prior year, was a result of better overhead absorption in light of higher sales volumes of $11 million in the year and on fiscal 2003 inventory valuation charges of $4.4 million which did not recur in 2004.

Marketing Expenses. Our marketing expense by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,		Dollar Change	Percent Change
	2004	2003
Marketing
Waterjet:
North America	$10,159	$12,763	$(2,604)	(20)%
Asia	3,022	3,008	14	—%
Other International	7,840	10,881	(3,041)	(28)%
Other	1,822	2,780	(958)	(34)%

Waterjet Total	$22,843	$29,432	$(6,589)	(22)%

Marketing expenses decreased $6.6 million or 22% to $22.8 million for the year ended April 30, 2004, as compared to the prior year marketing expenses of $29.4 million.

Fiscal 2003 included a $4.1 million charge, in the Waterjet operations, to the allowance for doubtful accounts based on our assessment of the financial conditions of our individual customers and general marketplace conditions. The predominance of this increase in the allowance was recorded in the Other International Waterjet segment. The remainder of the reduction in Waterjet marketing expenses over the prior year results from the implementation of cost cutting measures during fiscal 2004 aimed at providing return on invested marketing dollars, as well as the fact that the fiscal 2003 North America Waterjet segment includes the costs of participation at the 2003 bi-annual IMTS tradeshow of approximately $500,000.

Research and Engineering Expenses. Our research and engineering expense by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,		Dollar Change	Percent Change
	2004	2003
Research and Engineering
Waterjet:
North America	$4,504	$4,754	$(250)	(5)%
Asia	295	278	17	6%
Other International	737	951	(214)	(23)%
Other	337	688	(351)	(51)%

Waterjet Total	$5,873	$6,671	$(798)	(12)%

Research and engineering expenses decreased $798,000 or 12% to $5.9 million for the year ended April 30, 2004, as compared to the prior year’s research and engineering expenses of $6.7 million. The decrease in Waterjet is spread evenly throughout all segments within Waterjet except Asia, which was flat with the prior year. The reductions in all segments, relate to the timing of research and development work and the increased use of engineers on revenue generating projects, where costs are charged to Cost of Sales. Expressed as a percentage of revenue, research and engineering expenses were 5% and 6% for the years ended April 30, 2004 and 2003, respectively.

General and Administrative Expenses. Our general and administrative expense by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,		Dollar Change	Percent Change
	2004	2003
General and Administrative
Waterjet:
North America	$13,096	$11,164	$1,932	17%
Asia	1,146	983	163	17%
Other International	2,947	4,313	(1,366)	(32)%
Other	1,842	2,324	(482)	(21)%

Waterjet Total	$19,031	$18,784	$247	1%

General and administrative expenses increased $247,000 or 1% to $19.0 million for the year ended April 30, 2004, as compared to the prior year’s general and administrative expenses of $18.8 million. All segments experienced a decrease in general and administrative expense, except for the North America Waterjet segment, up $1.9 million (17%) and the Asia Waterjet segment, up $.2 million (17%). The decreases represent cost cutting measures put in place by management. The increase in North America Waterjet is attributable to higher costs of doing business as a public company following the enactment by Congress of the Sarbanes-Oxley Act of 2002 and include increased directors’ and officers’ liability insurance of $.9 million as well as higher consulting costs for internal control work and other special projects of $.2 million. In addition, we resumed the compensation of our Board members in fiscal 2004 and implemented a performance-based bonus plan for management which together amounted to an increase of $2.9 million. These increases in the North America Waterjet segment were offset in part to general ‘across the board’ cost reductions. The increase in Asia Waterjet is the addition of staff. Expressed as a percentage of revenue, general and administrative expenses were 14% and 15% for the years ended April 30, 2004 and 2003, respectively.

Restructuring and Impairment Charges. Our restructuring and impairment charges by segment for 2004 and 2003 is summarized as follows:

	Year Ending April 30, 2004 Restructuring	Year Ending April 30, 2003 Impairment
Waterjet:
North America	$1,020	$—
Asia	—	—
Other International	1,359	2,113
Other	89	5,032

Waterjet Total	$2,468	$7,145

	North America Waterjet		Other International Waterjet			Other Waterjet	Discontinued Operations			Consolidated
	Facility Exit Costs	Other	Severance Benefits	Facility Exit Costs	Other	Severance Benefits	Severance Benefits	Facility Exit Costs	Other	Severance Benefits	Facility Exit Costs	Other	Total
Q1 restructuring charge	$—	$—	$248	$—	$—	$—	$—	$—	$—	$248	$—	$—	$248
Q1 cash payments	—	—	(128)	—	—	—	—	—	—	(128)	—	—	(128)

Balance, July 31, 2003	—	—	120	—	—	—	—	—	—	120	—	—	120
Q2 restructuring charge	—	113	(120)	105	302	—	201	191	65	81	296	480	857
Q2 cash payments	—	(113)	—	—	(47)	—	—	—	(65)	—	—	(225)	(225)
Q2 charge-offs	—	—	—	—	(255)	—	—	—	—	—	—	(255)	(255)

Balance, October 31, 2003	—	—	—	105	—	—	201	191	—	201	296	—	497
Q3 restructuring charge	407	109	—	85	484	89	—	—	61	89	492	654	1,235
Q3 cash payments	(270)	(99)	—	(14)		—	(121)	—	(61)	(121)	(284)	(160)	(565)
Q3 charge-offs	—	(10)	—	(85)	(484)	—	—	—	—	—	(85)	(494)	(579)

Balance, January 31, 2004	137	—	—	91	—	89	80	191	—	169	419	—	588
Q4 restructuring charge	15	376	—	255	—	—	234	—	36	234	270	412	916
Q4 cash payments	(13)	(90)	—	(13)	—	(89)	(70)	—	(36)	(159)	(26)	(126)	(311)
Q4 charge-offs	—	(286)	—	—	—	—	—	—	—	—	—	(286)	(286)

Balance, April 30, 2004	$139	$—	$—	$333	$—	$—	$244	$191	$—	$244	$663	$—	$907

Restructuring Charges. There were no restructuring charges in fiscal 2003. During the year ended April 30, 2004, we incurred $2.5 million of restructuring-related costs, including severance, lease termination and inventory related charges , primarily in the U.S. and Germany. The most significant of this total being incurred in the North America Waterjet segment, $1.0 million and Other International Waterjet, $1.4 million.

Financial Consulting Charges. During the year ended April 30, 2004, we incurred $1.5 million of professional fees associated with the restructuring of our debt in July 2003. These costs were evaluated under EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements”, and as they were either expenses related to potential Senior Credit Arrangements with lenders that did not occur, or they related to expenses associated with our subordinated debt and did not result in increase in the facility and accordingly they were expensed. No such costs were incurred for the year ended April 30, 2003.

Impairment Charges. There were no impairment charges in fiscal 2004. During fiscal 2003, we conducted a review of the carrying value of our goodwill. Statement of Financial Accounting Standard No. 142 (“FAS 142”), “Goodwill and Other Intangible Assets,” requires a company to perform impairment testing when certain “triggering” events affecting a business unit have taken place. The triggering events were the expectation of a sale or full or partial disposal of certain of our divisions and the continuing deterioration of the economic climate. Our review resulted in impairment charges of $7.1 million during the quarter ended January 31, 2003, $5 million was recorded in the Other segment and $2.1 million was recorded in the Other International Waterjet segment. The impairment resulted primarily from continued weakness in the automotive industry, as well as weakness in our European operations. We also prepared an analysis of the fair value of the Company’s reporting units for our required FAS 142 annual assessment. This assessment, performed as of April 30, 2003, revealed no further impairment. At April 30, 2003, we also conducted an impairment review of our long-lived assets in accordance with Statement of Financial Accounting Standard No. 144 (“FAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” This review led to no impairment charges.

Operating Income (Loss). Our operating income (loss) by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30,		Dollar Change	Percent Change
	2004	2003
Operating income (loss)
Waterjet:
North America	$(4,403)	$(6,111)	$1,708	28%
Asia	5,299	3,433	1,866	54%
Other International	(2,908)	(16,476)	13,568	82%
Other	335	(8,503)	8,838	NM

Waterjet Total	$(1,677)	$(27,657)	$25,980	94%

We recorded an operating loss of $1.7 million for the year ended April 30, 2004, as compared to a loss of $27.7 million in the prior year. All segments of our business recorded either increases in operating profit or a decrease in the operating loss as compared to fiscal 2003. The reasons for the changes in operating-profit or loss have been described in the paragraphs above addressing changes in sales, gross margin and operating expenses.

Interest and Other Income (Expense), net. Fiscal 2004 interest expense increased $1.4 million or 12% to $12.8 million compared to the prior year of $11.4 million due to increased amounts of amortization of fees from our credit facilities and a higher weighted average cost of capital from interest charged on the deferred and capitalized semi-annual interest payments to our subordinated lender. Included in Other Income, net is a $2.6 million gain from the sale of our investment in WGI Heavy Minerals. In addition, the weaker dollar has positively impacted our foreign transactions and we have thus realized net currency gains of $915,000, as well as unrealized currency gains of $4.0 million in fiscal 2004. As the U.S. dollar remains weak, this has also caused other changes in our balance sheet, including an increase in our goodwill and intangible assets due to the translation from foreign currencies. Included in Other Income, net for the year ended April 30, 2003, are $624,000 of net realized foreign exchange transaction losses offset by $6.8 million of unrealized currency gains. Below is the detail of Other Income (Expense), net.

	Year Ended April 30,
	2004	2003
Net realized foreign exchange gains (losses)	$915	$(624)
Net unrealized foreign exchange gains (losses)	3,960	6,837
Realized gain on sale of equity securities	2,618	—
Write-off of investment and other assets	—	(35)
Other	628	(231)

Total	$8,121	$5,947

Income Taxes. We are providing for income taxes in jurisdictions where we have generated taxable income. During fiscal 2004, as a result of foreign asset collateral requirements and the amended credit agreements discussed in Note 9 to Consolidated Financial Statements, we were no longer able to permanently defer foreign earnings and recorded a $1.7 million liability for withholding taxes payable on future repatriation of foreign earnings. We also recorded a U.S. tax liability of $6.7 million on foreign earnings which we have decided to no longer permanently defer. The total $6.7 million tax liability is offset by a release of the valuation allowance. In addition, we continue to assess our ability to realize our net deferred tax assets. Recognizing the continued losses generated during the quarter and in prior periods, we have determined it appropriate to continue to maintain a valuation allowance on our domestic net operating losses, certain foreign net operating losses and certain other deferred tax assets based on the expected reversal of both deferred tax assets and liabilities. As of April 30, 2004, we had approximately $42.9 million of domestic net operating loss carryforwards to offset certain earnings for federal income tax purposes. All of these net operating loss carryforwards expire between fiscal 2022 and 2023. Net operating loss carryforwards in foreign jurisdictions amount to $35.6 million and do not expire. See Note 10 to Consolidated Financial Statements for discussion of tax components.

Discontinued Operations, Net of Tax. As of April 30, 2003, we held one of our service subsidiaries for sale and consequently showed its results of operations as discontinued operations for all periods presented. The sale of this subsidiary was consummated May 16, 2003 and resulted in cash proceeds of $1.8 million and a gain of approximately $650,000. In addition, in October 2005, we sold our Avure Business and have recast our financial statements to reflect the Avure Business as discontinued operations for all historical periods presented. Results from discontinued operations amounted to a loss of $1.4 million for the year ended April 30, 2004 as compared to a loss of $23.8 million for the year ended April 30, 2003. Fiscal 2003 included a number of charges related to our comprehensive financial review which caused this loss to be so large.

Net Loss. Our consolidated net loss for fiscal 2004 amounted to $11.3 million, or $.73 basic and diluted loss per share as compared to a net loss of $67.8 million, or $4.42 basic and diluted loss per share in the prior year.

The weighted average number of shares outstanding used for the calculation of basic and diluted loss per share is 15,415,000 for fiscal 2004 and 15,348,000 for fiscal 2003.

Fiscal 2003 Comprehensive Financial Review. During fiscal 2003, we revised our approach to receivable collection, inventory reduction and investigated other cash-generating initiatives in response to the continued

decline in the economy and our highly leveraged position. We reviewed the carrying values of those assets that we expected to convert to cash in the short-term, as well as long-lived tangible and intangible assets and adjusted the carrying value of such assets to reflect their estimated current net realizable value. In addition, we conducted a review of potential liabilities. The total adjustments for the year ended April 30, 2003 are included in the Consolidated Statement of Operations. These adjustments, which are summarized below, were highly influenced by the economic environment our customers and we are facing.

•	We increased our allowance for doubtful accounts by $4.1 million. This increase was based on extensive collection efforts and the results of a worldwide receivable-by-receivable review, including evaluation of the impact of current economic conditions, which had restricted customers’ ability to pay their account balances.

•	We evaluated our ability to convert inventories, including evaluation and demonstration units, into cash in the short term by their sale or disposition. This evaluation led to a total adjustment of $5.4 million to arrive at the estimated net realizable value of our inventories. Of this amount, $1.8 million related to our Discontinued Operations.

•	We conducted a detailed review of the carrying value of our goodwill in accordance with FAS 142. The triggering events were the expectation of sale or full or partial disposal of certain of our divisions, the continuing deterioration of the economic climate, and our operating losses. Our review resulted in impairment charges of $7.1 million during the third quarter of fiscal 2003. The impairment resulted primarily from continued weakness in the automotive industry, as well poor performance at our European operations. Our required annual FAS 142 review as of April 30, 2003 led to no further impairment charges.

•	We determined that no significant future services would be required of our former CEO. Therefore we accrued and charged to operations all remaining contractual fees and related benefits aggregating approximately $1.1 million.

•	During fiscal 2003, we sold $9.7 million of long-term notes receivable for $8.6 million. This discount of $1.1 million plus an additional accrual of $0.1 million on potential future notes available for sale were recorded in Discontinued Operations.

•	We accrued an additional $1.5 million for potential losses related to several recourse/repurchase obligations on European sales. We have from time to time entered into recourse obligations with third party leasing companies. In response to continued concerns about the financial health of several customers, we revised our estimate of potential future exposure. Included in the $1.5 million accrual was $760,000 for the estimated loss on the repurchase and subsequent sale of a flex form press system from our Discontinued Operations, where we had a recourse obligation for a bankrupt customer. We sold this unit to an unrelated party in fiscal 2004.

•	We had deferred $0.8 million in professional fees associated with previous ongoing strategic transactions, consisting of a planned equity offering and spin-off of Avure. We abandoned these plans and accordingly expensed all of these fees.

•	We reversed percentage of completion revenue previously recognized on three food systems (one customer) based on the customer’s failure to fulfill its obligations under the contract terms. The total revenue reversed in the third quarter of fiscal 2003 was $4.3 million with an associated gross margin of $2.3 million. This reversal is shown in Discontinued Operations. We received new orders for which we plan to deliver already-completed systems from inventory. Accordingly, these specific contracts did not qualify for percentage of completion accounting and the corresponding revenue was recognized upon delivery and acceptance in fiscal 2004.

•	We assessed our ability to realize our net deferred tax assets. Recognizing the magnitude of the losses generated during the fiscal year, we determined it appropriate to establish a valuation allowance for our net deferred tax assets, with the exception of our Swedish operations, amounting to $12.7 million as well discontinuing, in the near term, any future recognition of deferred tax assets resulting from losses.

•	Based upon our proposed strategy to downsize and streamline our operations and convert non-core or excess assets to cash, we adjusted various other asset values and reserves to appropriately reflect their net realizable value on a prospective basis, in accordance with FAS 144. These adjustments totaled $9.1 million for the year. Of this amount, $3.7 million related to our Discontinued Operations.

Liquidity and Capital Resources

At April 30, 2005, approximately $12.3 million of our cash and restricted cash was held by divisions outside the United States. The repatriation of offshore cash balances from certain divisions will trigger tax liabilities. In fiscal 2004, we recorded a $1.9 million liability for withholding taxes on future repatriation of historical foreign earnings. In February 2005 and June 2004, we repatriated $1.3 million and $3.5 million, respectively, from certain foreign subsidiaries and we plan to continue repatriating additional funds in the future.

By April 30, 2005, we completed the execution of our restructuring plan, which resulted in total cash outlays of $9 million (including amounts accrued as restructuring charges in accordance with generally accepted accounting principles). We have funded the restructuring plan from our cash from operations and foreign debt. The $9 million outlay included completing the construction of our new $5.2 million Taiwanese facility, to which we had committed in July 2000. The facility construction was financed via three unsecured lines of credit with Taiwanese banks. We then obtained a collateralized long-term credit facility and borrowed $4.1 million on this facility in June 2004. We have used the proceeds to repay and reduce the senior credit facility by $3.5 million. The benefits from our restructuring activities are beginning to be reflected in our operating results for the year ended April 30, 2005 and, we believe, should continue into fiscal 2006.

On March 21, 2005, in a Private Investment in Public Equity Transaction (“PIPE Transaction”), we sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of more than $59 million. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. If the warrant holders opt to exercise their warrants, we would receive $7.1 million in additional cash.

Under terms of PIPE Transaction, we were required to file an initial Form S-1 registration of the shares issued and issuable in the PIPE Transaction on or before May 20, 2005 (which we did) and are required to cause the Form S-1 to become effective on or before September 17, 2005. We are subject to liquidated damages of $650,000 per month, if we fail to meet the September 17, 2005 date requirement. We have subsequently amended the Registration Rights Agreement to grant an extension until March 10, 2006 for the effective date of the registration of the shares and warrants issued in the PIPE transaction. Because the issuance price of the common stock of the PIPE Transaction was less than market value, we issued approximately 304,000 anti-dilution $0.01 warrants to our lenders. These warrants have a Black-Scholes value of approximately $1.7 million. Approximately $1.5 million of this amount relates to warrants issued under subordinated debt agreements and $222,000 relates to warrants issued under senior debt agreements. Proceeds of the PIPE were used to pay down existing debt, including all of the subordinated debt. Upon payoff of the subordinated debt, (on April 28, 2005) we also were required to charge to Interest Expense in the Consolidated Statement of Operations all remaining unamortized debt discount, which amounted to $4.3 million, plus $1.5 million related to the anti-dilution warrants issued to subordinated debt warrant holders prior to the PIPE. In addition, capitalized fees related to the Senior Agreement and anti-dilutional warrants provided to our senior lenders were amortized to interest expense through July 8, 2008.

Our domestic senior credit agreement (“Credit Agreement”) is our primary source of external funding. At April 30, 2005, the balance outstanding on the Credit Agreement was $9.7 million against a maximum borrowing of $30 million. Our available credit at April 30, 2005, net of $7.6 million in outstanding letters of credit, was $12.7 million.

On July 28, 2004, we signed an amendment to the then current credit agreement (the “Amendment”). The Amendment provided for a revolving line of credit of up to $42.7 million and an extension of the credit agreement through August 1, 2005. The commitment reduced to $41.0 million at April 30, 2005. Interest rates under the Senior Credit Agreement were at Bank of America’s prime rate in effect from time to time plus 4% and increased by one percentage point each quarter beginning November 1, 2004. The Amendment also required the issuance of 150,000 detachable $.01 warrants to the senior lender as a fee and a quarterly commitment fee of  1/2 of 1% (50 basis points) of the total commitment.

We also amended our Subordinated Debt Agreement effective July 28, 2004. The subordinated lenders agreed to defer the semi-annual interest remittances due on October 31, 2004 and April 30, 2005, which total $5.3 million. This deferred interest balance accrues additional interest at the rate of 15% per annum. The subordinated lenders also received 150,000 detachable $.01 warrants to purchase common stock as an amendment fee.

On April 28, 2005 we entered into a new senior debt agreement (“The April 28, 2005 Credit Agreement”) with Bank of America N.A. and U.S. Bank N.A. The agreement provided a $30 million commitment which was to expire August 1, 2005. This expiration date was consistent with our previous agreement. The April 28, 2005 Credit Agreement, however, gave us the ability to pay off our subordinated debt in its entirety, which we did on April 28, 2005. The April 28, 2005 Credit Agreement, including covenants, was very similar to the previous senior debt agreement except for the following provisions:

•	Required the complete pay-off of subordinated debt

•	The interest rate was reduced from prime + 6% to LIBOR + 2.5%

•	The annualized cost of Letters of Credit were reduced from 5% to 2.5% of the face amount

•	The total commitment increased to $30 million, up from the prior debt agreement commitment level of $25.1 million.

The April 28, 2005 Credit Agreement was collateralized by general liens on all of our assets. We were required to comply with certain covenants in the credit agreement, including restrictions on dividends and transactions with affiliates, limitations on additional indebtedness, capital expenditures, research and engineering expenses, and maintenance of EBITDA ratios and collateral values. We were in compliance with all covenants in the April 28, 2005 Credit Agreement as of April 30, 2005. In addition, the New Credit Agreement, similar to prior agreements, included a subjective acceleration clauses which permit the lenders to demand payment in the event of a material adverse change.

Effective July 8, 2005, we executed a new $30 million, three year senior credit agreement with Bank of America N.A. and U.S. Bank N.A. This credit agreement expires July 8, 2008 and bears interest at the bank’s prime rate (5.75% at April 30, 2005) or is linked to LIBOR plus a percentage depending on our leverage ratios, at our option. The agreement sets forth specific financial covenants to be attained on a quarterly basis, which we believe, based on our financial forecasts, are achievable.

We believe that our existing cash, cash from operations, and credit facilities at April 30, 2005 are adequate to fund our operations through April 30, 2006. If we fail to achieve our planned revenues, costs and working capital objectives, management believes it has the ability to curtail capital expenditures and reduce costs to levels that will be sufficient to enable us to meet our cash requirements and debt covenants through April 30, 2006.

With authorization from the Board of Directors in September 2004, we engaged the services of Danske Markets, Inc., which is working in Europe in cooperation with Close Associates to assist us in the sale of our General Press operations. These businesses are comprised of the North America Press and International Press segments. As these segments do not utilize ultrahigh-pressure water pumps, they are not considered core to our business, and it is our intent to divest ourselves of these operations. These segments did not meet the accounting criteria to be considered assets held for sale as of April 30, 2005 and accordingly the results of operations are shown as continuing operations and the related assets have not been reported as held for sale in our financial statements. On October 31, 2005, we completed the sale of the North America Press and International Press reportable segments, as well as the non ultrahigh-pressure portion of the Food reportable segment with the Gores Technology Group, LLC (“Gores”) for consideration of $14.4 million, comprised of cash and notes. At closing, we also entered into a Supply Agreement with Gores whereby we have agreed to supply certain high pressure pump products on an exclusive basis to Gores.

Presented below is a summary of contractual obligations and other minimum commercial commitments at April 30, 2005, by due date. See Notes 5, 10 and 15 to April 30, 2005 Consolidated Financial Statements for additional information regarding foreign currency contracts, long-term debt, and lease obligations, respectively.

	Maturity by Fiscal Year
	2006	2007	2008	2009	2010	Thereafter	Total
	(in thousands)
Foreign currency contracts(1)	$12,639	$—	$—	$—	$—	$—	$12,639
Inventory purchases(2)	1,542	—	—	—	—	—	1,542
Operating leases(3)	3,716	3,464	2,814	1,851	1,773	4,096	17,714
Other(4)	778	293	40	40	40	—	1,191
Long-term debt and notes payable(5)	3,649	1,978	10,505	832	855	1,328	19,147
Interest on long-term debt and notes payable(6)	668	705	657	170	54	37	2,291

Total	$22,992	$6,440	$14,016	$2,893	$2,722	$5,461	$54,524

(1)	As these obligations were entered into as hedges, the majority of these obligations will be offset by losses/gains on the related assets, liabilities and transactions being hedged. As of April 30, 2005, the fair value of the transactions and related hedges amounts to a net loss of $50,000 which is included in Accumulated Other Comprehensive Loss on the Consolidated Balance Sheet. These amounts relate entirely to our Discontinued Operations.
(2)	We have included inventory purchase commitments, which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments exclude open purchase orders.
(3)	Amounts include commitments of $1,483,000, $1,115,000, $877,000, $146,000 and $71,000 for fiscal 2006, 2007, 2008, 2009 and 2010, respectively, related to our discontinued operations.
(4)	These obligations include non-inventory vendor commitments, such as professional retainers and trade show commitments. Amounts include commitments of $158,000, $90,000, $40,000, $40,000 and $40,000 for fiscal 2006, 2007, 2008, 2009 and 2010, respectively, related to our discontinued operations.
(5)	This table is reporting the contractual due dates of the long-term debt and notes payable balances. Fiscal 2006 includes a $2.5 million note balance payable by our discontinued operations.
(6)	Interest payments are estimated based on the outstanding debt balances as of April 30, 2005 using the then interest rate in effect through the contractual maturity of the debt instrument. These estimates may change over time as we opt to refinance our debt instruments. See note above. Fiscal 2006 amount includes $56,000 of interest related to a debt instrument from our discontinued operations.

Long-term debt, notes payable and lease commitments are expected to be met from working capital provided by operations and, as necessary, by other borrowings.

Our capital spending plans currently provide for outlays of approximately $3 million in fiscal 2006, primarily related to information technology spending. It is expected that funds necessary for these expenditures will be generated internally and through available credit facilities. In fiscal 2005 and 2004, our investments in capital equipment were minimal as we were trying to conserve cash and were restricted by our debt agreements on the amount of capital spending we were allowed. Excluding spending on our Taiwan facility in 2004, our capital spending for fiscal 2005 and 2004 amounted to $1.8 million and $1.7 million, respectively. We are required to test our internal controls under Sarbanes-Oxley 404 for the year end April 2006. The external costs to achieve Sarbanes-Oxley compliance will exceed $1.5 million.

Related Party Transactions

Arlen I. Prentice, a director, is Chief Executive Officer of Kibble & Prentice, Inc., a company that, together with its wholly owned subsidiary, provides insurance brokerage and employee benefits, administrative and consulting services to the Company. Payments by the Company to Kibble & Prentice, Inc. and such subsidiary for such services have totaled $1.0 million, $2.4 million and $2.1 million for the fiscal years ended April 2005, 2004 and 2003, respectively. Such payments were for various categories of insurance and included both the brokerage commissions and the premiums that Kibble & Prentice, Inc. passes on to the underwriter. Mr. Prentice abstains from participating in the approval of matters where he may have a conflict of interest.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting estimates are limited to those described below. For a detailed discussion on the application of these estimates and our accounting policies, refer to Note 1 of the Consolidated Financial Statements.

Revenue Recognition

For standard systems and consumable and services sales, we recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements.” SAB 104 requires that revenue can only be recognized when it is realized or realizable and earned. Revenue generally is realized or realizable and earned when all four of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criterion (4) is based on our judgments regarding the collectibility of those amounts. Should changes in conditions cause us to determine this criterion is not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

During the second quarter of fiscal 2004, we adopted EITF Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables” on a prospective basis. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of single or multiple products, services and/or rights to use assets. For standard systems, our multiple deliverables are: (1) the standard system and (2) the installation thereof. We recognize revenue upon shipment of the standard system at the fair value of that system. Installation revenue is recorded upon completion of the service. In some cases, systems are delivered with payment terms contingent on acceptance of installation. We will recognize revenue for those systems on installation acceptance.

For non-standard and long lead time systems, including the Avure operation, we recognize revenues using the percentage of completion method in accordance with Statement of Position 81-1 (“SOP 81-1”), “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” We use the cost to cost method, measuring the costs incurred on a project at a specified date, as compared to the estimated total cost of the project. Percentage of completion requires management to estimate costs to complete. Accordingly, modifications to estimates will impact percentage of completion revenues and associated gross margins. If, however, the time from order to install is less than three months, revenue is recognized under SAB 104. Shipping revenues and expenses are recorded in revenue and costs of goods sold, respectively.

Product Warranty Reserve

Our products are generally covered by a warranty up to 12 months. We accrue a reserve for estimated warranty costs at the time revenue is recognized. Our estimate of costs to service our warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase resulting in decreased gross profit.

Valuation of Accounts Receivable

We use estimates in determining our allowance for bad debts that are based on our historical collection experience, current trends, credit policy and a percentage of our accounts receivable by aging category. In determining these percentages, we review historical write-offs in our receivables. In determining the appropriate reserve percentages, we also review current trends in the credit quality of our customers, as well as changes in our internal credit policies. If our estimate of our allowance is understated, operating income would be reduced.

Valuation of Obsolete/Excess Inventory

We currently record a reserve for obsolete or excess inventory for parts and equipment that are no longer used due to design changes to our products or lack of customer demand. We regularly monitor our inventory levels and, if we identify an excess condition based on our usage and our financial policies, we record a corresponding reserve. If our estimate for obsolete or excess inventory is understated, gross margins would be reduced.

Valuation of Deferred Tax Assets

We review our deferred tax assets regularly to determine their realizability. When evidence exists that it is more likely than not that we will be unable to realize a deferred tax asset, we set up a valuation allowance against the asset based on our estimate of the amount which will likely not be realizable. Future utilization of deferred tax assets could result in recording of income tax benefits.

Impairment of Property and Equipment, Patents, Other Intangibles and Goodwill

We evaluate property and equipment, patents and other intangibles for potential impairment indicators when certain triggering events occur. Our judgments regarding the existence of impairment indicators are based on expected operational performance, market conditions, legal factors and future plans. If we conclude that a triggering event has occurred, we will compare the carrying values of the asset with the undiscounted cash flows expected to be derived from usage of the asset. If there is a shortfall and the fair value of the asset is less than its carrying value, we will record an impairment charge for the excess of carrying value over fair value. We estimate fair value by using a discounted cash flow model. Any resulting impairment charge could have a material adverse impact on our financial condition and results of operations. Many factors will ultimately influence the accuracy of these estimates.

We evaluate goodwill for potential impairment indicators as of our fiscal year-end and when certain triggering events occur. Our judgments regarding the existence of impairment indicators are based on expected operational performance, market conditions, legal factors, and future plans. Future events could cause us to conclude that impairment indicators exist and that goodwill should be evaluated for impairment prior to our fiscal year-end. Our impairment evaluation is based on comparing the fair value of the operating division with its associated carrying value and any shortfalls would require us to record an impairment charge for the difference between the carrying value and implied value of goodwill. We determine fair value by using a discounted cash flow model. Any resulting impairment charge could have a material adverse impact on our financial condition and results of operations. Expected future operational performance is based on estimates and management’s judgment. Many factors will ultimately influence the accuracy of these estimates.

Legal Contingencies

At any time, we may be involved in certain legal proceedings. As of April 30, 2005, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside legal counsel and is based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions, or the effectiveness of our strategies, related to these proceedings. See Legal Proceedings.

Recent Accounting Pronouncements

See Note 19 to the April 30, 2005 Consolidated Financial Statements included in our Form 10-K/A Amendment No. 2 for recently issued accounting pronouncements.

Change in Auditors

The Company dismissed PricewaterhouseCoopers LLP effective January 12, 2006 and engaged Deloitte and Touche, LLP as the Company’s new independent registered public accounting firm, effective January 17, 2006 for the fiscal year ending April 30, 2006.

Quantitative and Qualitative Disclosures About Market Risk:

Market risk exists in our financial instruments related to an increase in interest rates, adverse changes in foreign exchange rates relative to the U.S. dollar, as well as financial risk management and derivatives. These exposures are related to our daily operations.

Interest Rate Exposure—At April 30, 2005, we had $19.1 million in interest bearing debt. Of this amount, $5.7 million was fixed rate debt with an interest rate of less than 2.8% per annum. The remaining debt of $13.4 million was at a variable interest rate, $9.7 million at a rate of prime or 5.75% and the remainder at an interest rate of Swedish prime + 0.75% or less. See Note 9 to the Consolidated Financial Statements for additional contractual information on our debt obligations. Market risk is estimated as the potential for interest rates to increase 10% on the variable rate debt. A 10% increase in interest rates would result in an approximate additional annual charge to our pre-tax profits and cash flow of $66,000. At April 30, 2005, we had no derivative instruments to offset the risk of interest rate changes. We may choose to use derivative instruments, such as interest rate swaps, to manage the risk associated with interest rate changes.

Foreign Currency Exchange Rate Risk—We transact business in various foreign currencies, primarily the Canadian dollar, the Eurodollar, the Japanese yen, the New Taiwan dollar, and the Swedish Krona. As all of our foreign operations have functional currencies in other than the U.S. dollar, we translate the assets and liabilities of these operations into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates during the period. Aggregate net foreign exchange gains included in the determination of net loss amounted to $2.1 million for the year ended April 30, 2005. Based on the net position of foreign assets less liabilities, a near-term 10% appreciation or depreciation of the U.S. dollar in all currencies we operate could impact operating income by $0.8 million and other income (expense) by $2.8 million. Our financial position and cash flows could be similarly impacted. We have in the past, and may continue to use derivative instruments in the future, such as forward exchange rate contracts, to manage the risk associated with foreign currency exchange rate changes.

BUSINESS

Overview

We design, develop, manufacture, market, install and service ultrahigh-pressure, or UHP, water pumps and UHP water management systems. Our core competency is our UHP water pumps. Our UHP water pumps pressurize water from 40,000 to over 100,000 pounds per square inch (psi) and are integrated with water delivery systems so that water can be used to cut or clean material or pressurize food. Our products include both standard and specialized waterjet cutting and cleaning systems. In addition to UHP water pumps and related systems, we provide non-UHP automation and articulation systems, primarily to the automotive industry.

Our mission is to provide the highest value product in the UHP water pump market. This requires our products to be of the highest reliability and provide our customers with a system which maximizes productivity and profitability. We are a developer of productivity technologies and we continually focus on customer support. Our brand promise is to provide reliability, superior value, service and technology through products based on UHP water pump technology. We will strive to continue to improve our customers’ profitability through investment in the development of innovative products and services that expand our customers’ markets and increase their productivity.

Our UHP technology has three broad applications: cutting, cleaning and food processing. In cutting and cleaning applications the ultrahigh-pressure created by our pumps is released through a small orifice to create a jet of water. In food processing we supply UHP pumps to Avure Technologies, Inc., a company we recently sold, to kill spoilage bacteria and pathogens in food products placed inside a pressure vessel.

The primary application of our UHP water pumps is cutting. In cutting applications, pressures from 50,000 to 87,000 psi create a thin stream of water traveling at three or more times the speed of sound which can cut both metallic and nonmetallic materials for many industries, including aerospace, automotive, disposable products, food, glass, job shop, sign, metal cutting, marble, tile and other stone cutting, and paper slitting and trimming. Waterjet cutting is recognized as a more flexible alternative to traditional cutting methods such as lasers, saws or plasma. It is often faster, has greater versatility in the types of products it can cut and eliminates the need for secondary processing operations. We also manufacture a product line used in waterjet cleaning, where pressures in the range of 40,000 to 55,000 psi, are used in industrial cleaning, surface preparation, construction, and petro-chemical and oil field applications.

Products and Services

We provide UHP systems and related products and services to our target markets: aerospace, automotive, food, job shops, pulp and paper and surface preparation. We had, prior to the sale of Avure, divided our business into its two UHP operations: Waterjet and Avure, representing the applications of released pressure and contained pressure, respectively.

Waterjet:

The Waterjet operation is comprised of the following segments: North America Waterjet, Asia Waterjet, Other International Waterjet and Other. The Other segment includes the sales of systems for automotive and articulation for non UHP applications.

Systems –

We offer a variety of UHP products, including both waterjet cutting and cleaning systems, as well as accessories and related robotic articulation equipment. UHP water pumps, as well as the related water management systems, are the core components of our technology. We utilize two different technologies to create the water pressure: intensifier and direct drive. In cutting applications a UHP pump pressurizes water up to

87,000 psi and forces it through a small orifice, generating a high-velocity stream of water traveling in excess of 3,000 feet per second. In order to cut metallic and other hard materials, an abrasive substance, usually garnet, is added to the waterjet stream creating an abrasivejet. Abrasivejets cut without heat, cause no metallurgical changes, and leave a high-quality edge that usually requires no secondary operation. In addition to our intensifier pumps which pressurize water up to 87,000 psi, we offer our unique and patented direct drive pressure-compensated pumps which pressurize water up to 55,000 psi utilizing triplex piston technology.

A UHP system consists of a UHP intensifier or direct drive pump and one or more waterjet cutting or cleaning heads with the necessary robotics, motion control and automation systems. We have sold UHP waterjet cutting and cleaning systems worldwide. Our cutting systems may also combine waterjet with other applications such as conventional machining, pick and place handling, inspection, assembly, and other automated processes. Our waterjet systems are also used in industrial cleaning applications such as paint removal, surface preparation, factory and industrial cleaning, ship hull preparation, and heat exchanger cleaning.

Our sales are affected by worldwide economic changes. However, we believe that the productivity enhancing nature of our UHP technology and the diversity of our markets enable us to absorb cyclical downturns with less impact than conventional machine tool manufacturers, and we are confident that we can continue to gain market share in the machine cutting tool market. Waterjet systems represented 71% of waterjet revenues in fiscal 2005.

Consumable Parts and Services –

Consumables represent parts used by the pump and cutting head during operation, such as seals, orifices and garnet. Every pump we sell will require consumables to operate, and the sale of consumables is a significant part of our revenues. Many of these consumable or spare parts are proprietary in nature and are patent protected. We also sell various tools and accessories which incorporate UHP technology, as well as aftermarket consumable parts and service for our products. Consumable parts and services represented 29% of waterjet revenues in fiscal 2005.

Marketing and Sales

We market and sell our products worldwide through our headquarters in Kent, Washington (a suburb of Seattle) and through subsidiaries, divisions and joint ventures located in Wixom, Michigan; Jeffersonville, Indiana; Birmingham, England; Bretten, Germany; Burlington and Windsor, Canada; Hsinchu, Taiwan; Shanghai and Beijing, China; Incheon, Korea; Sao Paulo, Brazil; Buenos Aires, Argentina; Lyon, France; Milan, Italy; Madrid, Spain; Yokohama, Nagoya and Tokyo, Japan. We sell directly to customers in North and South America, Europe, and Asia, and have distributors or agents covering most other countries. No single customer accounted for 10% or more of our revenues during any of the three years ended April 30, 2005.

In late fiscal 2004, we conducted an internal study of our installed waterjet cutting systems and the potential sale opportunities of the market. Based on the significant market potential relative to the installed base, we concluded that waterjet technology is in the early adoption phase of its product life cycle. To increase waterjet awareness, we have focused our marketing efforts on specific target industries, applications and markets. Marketing efforts include increased presence at regional tradeshows, increased advertising in print media and other product placement and demonstration/educational events as well as an increase in domestic sales representation, including distributors. To enhance the effectiveness of sales efforts, our marketing staff and sales force gather detailed information on the applications and requirements in targeted market segments. We also utilize telemarketing and the internet to generate sales leads in addition to lead generation through tradeshows and print media,. This information is used to develop standardized and customized solutions using UHP and robotics technologies. We provide turnkey systems, including system design, specification, hardware and software integration, equipment testing and simulation, installation, start-up services, technical training and service.

We offer our spare parts and consumables through the internet at our Flowparts.com website and strive to ensure that we are able to ship a large number of parts within 24 hours to our customers.

Patents

We hold a large number of UHP technology and related systems patents. While we believe the patents we hold protect our intellectual property, we do not consider our business dependent on patent protection. In addition, we have over the years developed non-patented proprietary trade secrets and know-how in UHP applications, and in the manufacture of these systems, which we believe allows us to retain a technical lead over our competitors.

We believe the patents we hold and have in process, along with the proprietary application and manufacturing know-how, act as a barrier to entry for other competitors who may seek to provide UHP technology.

See “Legal Proceedings” below for a discussion of certain pending patent litigation.

Backlog

At April 30, 2005, our Waterjet backlog was $43.3 million compared to the April 30, 2004 backlog of $25.5 million. Generally our products, exclusive of the aerospace product line, which account for $21.2 million of the backlog, can be shipped within a four to 16 week period. The aerospace systems typically have lead times of six to 18 months. Our North American standard waterjet backlog increased $6.2 million over the prior year to $13.9 million. The changes in our backlog are not necessarily indicative of comparable variations in sales or earnings. The April 30, 2005 backlog represented 25% of our trailing twelve months sales. The unit sales price for most of our products and services is relatively high (typically ranging from tens of thousands to millions of dollars) and individual orders can involve the delivery of several hundred thousand dollars of products or services at one time. Furthermore, some items in backlog can be shipped more quickly than others, some have higher profit margins than others, and some may be cancelled by customers.

Competition—Waterjet

Waterjet technology has been developed to provide manufacturers with an alternative to traditional cutting or cleaning methods, which utilize lasers, saws, knives, shears, plasma, routers, drills and abrasive blasting techniques. Many of the companies that provide these competing methods are larger and better funded than Flow. Within the manufacturing setting, several firms, including Flow, have developed tools for cleaning and cutting based on waterjet technology.

Waterjet cutting systems offer manufacturers many advantages over traditional cutting machines including an ability to cut in any direction, faster throughput times, minimal impact on the material being cut and a continuously expanding range of applications. These factors, in addition to the elimination of secondary processing in most circumstances, enhance the manufacturing productivity of our systems.

We believe increased market acceptance of waterjet cutting systems by the aerospace, automotive, and machining (job shop) industries will encourage other manufacturers, including those in other industries, to adopt waterjet solutions. We estimate the worldwide waterjet cutting systems market size at $350 million and the waterjet cleaning systems market at $335 million. The recent slowdown in many of the major world economies created a difficult operating environment for waterjet systems manufacturers, as new investments in infrastructure projects were curtailed and customers reduced capital expenditures. Low demand, coupled with price-based competition among waterjet manufacturers, caused many firms in the industry to restructure operations, lay off employees, and close plants.

We believe we are the leader in the global waterjet cutting systems market with a market share estimated at more than 40%. In North America, together with another supplier, we have a combined market share of approximately 75%. The remaining 25% of the market is divided among 10 firms. The European market is also highly concentrated, with the top three companies controlling 50% of the market. We compete in the high-end and mid-tier segments of the waterjet cutting market.

In addition, we sell spare parts and consumables. While we believe our on-time delivery and internet parts ordering web site combine for the best all around value for our customers, we do face competition from numerous other companies who sell replacement parts for our machines. While they generally offer a lower price, we believe the quality of our parts, coupled with our service, makes us the value leader in spares and consumables.

Waterjet cleaning offers many advantages over other cleaning methods, such as the ability to remove difficult coatings or deposits from a surface without damaging such surface or adding potentially hazardous chemicals to the cleaning process. A UHP waterjet system is an environmentally-friendly answer to many difficult cleaning applications and can often be justified solely on the basis of hazardous material containment or reduction of secondary operations in the cleaning process.

We believe we are a major competitor in the ultrahigh-pressure (equal to or greater than 40,000 psi) segment of the waterjet cleaning systems market with an estimated global market share of 27%. We have a significant share of the market in North and South America and Asia. We also have an opportunity to build share and grow our business in Europe where waterjet cleaning had not previously been a market priority for us.

The automobile and aerospace industry and other industries that rely heavily on assembly-based manufacturing processes are primary consumers of robotics systems equipment and services. Using waterjet and other suitable technologies such as laser, robotics systems manufacturers provide custom engineered robotic systems designed for material separation and removal. The market for robotic systems is concentrated among a few companies in the U.S. and Europe.

Research and Engineering

We have devoted between 3% and 6% of revenues to research and engineering during each of the three years ended April 30, 2005. Research and engineering expenses were $5.9 million, $5.9 million, and $6.7 million, in fiscal 2005, 2004 and 2003, respectively. While we will continue a robust research and engineering program to maintain our technological leadership position through development of new products and applications, as well as enhancement of our current product lines, a more focused effort has allowed us to decrease our research and engineering expenses as a percent of revenue to 4% for the fiscal year ended April 30, 2005.

Employees

As of December 31, 2005, we employed 659 full time and 39 part time personnel. We are not a party to any material collective bargaining agreements.

Legal Proceedings

At any time, we may be involved in certain legal proceedings. As of April 30, 2005, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside legal counsel and is based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions, or the effectiveness of our strategies, related to these proceedings. See Notes 1 and 15 of Notes to the April 30, 2005 Consolidated Financial Statements for a description of our product liability claims and litigation.

Omax Corporation (“Omax”) filed suit against us on November 18, 2004. The case, Omax Corporation v. Flow International Corporation, United States District Court, Western Division at Seattle, Case No. CV04-2334, was filed in federal court in Seattle, Washington. The suit alleges that our products infringe Omax’s Patent Nos. 5,508,596 entitled “Motion Control with Precomputation” and 5,892,345 entitled “Motion Control for Quality in Jet Cutting.” The suit also seeks to have our Patent No. 6,766,216 entitled “Method and System for Automated Software Control of Waterjet Orientation Parameters” declared invalid, unenforceable and not infringed. Omax manufactures waterjet equipment that competes with our equipment. Both the Omax and our patents are directed at the software that controls operation of the waterjet equipment. Although the suit seeks damages of over $100 million, we believe Omax’s claims are without merit and we intend not only to contest Omax’s allegations of infringement but also to vigorously pursue our claims against Omax with regard to our own patent.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

Our Directors and Executive Officers

The following table sets forth certain information about our directors and executive officers as of January 31, 2006.

Name	Age	Position
Stephen R. Light	59	President, Chief Executive Officer and Director
Douglas P. Fletcher	51	Chief Financial Officer
Thomas C. Johnson	53	Senior Vice President of Operations
Richard A. LeBlanc	50	Executive Vice President of Sales
John S. Leness	46	General Counsel and Corporate Secretary
Rick L. Nicholson	57	Vice President Human Resources
Felix M. Sciulli	54	Senior Vice President of Global Engineering and Research and Development
Ronald D. Barbaro	74	Director
Richard P. Fox	58	Director
Kathryn L. Munro	57	Chairman of the Board and Director
Arlen I. Prentice	68	Director
J. Michael Ribaudo	63	Director
Kenneth M. Roberts	59	Director
Jan K. Ver Hagen	68	Director

Stephen R. Light (age 59) became President and Chief Executive Officer of the Company in January 2003. He was appointed to the Board in January of 2003 and his current term expires in 2006. Prior to joining the Company, from 2000 to 2002, Mr. Light was President and Chief Executive Officer of Omniquip Textron Group, Inc., a manufacturer of material handling equipment, aerial work platforms and hydraulic systems. From 1998 to 1999 he was President and Chief Executive Officer of Bucyrus International, Inc. From 1997 to 1998 he was Vice President and General Manager of Operations at P&H Mining Equipment Co., a subsidiary of Harnischfeger Industries; from 1986 to 1996 he served in various positions at Emerson Electric Company; from 1985 to 1986, he served as General Manager of North American Philips’ Mexican consumer electronics manufacturing business; and from 1968 to 1985 at General Electric Company. Mr. Light earned a B.S.M.E. in 1968 from Colorado State University.

Douglas P. Fletcher (age 51) joined the Company on August 16, 2005 as Interim Chief Financial Officer. He and was appointed Chief Financial Officer on October 5, 2005. He served as Chief Financial officer of GiftCertificates.com from August 2001 until July 31, 2005. Prior to joining GiftCertificates.com, he served as the Chief Financial Officer at eCharge Corporation. Mr. Fletcher previously worked for Citigroup/Citibank from 1987 to 2000, where he served in senior management positions in the company’s corporate finance, restructuring and equipment finance businesses. Mr. Fletcher has also worked in various financial capacities with International Paper and PricewaterhouseCoopers. Mr. Fletcher holds a bachelor’s degree in Accounting and Finance from Ohio University.

Thomas C. Johnson (age 53) joined the Company in August 1996 as Vice President of Manufacturing. Mr. Johnson became Senior Vice President, Manufacturing Technology in October of 1999 and Senior Vice President of Operations in June of 2003. Prior to joining the Company, he was employed by the Kenworth Truck Company Division of PACCAR for sixteen years, serving as Plant Manager and before that as Assistant Plant Manager.

Richard A. LeBlanc (age 50) joined the Company in 1994 as Vice President of Sales. Mr. LeBlanc became Executive Vice President in August 1998. Prior to joining the Company, he was employed by the ASI Robotic Systems Division of Cargill Detroit Corporation for ten years, serving as Manager of Sales and Marketing and before that in direct sales.

John S. Leness (age 46) joined the Company in June 1990 as its Corporate Counsel, became General Counsel in December 1990, and was appointed Assistant Secretary in January 1991 and Secretary in February 1991. From 1986 until joining the Company, Mr. Leness had been associated with the Perkins Coie law firm.

Rick L. Nicholson (age 57) joined the Company in 2005 as Vice President, Human Resources. From 2003 until he joined the Company, Mr. Nicholson had been a private consultant. From 2001 to 2003 he was the Chief Human Resources Executive at Milgard Manufacturing, Inc., a manufacturer of windows and patio doors, and from 1998 to 2001 he was Vice President of Human Resources at U.S. Marine Corporation a builder of boats. Prior to 1998 Mr. Nicholson was employed by Weyerhaeuser Company and Tektronix.

Felix M. Sciulli (age 54) joined the Company in October 1995 as Vice President of Engineering. Mr. Sciulli became Senior Vice President, Engineering and Research and Development in June 2000. Prior to joining the Company, he was with Equimeter, Inc., a division of BTR plc (acquired from Rockwell International Corporation), for six years as Director of Engineering and Research and Development. Mr. Sciulli also spent thirteen years with Rockwell in various engineering and research roles, and three years with Westinghouse Electric Corporation.

Ronald D. Barbaro (age 74) was the Chair and Chief Executive Officer, Ontario Lottery and Gaming Corporation from 1998-2003. Prior to this, he was President of The Prudential Insurance Company of America; responsible for worldwide operations (retired 1993). He was responsible for Prudential’s Canadian operation from 1985 to 1990. Mr. Barbaro was elected to the Company’s Board of Directors in 1995 and his current term expires in 2007. Mr. Barbaro currently chairs the Premier of Ontario’s Economic Recovery Council and Chairman, Board of Trustees for The Brick Group Income Fund. He also serves on the boards of The Thomson Corporation International Group of Companies and TransGlobal Life Insurance Company (Alberta).

Richard P. Fox (age 58) has served as consultant and outside board member since 2001 to entrepreneurs and the financial services industry. Mr. Fox was appointed to the Company’s Board of Directors in 2002 and his current term expires with the 2006 Annual Meeting. He was President and Chief Operating Officer of CyberSafe Corporation, responsible for the overall financial services and operations of the company. Prior to joining CyberSafe, Mr. Fox was Chief Financial Officer and a member of the Board of Directors of Wall Data where he was responsible for the company’s finances, operations, and human resources activities. Mr. Fox spent 28 years at Ernst & Young, last serving as Managing Partner of the Seattle Office. He serves on the Board of Directors of Premera, a Blue Cross managed-care provider, aQuantive (NASDAQ—AQNT), an on line marketing company, as well as Shurgard Storage Centers, Inc. (NYSE—SHU), a real estate investment trust. In addition, he serves as Treasurer and is on the Board of Trustees of the Seattle Foundation and is on the Board of Visitors of the Fuqua School of Business, Duke University. Mr. Fox received a B.A. degree in Business Administration from Ohio University and an M.B.A. from Fuqua School of Business, Duke University. He is a Certified Public Accountant in Washington State.

Kathryn L. Munro (age 57) is the current Chairperson of the Board of Directors and is Principal of Bridge West, a technology investment company. She previously held a variety of senior management positions in both the commercial and retail areas of Seafirst Bank and Bank of America, most recently as Chief Executive for Bank of America’s Southwest Banking Group. Ms. Munro began her banking career in 1980. She was elected to the Company’s Board of Directors in 1996 and her current term expires in 2008. Ms. Munro currently serves on the corporate boards of Pinnacle West (NYSE—PNW) and Capitol Bancorp (NYSE—CBC). She also serves on the board of The Bank Administration Institute in Chicago and numerous community boards in Phoenix, including Valley of the Sun United Way and the national board of advisors for University of Arizona School of Business. Ms. Munro holds a B.S. degree from Auburn University and an M.B.A. from the University of Washington.

Arlen I. Prentice (age 68) is Chairman and Chief Executive Officer of Kibble & Prentice, which provides insurance and financial consulting services. He has served as a director of the Company since 1993 and his current term expires in 2007. He founded Kibble & Prentice 32 years ago. Mr. Prentice serves as a director of Northland Telecommunications Corporation and is a past director of the Starbucks Coffee Corporation, a position he held for 19 years.

J. Michael Ribaudo (age 63) is Chairman and Chief Executive Officer of Surgical Synergies, Inc., a national company that develops, acquires and operates ambulatory surgery centers. Dr. Ribaudo was elected to the Company’s Board of Directors in 1995, and his current term expires in 2007. Dr. Ribaudo graduated from Louisiana State University in 1963 and Louisiana State Medical School in 1967 with graduate medical school training at Emory University, Washington University and New York University. He received postgraduate training at Harvard Law School, Kellogg Business School and Stanford Graduate School of Business.

Kenneth M. Roberts (age 59) is President and Chief Investment Officer of Ken Roberts Investment Management, Inc., an investment advisory firm. Mr. Roberts is also President and Chief Executive Officer of Ken Roberts Financial Services, Inc. Mr. Roberts was appointed to the Company’s Board of Directors in 1991 and his current term expires with the 2006 Annual Meeting. Mr. Roberts was, until November 1994, President and Chief Investment Officer of Ken Roberts Advisory Group, an investment advisory firm and subsidiary of the Spokane, Washington, office of Smith Barney Shearson, Inc. From 1981 to 1991, he was Vice President of Shearson Asset Management and Foster & Marshall Management, investment advisors, and President of Shearson Lehman Fundamental Value Fund, a registered investment company. From 1987 to 1991, Mr. Roberts was also a director of Shearson Lehman Fundamental Value Fund. Mr. Roberts currently serves on the Finance Advisory Board of Washington State University. He is also past President and Treasurer of the Spokane Chapter of the Seattle Society of Chartered Financial Analysts. Mr. Roberts received a B.A. from Whitworth College in 1968 and an M.B.A. from the Harvard Graduate School of Business in 1971.

Jan K. Ver Hagen (age 68) is the retired Chairman of the Board (non-executive) of Wolverine Tubing Corporation, a copper tubing manufacturer and processor of specialty heat transfer products, and continues to serve as Director and Chair of the Audit Committee of Wolverine. Mr. Ver Hagen was elected to the Company’s Board of Directors in 2003, and his current term expires in 2008. He worked for Emerson Electric Co. from 1977 to 1994 including serving as Vice-Chairman and Director from 1987 to 1994. From 1994 to 1999 he was a director of United Dominion Industries, a multinational manufacturing group, and was President and Chief Operating Officer from 1994 to 1998. He returned to Emerson to serve as Senior Vice President from 1999 to 2002. He also serves as trustee of the Wisconsin Alumni Research Foundation. He received a B.S.M.E. in 1961 from the University of Wisconsin—Madison.

The Board of Directors consists of a majority of “independent directors” as such term is defined under Rule 4200(a)(15) of the NASDAQ Stock Market Inc.’s Marketplace Rules. The Board of Directors has determined that Messrs. Barbaro, Fox, Munro, Roberts, Ribaudo, and Ver Hagen are independent directors.

BOARD STRUCTURE, COMMITTEES AND COMPENSATION AND COMPOSITION

Currently, 9 individuals are serving as our directors. Our board of directors is divided into three classes of directors as provided in our articles of incorporation and bylaws and as set forth below.

Expiration Class of Term Directors
I	2006 Richard P. Fox, Stephen R. Light, Kenneth M. Roberts
II	2007 Ronald D. Barbaro, Arlen I. Prentice, J. Michael Ribaudo
III	2008 Kathryn L. Munro, Jan K. Ver Hagen

Directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Board Committees

The Company has an Audit Committee, a Compensation and Plan Administrator Committee, a Mergers, Acquisitions and Dispositions Committee and a Nominating and Governance Committee. In addition to these standing committees, the Board, from time to time, may form ad hoc committees. During fiscal 2004, the Board appointed a Restructuring Committee which has reviewed matters related to the Company’s capital structure. After fiscal 2005, the Board appointed a Strategic Scenario Planning Committee.

Audit Committee. The primary function of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of financial information provided to shareholders and others, its review of the adequacy of the system of internal controls established by the Company and its monitoring of the audit process. In performing these functions, the Audit Committee reviews the Company’s financial reporting process and internal controls, reviews and appraises the audit efforts of the Company’s independent registered public accounting firm and internal auditor. The Audit Committee also provides open lines of communication between the directors, the independent registered public accounting firm, the internal auditors and the financial and senior management of the Company. The Audit Committee has adopted a charter (a copy of which is available at the Company’s website at www.flowcorp.com), hereinafter “Charter,” requiring, among other things, that members of the Committee be independent of Management, free of any relationship that would interfere with their independent judgment and have a minimum level of financial competency. The members of the Audit Committee are Richard P. Fox (Chair), Kathryn L. Munro, Kenneth M. Roberts, and Jan K. Ver Hagen, each of whom are all independent directors as defined under the NASDAQ’s Marketplace Rules and each of whom are also experienced in financial matters. The members of the Audit Committee, in addition to the foregoing criteria, meet the additional criteria of SEC Rule 10A-3 that they neither (1) accept any direct compensation from the Company other than director and committee fees and pension or other deferred compensation for prior service, nor (2) are an affiliated person of the Company. The Board of Directors has determined that Richard P. Fox is an “audit committee financial expert” as defined in the rules of the Securities and Exchange Commission. The Audit Committee held eleven meetings in the fiscal year ended April 30, 2005.

Compensation and Plan Administrator Committee. The primary function of the Compensation and Plan Administrator Committee is to assist the Board of Directors to ensure that all officers and key management personnel of the Company and its subsidiaries are effectively compensated in terms of salary, supplemental compensation, and benefits which are internally equitable and externally competitive. The Committee establishes and maintains a competitive, fair, and equitable compensation and benefits policy designed to retain personnel, to stimulate their useful and profitable efforts on behalf of the Company, and to attract necessary additions to the staff with appropriate qualifications. The Committee also acts as Administrator of the Company’s stock option plans, determining the terms, amounts and recipients of stock option grants. J. Michael Ribaudo (Chair), Richard P. Fox, Kathryn L. Munro, and Arlen I. Prentice (nonvoting) serve on the Committee. All members of the

Committee are independent directors as defined under the NASDAQ’s Marketplace Rules except Arlen I. Prentice, who is Chief Executive Officer of Kibble & Prentice, Inc., a company that, together with its wholly-owned subsidiary, provides insurance brokerage and employee benefits, administrative and consulting services to the Company. During fiscal 2005 and through January 31, 2006, payments by the company to Kibble & Prentice, Inc. and such subsidiary for such services totaled $2,566,541. Such payments were for various categories of insurance and included both the brokerage, commissions and the premiums that Kibble passes on to the underwriters. Mr. Prentice does not vote on the Committee. There were six meetings of the Compensation and Plan Administrator Committee during the fiscal year ended April 30, 2005.

Mergers, Acquisitions and Dispositions Committee. The primary function of the Mergers, Acquisitions and Dispositions Committee is to assist the Board of Directors to review potential opportunities for acquisitions, mergers, dispositions, divestitures or similar transactions and to assist the Board of Directors in analyzing equity or debt financings or other capital raising opportunities. Kenneth M. Roberts (Chair), Ronald D. Barbaro, Arlen I. Prentice, Jan K. Ver Hagen, J. Michael Ribaudo, and Richard P. Fox serve on the Committee. There were four meetings of the Mergers, Acquisitions and Dispositions Committee during the fiscal year ended April 30, 2005.

Nominating and Governance Committee. The primary function of the Nominating and Governance Committee is to assist the Board of Directors in matters of Board organization and composition and to locate and recommend to the Board individuals to fill vacancies on the Board. Kathryn L. Munro (Chair), Ronald D. Barbaro, and Kenneth M. Roberts serve on the Committee, each of whom is an independent directors as defined under the NASDAQ’s Marketplace Rules. The Nominating and Governance Committee met nine times during the fiscal year ended April 30, 2005.

Growth Committee. The Growth Committee was formed after the completion of fiscal 2005 to assist the Chief Executive Officer in the area of business strategy. The members of the Growth Committee are Ronald D. Barbaro (Chair), Stephen R. Light, Arlen I. Prentice, Kathryn L. Munro and Jan K. Ver Hagen.

Compensation Committee Interlocks and Insider Participation

No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, executive officers, including our chief financial officer and other of our senior financial officers performing similar functions, and employees, in accordance with applicable rules and regulations of the SEC and the Nasdaq National Market.

Board Compensation

The Compensation and Plan Administrator Committee is charged with ensuring that the Company will be able to continue to attract and retain directors having the qualifications necessary to serve the interest of the Company’s shareholders. To achieve this goal and based on a thorough review of director compensation at a peer group of 16 companies conducted by a nationally recognized independent compensation consulting firm, the Committee has adopted the following compensation program for Directors.

Directors who are not employees of the Company receive an annual retainer of $20,000, payable quarterly, $1,500 per meeting for attendance at Board meetings and $1,000 per meeting for attendance at Committee meetings. The Company also reimburses directors for their travel expenses in connection with their attendance at Board and Committee meetings.

In addition, Committee Chairs are paid an additional annual retainer of $5,000 with the exception of the Audit Committee Chair who is paid an additional annual retainer of $10,000, and the non-executive Chairperson of the Board who is paid an additional annual retainer of $15,000.

Non-employee Directors will also receive annual grants of shares of common stock that are vested at the time of grant. The annual grants of shares of company stock will have a value equal to $30,000. The grants will be made at each Annual Meeting of Shareholders, and the shares will be valued based on the average closing price over the twenty trading days preceding the Annual Meeting.

For Directors serving prior to 2003, the Company had adopted a post retirement policy providing that Directors may receive, if they agree to provide consultation services to the officers and directors of the Company (and execute a consultation agreement in that regard), annual amounts for a period equal to the director’s years of service on the Board, up to a maximum of nine years. The annual amounts to be paid will equal the annual Director retainer in place at the time of his or her retirement. If a Director agrees to provide services, but does not subsequently provide such services, the Director will lose his or her eligibility to receive payments. This policy will not apply to newly-appointed directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information for the years ended April 30, 2005, 2004 and 2003, with respect to the Chief Executive Officer and each of the four other highest paid executive officers of the Company whose aggregate cash compensation in fiscal 2005 exceeded $100,000:

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation(1)	Restricted Stock Awards		Number of Stock Options	All Other Compensation(2)
Stephen R. Light(3) President and Chief Executive Officer	2005 2004 2003	$480,008 450,008 200,772	$421,414 264,061 0		$184,679 181,438 0	$350,053 181,000 0	(4)	21,250 21,250 321,250	$0 40,760 21,072

D. Patterson Adams, Jr. President and Chief Executive Officer, Avure Technologies, Incorporated(5)	2005 2004 2003	$250,016 249,054 250,016	$124,925 119,477 0		$57,575 66,148 0	$0 0 0		0 0 0	$104,859 104,059 111,946	(5) (5) (5)

Thomas C. Johnson Senior Vice President of Operations	2005 2004 2003	$190,008 190,008 188,469	$99,785 83,620 0		$56,253 57,445 0	$0 39,000 0	(6)	0 0 0	$58,629 32,314 11,506

Richard A. LeBlanc Executive Vice President of Sales	2005 2004 2003	$220,002 220,002 215,043	$128,503 96,824 30,856	(7)	$59,596 66,527 0	$0 39,000 0	(6)	0 0 0	$58,629 32,690 12,025

Stephen D. Reichenbach Chief Financial Officer(8)	2005 2004 2003	$209,997 196,154 180,003	$121,037 98,773 0		$58,512 57,152 0	$0 39,000 0	(6)	0 0 0	$67,200 6,600 11,385

(1)	Represents dollar value of shares of Company stock received in lieu of cash bonus.
(2)	Includes Company contributions to the Voluntary Pension and Salary Deferral Plan and the Flow International Corporation Executive Deferral Plan and amounts paid in connection with retention agreements.
(3)	Mr. Light joined the Company in December 2002 and became President and CEO on January 2, 2003.
(4)	Includes 200,000 restricted stock units granted in connection with a retention agreement and vesting December 31, 2006, and 20,000 shares granted pursuant to an employment agreement.
(5)	Mr. Adams is employed by Avure, which was sold on October 31, 2005.
(6)	Includes reimbursement of moving expenses and interest paid on a relocation loan made to Mr. Adams when he joined the Company in August 2001.
(7)	Includes stock granted in connection with a retention agreement and vesting December 31, 2006.
(8)	Amounts paid based on sales commissions.
(9)	Mr. Reichenbach resigned effective August 8, 2005.

Stock Option Grants in 2005

Option Grants Table

Fiscal 2005

The following table sets forth certain information regarding options granted to the Company’s Chief Executive Officer during the fiscal year ended April 30, 2005. No options were granted to the other four highest paid executives during fiscal 2005.

Individual Grants
Name	Number of Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (10 Years)
					5%	10%
Stephen R. Light	21,250	100%	$5.92	04/23/15	$29,401	$74,507

Aggregated Option Exercises in Fiscal 2005

and Fiscal Year-End Option Values

The following table sets forth certain information regarding options exercised during the year ended April 30, 2005, by the Company’s Chief Executive Officer and each of the individuals named in the Summary Compensation Table.

	Shares Acquired on Exercise	Value Realized	Total Number of Unexercised Options at Fiscal Year-End		Value of Unexercised in-the-Money Options at Fiscal Year-End(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Stephen R. Light	0	0	140,207	123,543	$352,489	$233,861
D. Patterson Adams, Jr.	0	0	100,000	0	0	0
Thomas C. Johnson	0	0	55,000	0	0	0
Richard A. LeBlanc	0	0	156,000	0	0	0
Stephen D. Reichenbach	0	0	213,775	0	0	0

(1)	Calculated using $5.92, the closing price of the Company’s Common Stock as reported by NASDAQ on April 30, 2005.

Stock Based Plans

Equity Compensation Plan Information

The following table presents the number of stock options and warrants that were and were not approved by our shareholders as of April 30, 2005.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	2,034,546	$9.20	1,368,218

Compensation and Plan Administrator Committee Report

Introduction. The Compensation and Plan Administrator Committee of the Board of Directors (the “Compensation Committee”) establishes and directs the administration of all programs under which executive compensation is paid or awarded to the Company’s executive officers. In addition, the Compensation Committee evaluates executive officer performance and assesses the overall effectiveness of the Company’s executive compensation programs.

Total Compensation Philosophy. For fiscal 2006, with the assistance of an outside compensation consultant, the Compensation Committee conducted a comprehensive review of the Company’s executive compensation programs. In conducting that review, the Committee adopted the following compensation philosophy, which it used as the basis for its review of the Company’s programs:

•	Flow International will provide compensation and benefit programs that are competitive with relevant markets where we compete for employees, internally equitable, and consistent with our commitment to providing a work environment that promotes teamwork, outstanding performance, and corporate pride.

•	Base Salary—Base salary opportunities should be competitive with relevant organizations with similar complexity, and internally consistent based upon each position’s assigned responsibilities. Individual salary determinations will be made considering incumbent qualifications, experience and performance.

•	Short-Term Incentives—Consistent with competitive practices, executive officers and other key management and technical positions should have a portion of targeted total compensation at risk, contingent upon meeting predefined corporate, business unit and individual goals. Flow International believes it is important that those who are directly involved in contributing to the achievement of our goals should have a meaningful portion of their total compensation opportunity tied to shared corporate objectives.

•	Long-Term Incentives—Executive officers and other key management positions should have a meaningful portion of their competitive total compensation opportunity linked to high levels of sustained performance and increasing shareholder value.

•	Employee Benefits—Flow International will assist employees in meeting their retirement income, health care, survivor income, disability income, time-off and other needs through competitive, cost-effective, company-sponsored programs that provide employees with reasonable flexibility in meeting their circumstances.

•	Decisions regarding total compensation program design, as well as individual pay decisions, will be made in the context of this Total Compensation Philosophy and our ability to pay, as defined by our financial success.

Elements of Executive Compensation. The elements of executive compensation during fiscal 2005 included base salary, an annual incentive program, a retention program, and retirement and other benefits. For fiscal 2006 the Committee adopted, subject to shareholder approval, a long term incentive program While the elements of compensation described in this report are considered separately, the Compensation Committee takes into account the full compensation package afforded by the Company to each executive, including salary, incentive compensation, retirement and other benefits. In reviewing the individual performance of the executives, other than the Chief Executive Officer (“CEO”), the Compensation Committee takes into account the views of the CEO.

Base Salaries. Base salaries of the executive officers other than for the CEO had were determined by the Compensation Committee using the CEO’s recommendations and data provided by the Committee’s consultant. No adjustments to executive base salaries had been made for fiscal 2004 or 2005. The Committee made adjustments to individual executives’ base salaries for fiscal 2006 based on competitive pay data and practices in the industrial and commercial machinery industry sector, proxy analysis of a group of peer companies and individual performance. The CEO’s pay is set by contract and discussed below.

Annual Incentive Plan. The Company’s executive officers are eligible for bonuses under the Company’s Annual Incentive Plan. The Annual Incentive Plan emphasizes the achievement of the Company’s annual financial goals. For fiscal 2005 these goals were based on achievement of goals including revenue, operating profit and working capital as a percentage of revenue and individual and business unit goals, and bonuses were paid half in stock and half in cash. For fiscal 2006 these goals will be based on return on invested assets, revenue, operating profit and individual and business unit goals. Executives’ target bonus levels have been set at percentages of base salary, ranging from fifteen to sixty percent, and the CEO’s target bonus level set by his employment contract is at 60% of base salary; bonuses will range from zero to two times the target bonus, depending on target achievement. Payouts will be made half in stock and half in cash

The Company exceeded its goals for fiscal 2005, and annual incentive payouts were made for the fiscal year at the maximum levels under the plan.

Long Term Incentive Plan. For fiscal 2006, the Company adopted, and the shareholders approved, a Long Term Incentive Plan. The purpose of the Long Term Incentive Plan is to provide stock incentives for executives who assist the Company in meeting the Company’s long-term financial goals and to align the interests of executives with the Company’s shareholders. The plan is also intended to provide performance based incentives beginning after the last awards are paid under the retention program described below. Under the plan, executives have the opportunity to receive shares of stock based on achievement of goals over a three year period. At the beginning of each three year performance period participating executives are assigned a target award, based on achievement of specific goals. At the end of the three year period the executive receives a number of shares, based on the Company’s achievement of these goals. Awards may range from zero to two times the target number of shares. For the first three year period, ending with the end of fiscal 2008, the goals are based on the Company achieving a return on invested assets and a certain cumulative earnings per share over the preceding three year period. Goals for future three year periods, as well as target awards, will be set at the beginning of each three year period.

Retention Award. During fiscal year 2003, the Company began to implement a comprehensive restructuring program intended to return the Company to profitability. The Compensation Committee determined that during this implementation it was critical to ensure key executives remain employed at the Company and focused on the day-to-day operations to successfully turnaround the Company. As a result, the Compensation Committee adopted a retention program to achieve these goals. The program includes six executives including the CEO. The CEO’s retention award is discussed below. Each participating executive who remains in the Company’s employ is eligible to receive retention awards in both cash and restricted stock units. The cash retention awards began six months after the plan inception and provide for seven equal semi-annual increments. The executive must be employed at the payment date to receive the cash portion of the award. The restricted stock unit awards vest 42 months after plan inception. Each executive must remain a full-time employee for the entire 42-month period to vest in the restricted stock units. The retention program’s final awards will be made in fiscal 2007, following which, executives will first become eligible to receive awards under the Long Term Incentive Program.

Chief Executive Officer Compensation. On November 25, 2002, Mr. Light entered into an employment agreement with the Company with a term ending on April 30, 2005 (the “Light Agreement”). The Light Agreement provides for automatic extensions beginning on May 1, 2003 (unless notice not to extend is given by either party) so that the remaining term shall always be two years. Under the terms of the Light Agreement, Mr. Light’s annual base salary is $450,000 and he is eligible for target annual performance bonuses equal to 60% of base salary. One-half of the bonus is payable in shares of common stock. Mr. Light’s annual performance bonuses are based on the same factors as the executives’ bonuses. The Board has established additional goals for the CEO. These include development of succession plans, development of a customer satisfaction survey and successful resolution of the Company’s financing.

The Committee and Board of Directors reviewed Mr. Light’s performance for fiscal 2005. They compared the Company’s performance to the goals set for Mr. Light by the Board, concluding that he had exceeded the goals that had been set for him.

Policy on Deductibility of Compensation. Section 162(m) of the Internal Revenue Code limits the Company’s federal income tax deduction for compensation to its CEO and any of its four other highest paid executive officers to $1 million. Qualified performance-based compensation is not subject to the $1 million limitation, provided certain requirements of Section 162(m) are satisfied. These requirements include shareholder approval and periodic re-approval of the material terms of performance goals in plans such as the Company’s 1995 Long-Term Incentive Plan. The Compensation Committee presently anticipates that the Company’s executive compensation will either be below such levels or will be structured to qualify as “performance-based compensation” which is exempt from such limitation.

Conclusion. After its review of the total compensation program for the executives of the Company, the Compensation Committee believes that the executive compensation policies and practices it has adopted will serve the interests of the shareholders and the Company effectively. The Committee also believes that the various compensation programs offered are appropriately balanced to provide increased motivation for executive officers to contribute to the Company’s overall future success, thereby increasing the value of the Company for the shareholders’ benefit. The Compensation Committee will continue to monitor the effectiveness of the Company’s total compensation program to meet the ongoing needs of the Company.

This report is submitted by the members of the Compensation Committee.

COMPENSATION AND PLAN

ADMINISTRATOR COMMITTEE

J. Michael Ribaudo—Chairman

Richard P. Fox

Sandra Rorem

Kathryn L. Munro

MARKET INFORMATION

The principal market for our common stock is the over-the-counter market. Our stock is traded on the NASDAQ National Market under the symbol “FLOW.” The range of high and low sales prices for our common stock for the first, second and third quarter of fiscal 2006 and the fourth quarter of fiscal 2006 through February 22, 2006 and the four quarters for fiscal 2005 and 2004 is set forth in the following table.

	Fiscal Year 2006		Fiscal Year 2005		Fiscal Year 2004
	High	Low	High	Low	High	Low
First Quarter	$7.74	$5.98	$3.66	$2.15	$1.94	$1.13
Second Quarter	9.13	7.40	3.55	2.70	3.11	1.36
Third Quarter	10.49	6.89	3.18	2.71	4.11	2.40
Fourth Quarter	10.60	9.46	6.60	2.85	3.74	2.20

Director and Officer Indemnification

Article XII of the Articles of Incorporation of Flow International Corporation authorizes Flow International Corporation to indemnify any present or former director or officer to the fullest extent not prohibited under the WBCA, public policy or other applicable law. Chapter 23B.08.510 and .570 of the WBCA authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for expenses incurred) arising under the 1933 Act.

The directors and officers of Flow International Corporation are entitled to limited indemnification from the Selling Shareholders against any losses based upon the failure of the selling shareholder to comply with the prospectus delivery requirements under the federal securities laws or upon any untrue statement or alleged untrue statement or omission or alleged omission made in this Registration Statement and the Prospectus contained therein, as the same shall be amended or supplemented, made in reliance upon or in conformity with written information furnished to Flow International Corporation by such Selling Shareholder.

STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

The following tables sets forth information as of January 31, 2006, with respect to each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of any class of voting securities of the Company, each director, those executive officers listed in the Summary Compensation Table below and all directors and executive officers of the Company as a group. Currently, the Company’s sole class of voting securities outstanding is Common Stock. Except as noted below, each person has sole voting and investment powers with respect to the shares shown. The address for each of the persons listed below is 23500 64th Avenue South, Kent, Washington 98032.

Except as otherwise indicated by footnote, and subject to applicable community property laws, we believe that the beneficial owners of the common stock listed below have sole voting power and investment power with respect to their shares. Beneficial ownership is determined in accordance with the rules of the SEC. The table below assumes the conversion of all of the outstanding shares of our convertible preferred stock into common stock, which will occur immediately prior to the completion of this offering.

The number of shares of common stock outstanding, on an as converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying options or a warrant held by the person or entity that are exercisable within 60 days of January 31, 2006 or upon completion of this offering, but excludes common stock underlying options or warrants held by any other person or entity. Percentage of beneficial ownership is based as of January 31, 2006 and is on a non-diluted basis.

STOCK OWNERSHIP OF MANAGEMENT

Name and Position	Number of Shares		Percent of Outstanding Shares
Ronald D. Barbaro, Director	91,421	(1)	0.3
Douglas P. Fletcher, Chief Financial Officer	2,100	(2)	0.0
Richard P. Fox, Director	31,546		0.1
Thomas C. Johnson, Senior Vice President of Operations	87,784	(3)	0.3
Richard A. LeBlanc, Executive Vice President of Sales	188,917	(4)	0.5
John S. Leness, General Counsel and Corporate Secretary	186,400	(5)	0.5
Stephen R. Light, President and Chief Executive Officer	483,251	(6)	1.4
Kathryn L. Munro, Director	91,421	(7)	0.3
Rick L. Nicholson, Vice President Human Resources	7,643	(8)	0.01
Arlen I. Prentice, Director	231,750	(9)	0.6
J. Michael Ribaudo, Director	215,595	(10)	0.6
Kenneth M. Roberts, Director	300,516	(11)	0.9
Felix M. Sciulli, Senior Vice President of Global Engineering and Research and Development	93,761	(12)	0.3
Jan K. VerHagen, Director	39,046		0.1
All directors and officers—as a group (16 persons)	2,044,035	(13)	6.0

(1)	Includes options exercisable and restricted shares vesting within 60 days for 59,875 shares of Company Common Stock.
(2)	Includes options exercisable and restricted shares vesting within 60 days for 840 shares of Company Common Stock.
(3)	Includes options exercisable and restricted shares vesting within 60 days for 55,000 shares of Company Common Stock.
(4)	Includes options exercisable and restricted shares vesting within 60 days for 151,000 shares of Company Common Stock.
(5)	Includes options exercisable and restricted shares vesting within 60 days for 151,000 shares of Company Common Stock.
(6)	Includes options exercisable and restricted shares vesting within 60 days for 190,207 shares of Company Common Stock.
(7)	Includes options exercisable and restricted shares vesting within 60 days for 59,875 shares of Company Common Stock.
(8)	Includes options exercisable and restricted shares vesting within 60 days for 1,250 shares of Company Common Stock.
(9)	Includes options exercisable and restricted shares vesting within 60 days for 59,875 shares of Company Common Stock.
(10)	Includes options exercisable and restricted shares vesting within 60 days for 59,875 shares of Company Common Stock.
(11)	Includes options exercisable and restricted shares vesting within 60 days for 59,875 shares of Company Common Stock.
(12)	Includes options exercisable and restricted shares vesting within 60 days for 63,000 shares of Company Common Stock
(13)	Includes options exercisable and restricted shares vesting within 60 days for 969,457 shares of Company Common Stock

Stock Ownership of 5% Owners

Name and Address	Number of Shares		Percent of Outstanding Shares
Bear Stearns Asset Management(1) 383 Madison Avenue New York, N.Y. 10179	1,783,008		5.1%

The Pinnacle Fund LP(1) 4965 Preston Park Blvd. Suite 240 Plano, Texas 75093	2,393,610	(2)	6.9%

Third Point LLC (f/k/a Third Point Management Company L.L.C.) and Daniel S. Loeb(1)(3) 360 Madison Ave. 24th Floor New York, New York 10017.	4,436,300	(4)	12.8%

Third Point Offshore Fund(1)(5) 360 Madison Ave. 24th Floor New York, New York 10017	3,014,220	(6)	8.8%

JLF FUNDS 601 W. Main Avenue, Suite 600, Spokane, WA 99201	4,436,300	(4)	12.8%

ICM Asset Management, Inc. 601 W. Main Avenue Suite 600 Spokane, Washington 99201	2,031,800		5.9%

Royce & Associates, LLC(1) 1414 Avenue of the Americas New York, NY 10019	1,805,076		5.21%

SunTrust Banks, Inc(1) 303 Peachtree Street Suite 1500 Atlanta, CA 30308	2,414,115		7.0%

1	Based on filings made pursuant to Section 13(g) of the Exchange Act.
2	Includes 200,000 shares issuable upon exercise of warrants.
3	Third Point LLC, a Delaware limited liability company (the “Management Company”) serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”), with respect to shares of Common Stock directly beneficially owned by the Funds. Mr. Daniel S. Loeb is the managing member of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position.
4	Includes 403,300 shares issuable upon exercise of warrants.
5	Shares are included in the totals for Third Point LLC.
6	Includes 274,020 shares issuable upon exercise of warrants.

SELLING SHAREHOLDERS

Set forth below is the name of each Selling Shareholder and the amount and percentage of Common Stock owned by each (including shares that can be acquired on the exercise of outstanding warrants) prior to the offering, the shares to be sold in the offering, and the amount and percentage of Common Stock to be owned by each (including shares that can be acquired on the exercise of outstanding warrants) after the offering. The footnotes provide information about persons who have investment voting power for the Selling Shareholders and about material transactions between the Selling Shareholders and the Company.

	Shares Beneficially Owned Prior to the Offering(1)			Shares Beneficially Owned After the Offering(1)
Selling Shareholders	Number	Percent	Shares to be Sold	Number	Percent
J. Patterson McBaine(2)(3)	55,000	*	55,000	0	*
Gruber & McBaine International(2)(4)	126,500	*	126,500	0	*
Hamilton College(2)(4)	71,500	*	71,500	0	*
Donaghy Sales Inc.(2)(4)	33,000	*	33,000	0	*
Lagunitas Partners(2)(4)	561,000	1.6%	561,000	0	*
The Wallace Foundation(2)(4)	44,000	*	44,000	0	*
Jon D. Gruber and Linda W. Gruber(2)(4)	132,000	*	132,000	0	*
Linsday Gruber Dunham(2)(4)	8,800	*	8,800	0	*
Jon Gruber Trustee J.W. Gruber Trust(2)(4)	8,800	*	8,800	0	*
Potomac Capital Partners(2)(5)	477,400	1.4%	477,400	0	*
Potomac Capital International(2)(5)	263,560	*	263,560	0	*
Pleiades Investment Partners(2)(5)	294,140	*	294,140	0	*
Crestview Capital Master LLC(2)(6)	591,397	1.7%	591,397	0	*
Presidio Partners(2)(7)	215,342	*	215,342	0	*
Brady Retirement Fund(2)(7)	46,868	*	46,868	0	*
Geary Partners(2)(7)	160,028	*	160,028	0	*
SRB Greenway Capital (QP) LP(2)(8)	238,658	*	238,658	0	*
SRB Greenway Capital LP(2)(8)	32,378	*	32,378	0	*
SRB Greenway Offshore Operating Fund(2)(8)	24,661	*	24,661	0	*
Westpark Capital(2)(9)	297,000	*	297,000	0	*
Pacific Asset Partners(2)(10)	147,849	*	147,849	0	*
BTG Investments(2)(11)	82,783	*	82,783	0	*
Third Point Partners Qualified LP(2)(12)	142,560	*	142,560	0	*
Third Point Partners(2)(12)	752,620	2.2%	752,620	0	*
Third Point Offshore Fund(2)(12)	3,014,220	8.7%	3,014,220	0	*
Points West International Investments(2)(12)	526,900	1.5%	526,900	0	*
JLF Offshore Fund(2)(13)	2,642,200	7.7%	2,642,200	0	*
JLF Partners II(2)(13)	129,800	*	129,800	0	*
JLF Partners I(2)(13)	1,664,300	4.8%	1,664,300	0	*
The Pinnacle Fund(2)(14)	2,393,610	6.7%	2,200,000	193,610	*
Trustman c/o Arthur V Davis Foundation(2)(15)	23,980	*	23,980	0	*
Trustman c/o STI Classic Small Cap Growth Fund(2)(15)	2,016,400	5.8%	1,899,700	116,700	*
Trustman c/o TUA Troyal G Brooks(2)(15)	4,840	*	4,840	0	*
Trustman c/o TUA Sandra Brooks(2)(15)	1,980	*	1,980	0	*
Zeke, LP(2)(16)	1,183,600	3.4%	1,183,600	0	*
SF Capital Partners(2)(17)	1,100,000	3.2%	1,100,000	0	*
John Hancock Life Insurance Company(2)(18)	384,765	1.1%	384,765	0	*

	Shares Beneficially Owned Prior to the Offering(1)			Shares Beneficially Owned After the Offering(1)
Selling Shareholders	Number	Percent	Shares to be Sold	Number	Percent
John Hancock Variable Life Insurance Company(2)(18)(19)	27,479	*	27,479	0	*
Hare & Co., as nominee for Signature Four Limited(2)(18)(19)	13,744	*	13,744	0	*
Hare & Co., as nominee for Signature Five Limited(18)(19)	55,093	*	55,093	0	*
Bank of America Securities(20)(21)	225,364	*	225,364	0	*
General Electric Capital Corporation(22)	81,527	*	81,527	0	*
Total number of shares to be offered under this prospectus			19,987,270

*	denotes less than 1%
(1)	Includes shares that may be acquired on the exercise of presently exercisable warrants
(2)	On March 21, 2005, we sold securities to each such person under a Securities Purchase Agreement and entered into a Registration Rights Agreement. The securities were units consisting of one share of common stock and a warrant to purchase one-tenth of a share at $4.07 per share. Units were sold for $3.72 per unit. Each purchaser under the Securities Purchase Agreement was an accredited investor as that term is defined in Regulation D under the Securities Act. In issuing the units, the Company relied on an exemption from registration under Section 4(2) and Rule 506 thereunder, each purchaser being accredited and provisions relating to limitations on the manner of sale and limitations on resale in Rule 506 being complied with. The sale of units was a private placement. Roth Capital Partners acted as placement agent in connection with the sale of units. The closing price of our stock on Nasdaq National Market on the day before the agreement between the Company and the Selling Shareholders relating to the PIPE Transaction was entered into $3.70 per share. On the day that the agreement was entered into, the closing price was $4.28 per share. The purchase price of the common stock component of a unit was $3.70, representing a 13.6% discount from the closing price on the date the Securities Purchase Agreement was entered into. The exercise price of the warrants, $4.07 per share, represents an 8.5% discount from the closing price on the date the Securities Purchase Agreement was entered into. The exercise price is a negotiated price. The number of shares listed above includes the shares issuable on the exercise of the warrants. Pursuant to the Registrant Rights Agreement, we agreed to file a registration statement on Form S-1 registering the resale of the shares of common stock issued and the shares issuable on exercise of the warrants and to keep the registration statement effective until the earlier of two years and the date that all the common shares may be sold by the investors pursuant to Rule 144 promulgated under the Securities Act of 1933. The Registration Rights Agreement also provides that if the registration statement of which this prospectus is a part is ineffective for more than 40 trading days, we must pay each of the investors a fee equal to 1% of the aggregate purchase price paid by each such investor pursuant to the Securities Purchase Agreement for the shares of common stock then held by each such investor, and for each monthly anniversary after such date that registration statement is ineffective, we must additionally pay each of the investors a fee equal to 1% of the aggregate purchase price paid by each such investor pursuant to the Securities Purchase Agreement for the shares of common stock then held by each such investor. Pursuant to such agreement, we filed the registration statement of which this prospectus is a part with the Securities and Exchange Commission to register for resale the shares of common stock identified in this prospectus and owned by the selling stockholders.
(3)	J. Patterson McBaine is a natural person who has investment voting power for this Selling Shareholder.
(4)	Jon D. Gruber is a natural person who has investment voting power for this Selling Shareholder.
(5)	Kenneth Berkow is a natural person who has investment voting power for this Selling Shareholder.
(6)	Robert Hoyt is a natural person who has investment voting power for this Selling Shareholder.
(7)	William J. Brady is a natural person who has investment voting power for this Selling Shareholder.

(8)	Steven R. Becker is a natural person who has investment voting power for this Selling Shareholder.
(9)	Patrick J. Brosnahan is a natural person who has investment voting power for this Selling Shareholder.
(10)	Robert M. Stafford is a natural person who has investment voting power for this Selling Shareholder.
(11)	Gordon J. Roth is a natural person who has investment voting power for this Selling Shareholder.
(12)	Daniel S. Loeb is a natural person who has investment voting power for this Selling Shareholder.
(13)	Jeff Feinberg is a natural person who has investment voting power for this Selling Shareholder.
(14)	Barry M. Kitt is a natural person who has investment voting power for this Selling Shareholder.
(15)	Mark Garfinkel is a natural person who has investment voting power for this Selling Shareholder.
(16)	Edward N. Antoian is a natural person who has investment voting power for this Selling Shareholder.
(17)	Michael A. Roth is a natural person who has investment voting power for this Selling Shareholder.
(18)	In May 2001, the Company signed a $35 million subordinated debt agreement (the “Hancock Agreement”) with The John Hancock Life Insurance Company and affiliated entities, including John Hancock Variable Life Insurance Company, Signature Four Limited, and Signature Five Limited (collectively “Hancock”). The Hancock Agreement required semi-annual interest only payments at 13% (subsequently increased to 15%). The Agreement specified that the entire principal balance was due April 30, 2008, with a mandatory prepayment of $17,500,000 due on April 30, 2007. There were amendments in 2003 and 2004 to capitalize certain interest payments. At the time the Hancock Agreement was executed, the Company also issued 867,891 warrants to purchase Flow common stock at $.01 per share to Hancock. In July 2004, the Company issued an additional 150,000 warrants to purchase Flow common stock at $.01 per share to Hancock, in connection with an amendment of the Hancock Agreement. Hancock sold its interest in the loans and a portion of the warrants to Bank of America Securities in December, 2004. The loan was paid off in full in the amount of $40,736,770.31 on April 28, 2005. If the warrants had been exercised on the date of Securities Purchase Agreement relating to the PIPE transaction was entered into, the purchase price would have represented a discount from current market price of approximately 99.5%.
(19)	Lorn C. Davis is a natural person who has investment voting power for this Selling Shareholder.
(20)	Kirk B. Wortman is a natural person who has investment voting power for this Selling Shareholder.
(21)	In 2001, the Company entered into a credit agreement with Bank of America, N.A. and other lenders (the “Senior Credit Agreement”). The Senior Credit Agreement, as amended provided for a revolving line of credit of up to $42,736,100 and a final maturity date of August 1, 2005. Interest rates under the Senior Credit Agreement were at the Bank of America’s prime rate in effect from time to time plus 4% and increased by one percentage point each quarter beginning November 1, 2004. The credit agreement as amended also required a quarterly commitment fee of 1/2 of 1% (50 basis points) of the total commitment, and issuance of 150,000 detachable $.01 warrants as a fee. The Company also paid an annual letter of credit fee equal to 5% of the amount available to be drawn under each outstanding letter of credit. In 2004, the lenders other than Bank of America transferred their interests in the loan to Bank of America, N.A., and to General Electric Capital Corporation along with 150,000 warrants. On April 28, 2005 the Senior Credit Agreement was paid off and replaced with a $30 million credit agreement with Bank of America N.A. and U.S. Bank National Association. This new short-term facility has the same expiration date as the previous facility and similar terms, except that the interest rate has been decreased from prime rate plus 6% to LIBOR plus 2.5% and the commitment is for $30 million. This new facility, however, allowed the Company to payoff its outstanding subordinated debt, which the Company did on April 28, 2005. If the warrants had been exercised on the date of Securities Purchase Agreement relating to the PIPE transaction was entered into, the purchase price would have represented a discount from current market price of approximately 99.5%.
(22)	Andrew Giangrave is a natural person who has investment voting power for this Selling Shareholder.

The number of selling shareholder warrants to which footnotes (18) (21) and (22) apply have also been adjusted upon closing of the PIPE pursuant to the anti-dilution provisions of those warrants.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Arlen I. Prentice is Chief Executive Officer of Kibble & Prentice, Inc., a company that, together with its wholly owned subsidiary, provides insurance brokerage and employee benefits, administrative and consulting services to the Company. During fiscal 2005 and through January 31, 2006, payments by the Company to Kibble & Prentice, Inc. and such subsidiary for such services totaled $2,566,541. Such payments were for various categories of insurance and included both the brokerage commissions and the premiums that Kibble passes on to the underwriter. Mr. Prentice abstains from participating in matters where he may have a conflict of interest.

Certain of the Selling Shareholders hold more than 5% of our common stock. Since such persons acquired more than 5% of our common stock from us, there have been no transactions between the company and any such persons. For information about the terms under which they acquired such shares, see “Selling Shareholders,” page 72.

DESCRIPTION OF CAPITAL STOCK

General

The Company’s current Certificate of Incorporation provides for the authorization of 49,000,000 shares of Common Stock, plus 1,000,000 shares reserved for the issuance of shares of preferred stock with a per value of $0.01 per share. As of April 30, 2005, based on the number of shares of Common Stock currently outstanding and the number of shares eligible for issuance under all of the Company’s stock option plans and outstanding warrants, there were 39,017,439 shares of Common Stock either outstanding or reserved, leaving 9,982,561 authorized, but unissued, and unreserved shares of Common Stock available for other corporate purposes or opportunities.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of our common stock are generally entitled to vote on amendments to our articles of incorporation, except for the designation of a series of preferred stock out of our authorized preferred stock. The Company’s Board of Directors is classified into three classes, which are staggered and each of which serves a three year term. There are no cumulative voting rights for the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up of us, the holders of our common stock are entitled to share rateably in all assets remaining after payment of or provision for our liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

The Company has only one class of capital stock outstanding entitled to be voted at the Annual Meeting, Common Stock with voting rights.

Preferred Stock

Pursuant to our articles of incorporation, our board of directors has the authority, without action by our shareholders, to issue up to 1,000,000 shares of preferred stock. The board of directors may issue this stock from time to time in one or more series and may fix the rights, preferences, privileges and restrictions of each series of preferred stock. Some of the rights and preferences that our board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series and the designation of such series. Any or all of the rights and preferences selected by our board of directors for any series of preferred stock may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that shareholders will receive dividend payments and payments upon our liquidation, dissolution or winding up.

Antitakeover Effects of Washington Law and Certain Provisions of Our Articles of Incorporation and Our Bylaws

Washington RCW 23B.19. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation (an “acquiring person”) for a period of five years after the acquisition of the securities, unless the transaction of securities is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person; termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur, as long as it complies with certain “fair price” provisions of the statute. A corporation may not “opt out” of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of us.

Vote Required for Merger. Our Articles of Incorporation require the affirmative approval of a merger, share exchange or sale of substantially all of the Corporation’s assets by 2/3 of the Corporation’s shares entitled to vote, or if separate voting groups is required then by not less than a majority of all of the votes entitled to be cast by that voting group.

Issuance of preferred stock. As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock. The preferred stock could be issued with terms calculated to delay or prevent a change in control or to make removal of management more difficult, if, for example, our board of directors designated and issued a series of preferred stock in an amount that sufficiently increased the number of outstanding shares to overcome a vote by the holders of our common stock or with rights and preferences that included special voting rights to veto a change in control, merger or similar transaction.

Preferred Share Rights Purchase Plan. On June 7, 1990 the Board of Directors of the Company adopted a Preferred Share Rights Purchase Plan, which Plan was amended and restated as of September 1, 1999. Pursuant to the Plan a Preferred Share Purchase Right (a “Right”) is attached to each share of Company common stock. The Rights will be exercisable only if a person or group acquires 10% or more of the Company’s common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of the common stock. Each Right entitles shareholders to buy one one-hundredth of a share of Series B Junior Participating Preferred Stock (the “Series B Preferred Shares”) of the Company at a price of $45. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase a number of the acquiring company’s common shares having a value equal to twice the exercise price of the Right. If a person or group acquires 10% or more of the Company’s outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to receive, upon exercise, a number of the Company’s common shares having a value equal to two times the exercise price of the Right. Following the acquisition by a person or group of 10% or more of the Company’s common stock and prior to an acquisition of 50% or more of such common stock, the Board of Directors may exchange each Right (other than Rights owned by such person or group) for one share of common stock or for one one-hundredth of a Series B Preferred Share. Prior to the acquisition by a person or group of 10% of the Company’s common stock, the Rights are redeemable, at the option of the Board, for $.0001 per Right. The Rights expire on September 1, 2009. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the earnings of the Company.

Effective October 29, 2003, Flow International Corporation amended its Preferred Share Purchase Rights Plan and the Rights issued pursuant to the Plan. The amendment modifies the definition of “Acquiring Person” to exclude certain persons who inadvertently acquire in excess of 10% of the outstanding common shares if such person enters into a standstill agreement in form and substance satisfactory to the Company and agrees to divest a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person within no more than one year from the date of such agreement.

The amended terms of the Rights are set forth in the Amendment No. 1 dated as of October 29, 2003 between Flow International Corporation and Mellon Investor Services LLC to the Amended and Restated Rights Agreement dated as of September 1, 1999 between Flow International Corporation and Mellon Investor Services LLC. The Amended and Restated Rights Agreement is otherwise unchanged.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Rule 144 governs resale of “restricted securities” for the account of any person (other than us), and restricted and unrestricted securities for the account of an “affiliate” of ours. Restricted securities generally include any securities acquired directly or indirectly from us or our affiliates, which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of ours is any person who directly or indirectly controls us, is controlled by us, or is under common control with us. Our affiliates may include our directors, executive officers, and persons directly or indirectly owning 10% or more of our outstanding common stock. Under Rule 144 unregistered resales of our restricted common stock cannot be made until the restricted common stock has been held for one year from the later of its acquisition from us or an affiliate of ours. Thereafter, restricted shares of our common stock may be resold without registration subject to requirements of Rule 144 regarding volume limitation, aggregation, broker transaction, notice filing and publicly available information about us. Resales of our restricted and unrestricted common stock by our affiliates are subject to these requirements. The volume limitations provide that a person (or persons who must aggregate their sales) cannot, within any three-month period, sell more than the greater of one percent of the then outstanding shares, or the average weekly reported trading volume during the four calendar weeks preceding each such sale. A non-affiliate may resell restricted common stock, which has been held for two years free of the requirements of Rule 144 mentioned above.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

To the extent required under the Securities Act, a prospectus supplement accompanying this prospectus, or, if appropriate, a post-effective amendment to this registration statement will be filed, disclosing the name of any underwriters or broker-dealers, the number of shares of common stock involved, the price at which the common stock is to be sold, the commissions paid or discounts or concessions allowed to such underwriters or broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction. Any prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the common shares covered by this prospectus. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed in accordance with applicable securities law. The Company’s undertaking to file a supplement in this circumstance is based on its understanding of disclosure obligations relating to sales of securities made pursuant to a registration statement and is not related to any contractual agreement or other understanding or arrangement with a Selling Shareholder or any other person. The 500 share threshold does not does not limit the Company’s obligation to file a prospectus supplement or post-effective amendment to disclose a fundamental change in the information set forth in the registration statement or to include material information with respect to the plan of distribution or any other material change to such information.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. To our knowledge, the only Selling Stockholder that is a registered broker-dealer is Bank of America Securities. Bank of America Securities is an underwriter within the meaning of the Securities Act of 1933. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

LEGAL MATTERS

Preston Gates & Ellis LLP, Seattle, Washington, will pass upon the validity of the common stock offered hereby. Partners of Preston Gates & Ellis LLP hold an aggregate of 3,300 shares of our common stock.

EXPERTS

The consolidated financial statements as of April 30, 2005 and 2004, and for each of the three years in the period ended April 30, 2005 included in this prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to the Company’s restatement of its financial statements as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock registered pursuant to this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Flow International Corporation and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at:

Flow International Corporation

Attn: Corporate Secretary

23500 64th Avenue South

Kent, Washington 98032

(253) 850-3500

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2005 (Unaudited)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 2005

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited; in thousands, except share amounts)

	October 31, 2005	April 30, 2005
	(restated)	(restated)
ASSETS:
Current Assets:
Cash and Cash Equivalents	$24,436	$12,976
Restricted Cash	921	469
Receivables, Net	28,150	38,325
Receivable from Purchaser of Avure Business	13,049	—
Inventories, Net	19,402	24,218
Prepaid Expenses	4,340	6,046
Other Current Assets	549	2,632

Total Current Assets	90,847	84,666
Property and Equipment, Net	10,111	12,634
Intangible Assets, Net	3,057	14,644
Goodwill	2,764	2,764
Deferred Income Taxes	63	1,532
Other Assets	2,020	2,227

	$108,862	$118,467

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Notes Payable	$1,011	$3,531
Current Portion of Long-Term Obligations	426	9,912
Accounts Payable	17,224	20,842
Accrued Payroll and Related Liabilities	5,372	8,819
Taxes Payable and Other Accrued Taxes	2,921	2,370
Deferred Income Taxes	49	609
Deferred Revenue	3,487	4,646
Customer Deposits	7,582	10,606
Warrant Obligation	11,531	6,696
Other Accrued Liabilities	5,901	10,481

Total Current Liabilities	55,504	78,512
Long-Term Obligations	23,538	5,704
Other Long-Term Liabilities	1,321	3,219

Total Liabilities	80,363	87,435

Commitments and Contingencies
Minority Interest	—	1,568

Shareholders’ Equity:
Series A 8% Convertible Preferred Stock – $.01 par value, 1,000,000 shares authorized, none issued	—	—
Common Stock – $.01 par value, 49,000,000 shares authorized, 34,614,261 shares outstanding at October 31, 2005 and 33,495,479 shares outstanding at April 30, 2005	346	335
Capital in Excess of Par	114,614	112,512
Accumulated Deficit	(78,787)	(79,827)
Accumulated Other Comprehensive Loss
Cumulative Translation Adjustment, net of income tax of $0	(7,674)	(3,506)
Unrealized Loss on Cash Flow Hedges, net of income tax of $0 and $19	—	(50)

Total Shareholders’ Equity	28,499	29,464

	$108,862	$118,467

See Accompanying Notes to

Condensed Consolidated Financial Statements

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited; in thousands, except per share data)

	Three Months Ended October 31,		Six Months Ended October 31,
	2005	2004	2005	2004
	(restated)	(restated)	(restated)	(restated)
Revenues	$50,685	$44,087	$92,671	$82,386
Cost of Sales	28,351	28,696	52,404	52,823

Gross Margin	22,334	15,391	40,267	29,563

Expenses:
Sales and Marketing	7,873	7,056	15,449	13,292
Research and Engineering	1,692	1,255	3,570	2,877
General and Administrative	7,135	4,838	13,350	9,496
Restructuring	487	—	585	—
Financial Consulting	—	—	—	623

	17,187	13,149	32,954	26,288

Operating Income	5,147	2,242	7,313	3,275
Interest Expense, Net	(437)	(3,700)	(1,363)	(6,712)
Other (Expense) Income, Net	(1,129)	2,655	(2,914)	2,561

Income (Loss) Before Provision for Income Taxes	3,581	1,197	3,036	(876)
Provision for Income Taxes	(1,232)	(531)	(1,815)	(1,129)

Income (Loss) From Continuing Operations	2,349	666	1,221	(2,005)
Income (Loss) From Operations of Discontinued Operations, Net of Income Tax of $194, $53, $488 and $161	(184)	(1,004)	966	(673)
Loss on Sale of Discontinued Operations, Net of Income Tax of $334	(1,147)	—	(1,147)	—

Net Income (Loss)	$1,018	$(338)	$1,040	$(2,678)

Income (Loss) Per Share From Continuing Operations – Basic:	$0.07	$0.04	$0.04	$(0.13)
Income (Loss) Per Share From Discontinued Operations – Basic:	$(0.04)	$(0.06)	$(0.01)	$(0.04)

Net Income (Loss) Per Share – Basic:	$0.03	$(0.02)	$0.03	$(0.17)

Income (Loss) Per Share From Continuing Operations – Diluted:	$0.07	$0.04	$0.03	$(0.13)
Income (Loss) Per Share From Discontinued Operations – Diluted:	$(0.04)	$(0.06)	$0.00	$(0.04)

Net Income (Loss) Per Share – Diluted:	$0.03	$(0.02)	$0.03	$(0.17)
Weighted Average Shares Used in Computing Basic and Diluted Net Income (Loss) Per Share
Basic	34,597	15,905	34,448	15,796
Diluted	36,137	17,073	36,065	15,796

See Accompanying Notes to

Condensed Consolidated Financial Statements

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited; in thousands)

	Six Months Ended October 31,
	2005	2004
	(restated)	(restated)
Cash Flows from Operating Activities:
Net Income (Loss)	$1,040	$(2,678)
Adjustments to Reconcile Net Income (Loss) to Cash Provided by Operating Activities:
Depreciation and Amortization	2,337	2,546
Foreign Currency Gains	(1,324)	(1,124)
Amortization of Debt Discount	—	528
Fair Value Adjustment on Warrants Issued	4,835	—
Non-Cash Interest Expense	—	2,625
Stock Compensation	1,304	492
Loss on Sale of Discontinued Operations	1,149	—
Minority Interest	82	90
Restructuring Charges	585	—
Other Non-Cash Items	(136)	(152)
Changes in Operating Assets and Liabilities:
Receivables	(1,180)	1,801
Inventories	(4,122)	(1,166)
Other Operating Assets	(261)	(1,165)
Customer Deposits	4,652	2,605
Accounts Payable	(288)	1,630
Deferred Revenue	(915)	1,321
Other Operating Liabilities	1,485	(611)

Cash Provided by Operating Activities	9,243	6,742

Cash Flows from Investing Activities:
Expenditures for Property and Equipment	(880)	(446)
Restricted Cash	(469)	330
Cash in Disposed Businesses	(2,930)	—
Other	181	593

Cash (Used In) Provided By Investing Activities	(4,098)	477

Cash Flows from Financing Activities:
Borrowings under Line of Credit Agreements, Net	(545)	624
Payments on Senior Credit Agreement	(30,059)	(25,228)
Borrowings on Senior Credit Agreement	38,849	19,430
Payments of Long-Term Obligations	(67)	12
Dividends Paid to Joint Venture Partner	(989)	—
Proceeds from Exercise of Warrants	9	—

Cash Provided By (Used In) Financing Activities	7,198	(5,162)

Effect of Changes in Exchange Rates on Cash	(883)	276

Increase in Cash and Cash Equivalents	11,460	2,333
Cash and Cash Equivalents at Beginning of Period	12,976	11,734

Cash and Cash Equivalents at End of Period	$24,436	$14,067

Supplemental Disclosure of Noncash Financing Activity
Issuance of warrants to lenders	$—	$960

Issuance of compensatory common stock on executive incentive compensation plan	$799	$680

See Accompanying Notes to

Condensed Consolidated Financial Statements

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited; in thousands)

Supplemental Non-Cash Disclosure on Disposition of the Avure Business

On October 31, 2005, the Company received in exchange for the assets and liabilities of the Avure Business notes receivable totaling $9.3 million of which $1.3 million is long-term, as well as a promise to pay $5.1 million. The $5.1 million was received on November 1, 2005. As such, the disposed assets and liabilities of the Avure Business as well as the consideration received on the transaction is non-cash as of October 31, 2005 and has been excluded from the balances presented in the Condensed Consolidated Statement of Cash Flows.

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

AND COMPREHENSIVE LOSS

(unaudited, in thousands)

	Common Stock		Capital In Excess of Par	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity (Deficit)
	Shares	Par Value
				(restated)		(restated)
Balances, April 30, 2004	15,510	$156	$54,686	$(58,630)	$(4,429)	$(8,217)
Components of Comprehensive Loss:
Net Loss				(2,678)		(2,678)
Unrealized Gain on Cash Flow Hedges, Net of Income Tax of $100					256	256
Cumulative Translation Adjustment, Net of Income Tax of $0					717	717

Total Comprehensive Loss						(1,705)

Issuance of Warrants			960			960
Stock Compensation	366	3	1,170			1,173

Balances, October 31, 2004	15,876	$159	$56,816	$(61,308)	$(3,456)	$(7,789)

Balances, April 30, 2005	33,495	$335	$112,512	$(79,827)	$(3,556)	$29,464
Components of Comprehensive Loss:
Net Income				1,040		1,040
Unrealized Loss on Cash Flow Hedges, Net of Income Tax of $155					(398)	(398)
Reclassification Adjustment for Settlement of Cash Flow Hedges, Net of Income Tax of $174					448	448
Reclassification of Cumulative Translation Adjustment to Income, Net of Income Tax of $0					(1,845)	(1,845)
Cumulative Translation Adjustment, Net of Income Tax of $0					(2,323)	(2,323)

Total Comprehensive Loss						(3,078)

Exercise of Warrants	908	9				9
Stock Compensation	211	2	2,102			2,104

Balances, October 31, 2005	34,614	$346	$114,614	$(78,787)	$(7,674)	$28,499

See Accompanying Notes to

Condensed Consolidated Financial Statements

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended October 31, 2005

(unaudited)

1. Basis of Presentation

In the opinion of the management of Flow International Corporation (the “Company”), the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring items and accruals necessary to fairly present the financial position, results of operations and cash flows of the Company. These interim financial statements do not include all information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States, and should be read in conjunction with the April 30, 2005 consolidated financial statements included in the Company’s Annual Report filed with the Securities and Exchange Commission on Form 10-K/A (Amendment No. 2) as filed with the SEC on January 31, 2006. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company’s financial statements. Actual results may differ from these estimates under different assumptions or conditions. Operating results for the six months ended October 31, 2005 may not be indicative of future results.

2. Restatement

Prior to the filing of our original Form 10-Q for the fiscal quarter ended October 31, 2005 and as reported in the Company’s April 30, 2005 Form 10-K/A Amendment No.1, the Company identified errors in the Consolidated Financial Statements related to the impairment of goodwill, the valuation of anti-dilution warrants, additional costs incurred on percentage-of-completion contracts and the presentation of percentage-of-completion related balances on the Consolidated Balance Sheet, the computation of stock compensation expense, the allocation of the valuation allowance to deferred tax asset and liability balances, the recording of straight-line rent expense, and the classification of technical service expenses. The Company restated its consolidated financial statements as of and for the year ended April 30, 2005 as described in the Form 10-K/A Amendment No. 1. These errors impacted the April 30, 2005 Condensed Consolidated Balance Sheet and the Condensed Consolidated Statement of Cash Flows for the three months ended October 31, 2004, included in this Form 10-Q/A. The Company also determined that there was an error in the Condensed Consolidated Statement of Cash Flows for the six months ended October 31, 2004 related to its balance sheet presentation of accounts receivable and cash receipts relating to contracts accounted for using the percentage-of-completion method. The Company recorded a reduction in receivables and customer deposits of $6.2 million. The effect of this error did not impact total cash flows from operating, investing and financing activities.

Subsequent to the filing of our original Form 10-Q for the fiscal quarter ended October 31, 2005, and as reported in the Company’s April 30, 2005 Form 10-K/A Amendment No. 2, the Company identified errors in the Consolidated Financial Statements related to the income tax provision and the recording of minority interest. The Company restated its consolidated financial statements as of and for the year ended April 30, 2005 as described in the Form 10-K/A Amendment No. 2. These errors impacted the April 30, 2005 Condensed Consolidated Balance Sheet included in this Form 10-Q/A.

We have reviewed our consolidated income tax provision and have concluded that it was incorrectly stated for the three and six months ended October 31, 2005 and 2004. These misstatements occurred because we incorrectly calculated the consolidated tax provision by an amount equal to the separate tax provision of Flow Autoclave. In addition, we inappropriately allocated income taxes between Continuing and Discontinued Operations.

We have also reviewed the accounting for minority interest in Flow Autoclave (included in Discontinued Operations) and determined that we had incorrectly recorded minority interest based on pre-tax income rather

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

than on after-tax income. As a result of these errors, the Provision for Income Taxes for the three and six months ended October 31, 2005 was understated by $106,000 and $117,000, respectively, and for the three and six months ended October 31, 2004 by $289,000 and $181,000, respectively. Income (Loss) from Continuing Operations was misstated by the same amounts in the respective periods. (Loss) From Operations of Discontinued Operations for the three months ended October 31, 2005 was overstated by $53,000, Income from Operations of Discontinued Operations for the six months ended October 31, 2005 was understated by $64,000, and (Loss) From Operations of Discontinued Operations for the three and six months periods ended October 31, 2004 was overstated by $226,000 and $118,000, respectively.

In addition, the cumulative errors related to the minority interest at Flow Autoclave impact our calculation of the loss on the disposition of the Avure Business (see Note 5). The loss was increased from $261,000 to $1.1 million on an after tax basis.

Also, subsequent to the filing of its October 31, 2005 Form 10-Q, the Company identified errors in the classification of expenses between Cost of Sales, Sales and Marketing Expenses, Research and Engineering Expenses and General and Administrative Expenses. These errors had no impact on Income (Loss) from Continuing Operations or Discontinued Operations or Net Income (Loss), but it did impact certain pre-tax costs and expenses included in Continuing Operations, as shown in the tables below.

The effect of the restatements on the Company’s unaudited interim consolidated quarterly financial statements is as follows:

	Three Months Ended October 31,
	2005	2005	2004	2004
	(in thousands)
	(as previously reported)	(restated)	(as previously reported)	(restated)
Summary of Statement of Operations Data
Cost of Sales	$28,552	$28,351	$28,897	$28,696
Gross Margin	22,133	22,334	15,190	15,391
Sales and Marketing Expenses	7,860	7,873	7,043	7,056
Research and Engineering Expenses	1,586	1,692	1,149	1,255
General and Administrative Expenses	7,053	7,135	4,756	4,838
Provision for Income Taxes	(1,126)	(1,232)	(242)	(531)
Income (Loss) From Continuing Operations	2,455	2,349	955	666
Income (Loss) From Operations of Discontinued Operations, Net of Income Tax of $194, $194, $216 and $53	(237)	(184)	(1,230)	(1,004)
Loss on Sale of Discontinued Operations, Net of Income Tax of $334	(261)	(1,147)	—	—
Net Income (Loss)	$1,957	$1,018	$(275)	$(338)
Income (Loss) Per Share From Continuing Operations—Basic:	$0.07	$0.07	$0.06	$0.04
Income (Loss) Per Share From Discontinued Operations—Basic:	$(0.01)	$(0.04)	$(0.08)	$(0.06)
Net Income (Loss) Per Share—Basic:	$0.06	$0.03	$(0.02)	$(0.02)
Income (Loss) Per Share From Continuing Operations—Diluted:	$0.07	$0.07	$0.06	$0.04
Income (Loss) Per Share From Discontinued Operations—Diluted:	$(0.02)	$(0.04)	$(0.08)	$(0.06)
Net Income (Loss) Per Share—Diluted:	$0.05	$0.03	$(0.02)	$(0.02)

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

	Six Months Ended October 31,
	2005	2005	2004	2004
	(in thousands)
	(as previously reported)	(restated)	(as previously reported)	(restated)
Summary of Statement of Operations Data
Cost of Sales	52,804	52,404	53,223	52,823
Gross Margin	39,867	40,267	29,163	29,563
Sales and Marketing Expenses	15,424	15,449	13,267	13,292
Research and Engineering Expenses	3,359	3,570	2,666	2,877
General and Administrative Expenses	13,186	13,350	9,332	9,496
Provision for Income Taxes	(1,698)	(1,815)	(948)	(1,129)
Income (Loss) From Continuing Operations	1,338	1,221	(1,824)	(2,005)
Income (Loss) From Operations of Discontinued Operations, Net of Income Tax of $499, $488, $216 and $161	902	966	(791)	(673)
Loss on Sale of Discontinued Operations, Net of Income Tax of $334	(261)	(1,147)	—	—
Net Income (Loss)	$1,979	$1,040	$(2,615)	$(2,678)
Income (Loss) Per Share From Continuing Operations—Basic:	$0.04	$0.04	$(0.12)	$(0.13)
Income (Loss) Per Share From Discontinued Operations—Basic:	$0.02	$(0.01)	$(0.05)	$(0.04)
Net Income (Loss) Per Share—Basic:	$0.06	$0.03	$(0.17)	$(0.17)
Income (Loss) Per Share From Continuing Operations—Diluted:	$0.04	$0.03	$(0.12)	$(0.13)
Income (Loss) Per Share From Discontinued Operations—Diluted:	$0.01	$0.00	$(0.05)	$(0.04)
Net Income (Loss) Per Share—Diluted:	$0.05	$0.03	$(0.17)	$(0.17)

The balances as of April 30, 2005 included in the Condensed Consolidated Balance Sheets reflect the restated amounts for the restatements described above as reported in the Company’s Form 10-K/A Amendment No. 2 filed with the Securities and Exchange Commission on January 31, 2006. The Condensed Consolidated Balance Sheet as of October 31, 2005 has also been restated to reflect the restatements referred to above as follows:

	As of October 31, 2005
	As previously reported	Restated
	(in thousands)
Summary of Balance Sheet Data
Taxes Payable and Other Accrued Taxes	$2,736	$2,921
Total Current Liabilities	55,319	55,504
Total Liabilities	80,178	80,363
Accumulated Deficit	78,602	78,787
Total Shareholders’ Equity	28,684	28,499

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

3. Liquidity

On July 8, 2005, the Company executed a new $30 million, three year senior credit agreement (the “Credit Agreement”) with Bank of America N.A. and U.S. Bank N.A. This credit agreement expires July 8, 2008 and bears interest at the bank’s prime rate (6.75% at October 31, 2005) or is linked to LIBOR plus a percentage depending on the Company’s leverage ratios, at the Company’s option. The agreement sets forth specific financial covenants to be attained on a quarterly basis, which we believe, based on our financial forecasts, are achievable.

The Company’s Credit Agreement is its primary source of external funding. At October 31, 2005, the balance outstanding on the Credit Agreement was $18.5 million against a maximum available borrowing of $30 million. The available credit at October 31, 2005, net of $2.3 million in outstanding letters of credit, was $9.2 million.

We believe that our existing cash, cash from operations, and credit facilities at October 31, 2005 are adequate to fund our operations through April 30, 2006. If we fail to achieve our planned revenues, costs and working capital objectives, management believes it has the ability to curtail capital expenditures and reduce costs to levels that will be sufficient to enable us to meet our cash requirements and debt covenants through April 30, 2006. The Company was in compliance with all covenants as of October 31, 2005.

4. Restructuring and Financial Consulting

In fiscal 2005, the Company completed the execution of a restructuring plan, begun in May 2003, intended to return the Company to profitability through reductions in headcount, consolidation of facilities and operations, and closure or divestiture of selected operations.

In June 2005, under a new initiative, the Company announced the closing and relocation of its Wixom, Michigan facility to its Burlington, Ontario facility. The Company terminated 25 employees and recorded associated severance benefits of $175,000 which were paid in the six month period. The Company also wrote off $24,000 of inventory with no future value. In October 2005, once the facility was vacated, the Company recorded restructuring charges related to lease termination costs of $278,000, net of expected sublease income, and wrote-off leasehold improvements of $108,000 related to this leased space.

The remaining accrued facility exit costs for all segments of $587,000, which consist of long-term lease commitments, net of expected sublease income, will be paid primarily over the next several years.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

The following table summarizes accrued restructuring activity (in thousands):

	North America Waterjet	Other International Waterjet	Other		Discontinued Operations		Consolidated
	Facility Exit Costs	Facility Exit Costs	Severance Benefits	Facility Exit Costs and Other	Severance Benefits	Facility Exit Costs	Severance Benefits	Facility Exit Costs and Other	Total
Balance, April 30, 2004	$139	$333	$—	$—	$244	$191	$244	$663	$907
Q1 restructuring charge	—	—	—	—	—	—	—	—	—
Q1 cash payments	(9)	(4)	—	—	(68)	(3)	(68)	(16)	(84)

Balance, July 31, 2004	130	329	—	—	176	188	176	647	823
Q2 restructuring charge	—	—	—	—	—	—	—	—	—
Q2 cash payments	(9)	(4)	—	—	(64)	(3)	(64)	(16)	(80)

Balance, October 31, 2004	121	325	—	—	112	185	112	631	743
Q3 restructuring charge		—	—	—	120	119	120	119	239
Q3 cash payments	(9)	(10)	—	—	(56)	(42)	(56)	(61)	(117)

Balance, January 31, 2005	112	315	—	—	176	262	176	689	865
Q4 restructuring charge		—	—	—	—	—	—	—	—
Q4 cash payments	(9)	(31)	—	—	(89)	(20)	(89)	(60)	(149)

Balance, April 30, 2005	103	284	—	—	87	242	87	629	716
Q1 restructuring charge	—	—	74	24	—	—	74	24	98
Q1 cash payments	(9)	(30)	(74)	—	(83)	(20)	(157)	(59)	(216)

Q1 charge-offs	—	—	—	(24)	—	—	—	(24)	(24)
Balance, July 31, 2005	94	254	—	—	4	222	4	570	574
Q2 restructuring charge	—	—	101	386	—	—	101	386	487
Q2 cash payments	(9)	(30)	(101)	—	(4)	(20)	(105)	(59)	(164)
Q2 charge-offs	—	—	—	(108)	—	(202)	—	(310)	(310)

Balance, October 31, 2005	$85	$224	$—	$278	$—	$—	$—	$587	$587

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

5. Discontinued Operations

During the second quarter of fiscal 2006, the Board of Directors approved the Company’s plan to sell certain of its non-core businesses as a result of the strategy to divest itself of operations that are not part of its core ultra-high-pressure water pump business. On September 30, 2005, the Company entered into an agreement to divest its General Press operations, which consist of the North America Press and the International Press segments, as well as the non-ultrahigh-pressure portion of the Food segment. The ultrahigh-pressure portion of the Food segment will be shown in North America Waterjet on a go-forward basis. The sale of the business, collectively hereafter referred to as the Avure Business, was consummated on October 31, 2005. The consideration included cash of $6 million, less a working capital adjustment of $951,000, which was received on November 1, 2005, and a promissory note of $8 million payable 90 days after closing at a simple interest rate of 10% per annum. These amounts are included in the Receivable from Purchaser of Avure Business on the October 31, 2005 Consolidated Balance Sheet. In addition, the Company received a promissory note of $2 million payable at 3 years after closing at a simple interest rate of 6% per annum. The $2 million promissory note was reduced by 50% of the pension balance of the International Press segment as of October 31, 2005 or $687,500 and is included in Other Assets on the October 31, 2005 Consolidated Balance Sheet. The Company recorded a loss of $1,087,000, net of income taxes of $334,000, on the sale.

The Company has classified the financial results of its Avure Business as discontinued operations on the Condensed Consolidated Statement of Operations for the all periods presented. The Condensed Consolidated Balance Sheets as of October 31, 2005 and April 30, 2005 and the Condensed Consolidated Statements of Cash Flows for the six months ended October 31, 2005 and 2004 do not reflect discontinued operations treatment for the Avure Business as the Company has elected not to reclassify its balance sheets or cash flows for this discontinued operation.

Summarized financial information for the discontinued operations is set forth below (dollars in thousands):

	Three Months Ended October 31,		Six Months Ended October 31,
	2005	2004	2005	2004
	(restated)	(restated)	(restated)	(restated)
Net sales	$8,344	$11,380	$16,087	$22,063
Income (Loss) before income taxes	10	(951)	1,454	(512)
Income tax provision	(194)	(53)	(488)	(161)
Net (loss) income from discontinued operations	(184)	(1,004)	966	(673)

6. Net Income (Loss) Per Share and Stock-Based Compensation

Basic net income (loss) per share represents net income (loss) available to common shareholders divided by the weighted average number of shares outstanding during the period. Diluted net income (loss) per share represents net income (loss) available to common shareholders divided by the weighted average number of shares outstanding including the potentially dilutive impact of stock options and warrants, where appropriate. Potential common share equivalents of stock options and warrants are computed by the treasury stock method and are included in the denominator for computation of earnings per share if such equivalents are dilutive.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

The following table sets forth the computation of basic and diluted income (loss) from continuing operations per share for the three and six months ended October 31, 2005 and 2004 (dollars in thousands):

	Three Months Ended October 31,		Six Months Ended October 31,
	2005	2004	2005	2004
	(restated)	(restated)	(restated)	(restated)
Numerator:
Income (loss) from continuing operations	$2,349	$666	$1,221	$(2,005)
Denominator:
Denominator for basic income (loss) from continuing operations per share—weighted average shares	34,597	15,905	34,448	15,796
Dilutive potential common shares from employee stock options	102	—	93	—
Dilutive potential common shares from warrants	1,438	1,168	1,524	—

Denominator for diluted income (loss) from continuing operations per share—weighted average shares and assumed conversions	36,137	17,073	36,065	15,796

Basic income (loss) from continuing operations per share	$0.07	$0.04	$0.04	$(0.13)
Diluted income (loss) from continuing operations per share	$0.07	$0.04	$0.03	$(0.13)

The dilutive potential common shares from employee stock options exclude 1,547,122 and 1,567,122 options which were out of the money for the three and six months ended October 31, 2005, respectively and 2,074,769 for the three months ended October 31, 2004. In addition, 2,074,769 options and the effect of all warrants (a total of 1,160,000 shares as of October 31, 2004) have been excluded from the diluted weighted average share denominator for the six months ended October 31, 2004, as their effect would be anti-dilutive.

The Company engaged an independent third party in a Consulting Agreement effective March 1, 2003 to provide executive coaching and organizational services. In partial consideration for such services, the Company issued 20,608 unregistered shares of common stock, valued at $55,000 which was expensed during the six months ended October 31, 2004.

On July 28, 2004, in connection with the execution of amendments to its senior credit agreement, the Company issued to the senior lenders 150,000 detachable warrants to purchase common stock at $.01 per share as a fee. The 150,000 warrants were valued at $480,000 and were amortized to interest expense during the period from August 1, 2004 through July 31, 2005 which was the maturity date of the amended senior credit agreement. Also, in connection with the July 28, 2004 amendment of its subordinated debt agreement, the Company issued to the subordinated lender 150,000 detachable warrants to purchase common stock at $.01 per share as a fee. All of these warrants were fully vested. The 150,000 warrants were valued at $480,000 and were deferred to debt issue costs to be amortized to interest expense during the period from August 1, 2004 through the original term of the subordinated debt. In conjunction with the payoff of the subordinated debt on April 28, 2005, the Company recorded charges of $2.0 million to expense the remaining unamortized fees including the unamortized costs related to these warrants. The issuance of shares and warrants was exempt from registration under Section 4(2) of the Securities Act of 1933 because these were not transactions involving a public offering.

The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards No. 123 (“FAS 123”),

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

“Accounting for Stock Based Compensation” to stock-based employee compensation. Because the Company has a full valuation allowance against its deferred tax assets there are no tax effects related to the stock-based compensation items below.

	Three Months Ended October 31,		Six Months Ended October 31,
	2005	2004	2005	2004
	(restated)	(restated)	(restated)	(restated)
	(in thousands, except per share data)
Net income (loss), as reported	$1,018	$(338)	$1,040	$(2,678)
Add: Employee stock-based compensation under APB 25 included in net income (loss), net of related tax effects	592	129	1,304	438
Deduct: Total employee stock-based compensation expense determined under fair value based method for all awards, net of tax related effects	(605)	(149)	(1,331)	(483)

Pro forma net income (loss)	$1,005	$(358)	$1,013	$(2,723)

Net income (loss) per share:
As reported—basic and diluted	$0.03	$(0.02)	$0.03	$(0.17)
Pro forma—basic and diluted	$0.03	$(0.02)	$0.03	$(0.17)

To determine compensation expense under FAS 123, the Company used the following assumptions:

	Fiscal 2006	Fiscal 2005
Risk-free interest rates	4.01%	4.34%
Expected lives	Five years	Six years
Expected dividend yields	0%	0%
Expected volatility	62.8%	62.0%

During the three and six months ended October 31, 2005 and 2004, the Company recorded total employee non-cash compensation expense related to various compensatory arrangements which provide common stock or restricted stock units, rather than options, to the Board of Directors and executive management. The table below presents the expense components related to the various common stock arrangements for the three and six months ended October 31, 2005 and 2004. Please refer to the Company’s Second Amended Annual Report on Form 10-K/A for a further discussion of compensatory arrangements.

	Three Months Ended October 31,		Six Months Ended October 31,
	2005	2004	2005	2004
	(in thousands)
Accrual for annual compensatory stock award to Board members	$60	$60	$120	$120
Executive employment and retention contracts	532	69	1,184	318

	$592	$129	$1,304	$438

7. Segment Information

Commensurate with the disposition of the Avure Business in the second quarter of fiscal 2006, the Company classified its Avure Business as a discontinued operation. The Avure Business was reported as three separate reportable segments, which were Food, North America Press and International Press. See Note 5 for additional information about the Company’s discontinued operations.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

The Company retains four reportable segments after the sale of Avure Business. These segments, North America Waterjet, Asia Waterjet, Other International Waterjet and Other (together known as Waterjet), utilize the Company’s released pressure technology. The Waterjet operation includes cutting and cleaning operations, which are focused on providing total solutions for the aerospace, automotive, job shop, surface preparation and paper industries. Segment operating results are measured by the Company’s Chief Executive Officer based on operating income (loss). The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies included in the Amendment No. 2 to the Company’s April 30, 2005 Amended Annual Report filed with the Securities and Exchange Commission on Form 10-K/A.

A summary of operations by reportable segment is as follows:

	Three Months Ended October 31,		Six Months Ended October 31,
	2005	2004	2005	2004
	(in thousands)
Sales
North America Waterjet	$28,644	$20,663	$51,571	$36,563
Asia Waterjet	7,468	6,453	13,236	12,804
Other International Waterjet	8,789	8,396	17,242	15,532
Other*	5,784	8,575	10,622	17,487

	$50,685	$44,087	$92,671	$82,386

Operating Income (Loss) (restated)
North America Waterjet	$2,107	$1,220	$2,534	$774
Asia Waterjet	2,016	1,579	3,361	3,243
Other International Waterjet	344	(1)	627	(398)
Other*	528	(702)	599	(601)
Eliminations	152	146	192	257

	$5,147	$2,242	$7,313	$3,275

*	The Other segment is comprised of divisions which do not make primary use of the Company’s ultrahigh-pressure water pump technology. These divisions provide automation and robotic system solutions to the automotive market.

8. Restricted Cash

The Company maintains amounts which are restricted in a separate bank account to provide customer performance guarantees as well as vendor guarantees. At October 31, 2005 and April 30, 2005, the Company had $955,000 and $526,000 of cash pledged on such guarantees of which $921,000 and $469,000 have restrictions which will lift within the next twelve months, respectively. The remaining restricted cash balances have been reported in Other Assets on the Condensed Consolidated Balance Sheets.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

9. Receivables

Receivables consist of the following:

	October 31, 2005	April 30, 2005
		(restated)
	(in thousands)
Trade Accounts Receivable	$28,281	$37,157
Unbilled Revenues	3,402	5,027

	31,683	42,184
Less Allowance for Doubtful Accounts	(3,533)	(3,859)

	$28,150	$38,325

Receivables at April 30, 2005 included $11.8 million related to the Avure Business.

10. Inventories

Inventories consist of the following:

	October 31, 2005	April 30, 2005
	(in thousands)
Raw Materials and Parts	$11,008	$15,500
Work in Process	2,330	4,799
Finished Goods	7,673	6,852

	21,011	27,151
Less Provision for Slow-Moving and Obsolete Inventories	(1,609)	(2,933)

	$19,402	$24,218

Inventories at April 30, 2005 include $6.2 million related to the Avure Business.

11. Income Taxes

For the three and six months ended October 31, 2005 and 2004, the tax provision consists of current expense related to operations in foreign jurisdictions which are profitable and without loss carryforwards. In addition, certain operations in jurisdictions (principally Germany and the US) reported net operating losses for which no benefit was recognized as it is more likely than not that such benefit will not be realized.

Due to a history of losses and uncertainty of future earnings, the Company continues to provide a full valuation allowance against its net operating losses and other net deferred tax assets, arising in all tax jurisdictions because the realization of such assets is not more likely than not. The domestic net operating losses can be carried forward 20 years to offset domestic profits in future periods and expire from fiscal 2022 through fiscal 2024 and other foreign net operating losses do not have an expiration date.

In fiscal 2004, the Company determined it was no longer able to permanently defer foreign earnings and recorded a $1.7 million liability for withholding taxes payable on future repatriation of foreign earnings. The

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

Company has continued to record liabilities for withholding taxes on earnings of these foreign operations. During the three and six months ended October 31, 2005, the Company repatriated $0 million and $1.4 million from certain foreign subsidiaries and plans to continue to repatriate additional earnings in the future.

12. Notes Payable and Long-Term Obligations

	October 31, 2005	April 30, 2005
Long Term Obligations:
Senior Credit Agreement	$18,486	$9,695
Term Loans Payable	5,478	5,921

	23,964	15,616
Less Current Portion	(426)	(9,912)

	$23,538	$5,704

Notes Payable	$1,011	$3,531

On July 8, 2005, the Company signed the Credit Agreement. The Company expensed $489,000 of fees during the six months ended October 31, 2005 related to the prior credit agreement. The Credit Agreement provides for a revolving line of credit of up to $30 million with a maturity date of July 8, 2008 and is collateralized by a general lien on all of the Company’s assets. Interest rates under the Agreement are at LIBOR plus a percentage depending on leverage ratios or at the Bank of America’s prime rate in effect from time to time, at the Company’s option. LIBOR and the prime rate at October 31, 2005 were 4.09% and 6.75%, respectively. The rate in effect on the balance outstanding at October 31, 2005 was 6.75%. The Credit Agreement requires compliance with funded debt, tangible net worth and liquidity ratios. The Company also pays an annual letter of credit fee equal to 2.5% of the amount drawn under each outstanding letter of credit. The annual letter of credit fee is payable quarterly in arrears. In addition, the Credit Agreement, similar to prior agreements, includes a subjective acceleration clause which permits the lenders to demand payment in the event of a material adverse change. The prior credit agreement, however, included a process whereby the Company’s current excess cash receipts directly reduce the outstanding senior credit facility balance. Therefore, at April 30, 2005, the balance outstanding was classified as a current liability. The Credit Agreement does not include this provision, therefore, the outstanding balance is classified in Long-Term Obligations.

The Company makes use of its credit facility to fund its operations during the course of the year. During the six months ended October 31, 2005, the Company borrowed an aggregate of $38.8 million on the prior and current credit facility while repaying $30.1 million. As of October 31, 2005, the Company had $9.2 million of domestic unused line of credit, net of $2.3 million in outstanding letters of credit and $18.5 million in outstanding borrowings.

The Company was in compliance with all covenants as of October 31, 2005 and for the quarter then ended.

The Company has five unsecured credit facilities in Taiwan with a commitment totaling 268 million New Taiwanese Dollars (US$8.0 million at October 31, 2005), bearing interest at rates ranging from 1.8% to 2.845% per annum. The credit facilities have maturities between 12 and 36 months and can be extended for like periods, as needed, at the bank’s option. At October 31, 2005, the balance outstanding under these credit facilities amounts to US$2.2 million, $1.0 million of which is shown under Notes Payable while the remaining $1.2 million is classified under Term Loans Payable.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

The Company has also obtained a seven-year collateralized long-term loan, expiring in 2011, in the amount of 145 million New Taiwanese Dollars (US$4.3 million at October 31, 2005) bearing interest at an annual rate of 2.83%. The loan is collateralized by the Company’s recently completed manufacturing facility in Taiwan. In June 2004, the Company borrowed $4.1 million against this facility and repatriated $3.5 million to the U.S. to reduce amounts outstanding under the senior credit facility. The balance of $4.1 million at October 31, 2005 is included in Term Loans Payable.

As a result of the disposition of the Avure Business as described in Note 5, the purchaser assumed credit facility in Sweden totaling 25 million Swedish Krona (US$3.2 million at October 31, 2005), which was collateralized by trade receivables and inventories of the Company’s former Swedish subsidiary.

13. Warranty Obligations

The Company’s estimated obligations for warranty are accrued concurrently with the revenue recognized. The Company makes provisions for its warranty obligations based upon historical costs incurred for such obligations adjusted, as necessary, for current conditions and factors. Due to the significant uncertainties and judgments involved in estimating the Company’s warranty obligations, including changing product designs and specifications, the ultimate amount incurred for warranty costs could change in the near term from the current estimate.

The following table shows the fiscal 2006 year-to-date activity for the Company’s warranty obligations:

(in thousands)
Accrued warranty balance as of April 30, 2005	$1,710
Accruals for warranties	783
Adjustment for Avure Business – see Note 5	(326)
Warranty costs incurred	(949)

Accrued warranty balance as of October 31, 2005	$1,218

14. Other Income (Expense), Net

On March 21, 2005, in a Private Investment in Public Equity Transaction (“PIPE Transaction”), the Company sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of more than $59 million. A unit consists of one share of common stock and one warrant to buy 1/10th of a share of common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07.

Under terms of the PIPE Transaction, the Company was required to file an initial Form S-1 registration of the shares issued and issuable in the PIPE Transaction on or before May 20, 2005 and was required to cause the Form S-1 to become effective on or before September 17, 2005. The Company subsequently amended the Registration Rights Agreement to grant an extension until March 10, 2006 for the effective date of the registration of the shares and warrants issued in the PIPE Transaction. The Company is subject to liquidated damages of $650,000 per month, if it fails to meet the March 10, 2006 deadline.

Under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19”), the fair value of the warrants issued under the PIPE Transaction have been reported initially as a liability due to the requirement to net-cash settle the transaction until the Company’s Form S-1 is declared effective. The reason for this treatment is that there are cash payment penalties of 1% of the

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

gross proceeds per month ($650,000) should this Form S-1 not be declared effective prior to December 31, 2005. Upon effectiveness of the Form S-1, these amounts will be reclassified into Capital in Excess of Par in the Equity section of the Consolidated Balance Sheet. The warrants are considered a derivative financial instrument and are being marked to fair value quarterly until the Form S-1 is declared effective. The changes in fair value of the warrants are recorded to the Condensed Consolidated Statement of Operations as Other Income (Expense), net. The Company reported $4.2 million and $4.8 million of expense in the three and six months ended October 31, 2005, respectively, associated with the change in the fair value of the warrants. There was no fair value adjustment in any other periods presented.

The Company’s subsidiaries have adopted the local currency of the country in which they operate as the functional currency. All assets and liabilities of these foreign subsidiaries are translated at year-end rates. Income and expense accounts of the foreign subsidiaries are translated at the average rates in effect during the year. Assets and liabilities (including inter-company accounts that are transactional in nature) of the Company which are denominated in currencies other than the functional currency of the entity are translated based on current exchange rates and gains or losses are included in the Consolidated Statement of Operations.

The following table shows the detail of Other (Expense) Income, net, in the accompanying Consolidated Statements of Operations:

	Three Months Ended October 31,		Six Months Ended October 31,
	2005	2004	2005	2004
	(in thousands)
Realized Foreign Exchange (Losses) Gains, Net	$(237)	$726	$(220)	$1,339
Unrealized Foreign Exchange Gains (Losses), Net	631	1,927	(458)	1,251
Fair Value Adjustment on Warrants Issued	(4,157)	—	(4,835)	—
Gain on Barton Sale (Note 17)	2,500	—	2,500	—
Other	134	2	99	(29)

	$(1,129)	$2,655	$(2,914)	$2,561

15. Commitments and Contingencies

At any time, the Company may be involved in certain legal proceedings in addition to the Omax matter described below. As of October 31, 2005, the Company has accrued its estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with legal counsel and is based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. The Company does not believe these proceedings will have a material adverse effect on its consolidated financial position. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by changes in the Company’s assumptions, or the effectiveness of its strategies, related to these proceedings.

On November 18, 2004, Omax Corporation (“Omax”) filed suit against the Company alleging that the Company’s products infringe on Omax’s patents. The suit also seeks to have a specific patent held by the Company declared invalid. The Company asserts that it does not infringe Omax’s patents and Omax’s patents are invalid and unenforceable. In its counterclaim, the Company seeks damages from Omax for violation of antitrust laws and injunctive relief and damages for infringement of the Company’s patent. The trial date has been set for September 2006. Although the Omax suit seeks damages of over $100 million, the Company believes Omax’s

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

claims are without merit and intends not only to contest Omax’s allegations of infringement but also to vigorously pursue its claims with regard to its own patent. Accordingly, the Company has not provided any loss contingency accrual related to the Omax lawsuit as of October 31, 2005. The Company will incur legal expenses as part of this lawsuit and will expense them as incurred. While an exact amount of legal fees is not known at this time, the total fees are expected to be more than $1 million over the next year to two years.

16. New Accounting Pronouncements

During October 2004, the FASB ratified the consensus reached by the EITF with respect to EITF Issue No. 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds (EITF 04-10), which clarifies the guidance in paragraph 19 of FAS No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS No. 131). According to EITF 04-10, operating segments that do not meet the quantitative thresholds can be aggregated under paragraph 19 only if aggregation is consistent with the objective and basic principle of FAS No. 131, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in items (a)-(e) in paragraph 17 of FAS No. 131. The FASB staff is currently working on a FASB Staff Position (FSP) to provide guidance in determining whether two or more operating segments have similar economic characteristics. The effective date of EITF 04-10 has been delayed in order to coincide with the effective date of the anticipated FSP, with early application is permitted. The adoption of EITF 04-10 is not expected to have an impact on the Company’s Consolidated Financial Statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs—an Amendment of ARB No. 43, Chapter 4.” This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage, requiring these items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and will become effective for the Company beginning in May 2006. The full impact that the adoption of this statement will have on the Company’s financial position and results of operations has not yet been determined.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets” (FAS 153), which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. FAS 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company adopted FAS 153 during the three months ended October 31, 2005 without a material impact on its consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment (Revised 2004).” This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company’s equity instruments or liabilities that are based on the fair value of the company’s equity securities or may be settled by the issuance of these securities. SFAS 123R eliminates the ability to account for share-based compensation using APB 25 and generally requires that such transactions be accounted for using a fair value method. The provisions of this statement are effective for financial statements issued for the first interim period following the Company’s fiscal year that begins on or after June 15, 2005 and will become effective for the Company beginning with the first quarter of the fiscal 2007 year. The Company has not yet determined which transition method it will use to adopt SFAS 123R. The full impact that the adoption of this statement will have on the Company’s financial position and results of operations will be determined by share-based payments granted in future periods.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended October 31, 2005

(unaudited)

In March 2005, the FASB also issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect the adoption of FIN 47 to have a material effect on its Consolidated Financial Statements.

17. Other Significant Event

On August 26, 2005, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Barton Mines Company (“Barton”) to give Barton exclusive rights to sell abrasive to the Company’s customers for $2.5 million in cash at closing, future annual payments of up to $250,000 for the next three years based on achievement of system sales targets and royalty payments for systems sold over the next 10 years. The Company recorded the $2.5 million proceeds in Other Income (Expense), Net for the three months ended October 31, 2005.

18. Reclassifications

Certain fiscal 2005 amounts have been reclassified to conform to the fiscal 2006 presentation. Such reclassifications had no impact on net loss, shareholders’ deficit or cash flows as previously reported.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Flow International Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Flow International Corporation (the “Company”) and its subsidiaries at April 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted the provisions of EITF 00-21 “Revenue Arrangements with Multiple Deliverables” effective August 1, 2003 and the provisions of FIN 46R “Consolidation of Variable Interest Entities” effective February 1, 2004.

As discussed in Note 2, the Company has restated its 2005, 2004 and 2003 consolidated financial statements.

/s/    PRICEWATERHOUSECOOPERS LLP

Seattle, Washington

July 29, 2005, except for the restatement discussed under “Amendment No. 1” in Note 2 to the consolidated financial statements as to which the date is November 21, 2005 and except for the restatement and effects of discontinued operations discussed under “Amendment No. 2” in Note 2 and “Amendment No. 2” in Note 16 to the consolidated financial statements regarding the disposition of the Avure Business, as to which the date is January 31, 2006

FLOW INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	April 30,
	2005 (restated)	2004 (restated)
ASSETS:
Current Assets:
Cash and Cash Equivalents	$12,976	$11,734
Restricted Cash	469	1,101
Receivables, net	38,325	39,006
Inventories, net	24,218	26,384
Deferred Income Taxes	—	1,025
Prepaid Expenses	6,046	3,630
Other Current Assets	2,632	1,932

Total Current Assets	84,666	84,812
Property and Equipment, net	12,634	14,200
Intangible Assets, net	14,644	14,251
Goodwill	2,764	11,260
Deferred Income Taxes	1,532	—
Other Assets	2,227	4,749

	$118,467	$129,272

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY:
Current Liabilities:
Notes Payable	$3,531	$8,687
Current Portion of Long-Term Obligations	9,912	40,040
Accounts Payable	20,842	15,123
Accrued Payroll and Related Liabilities	8,819	7,734
Taxes Payable and Other Accrued Taxes	2,370	3,964
Deferred Income Taxes	609	—
Deferred Revenue	4,646	3,028
Customer Deposits	10,606	4,327
Warrant Obligation	6,696	—
Other Accrued Liabilities	10,481	10,666

Total Current Liabilities	78,512	93,569
Long-Term Obligations, net	5,704	38,081
Deferred Income Taxes	—	55
Other Long-Term Liabilities	3,219	4,511

	87,435	136,216

Commitments and Contingencies

Minority Interest	1,568	1,273

Shareholders’ Equity (Deficit):
Series A 8% Convertible Preferred Stock—$.01 par value, 1,000,000 shares authorized, none issued	—	—
Common Stock—$.01 par value, 49,000,000 shares authorized, 33,495,479 shares outstanding at April 30, 2005 15,509,853 shares outstanding at April 30, 2004	335	156
Capital in Excess of Par	112,512	54,686
Accumulated Deficit	(79,827)	(58,630)
Accumulated Other Comprehensive Loss:
Cumulative Translation Adjustment, net of income tax of $0	(3,506)	(4,684)
Unrealized (Loss) Gain on Cash Flow Hedges, net of income tax of $19 and ($99)	(50)	255

Total Shareholders’ Equity (Deficit)	29,464	(8,217)

	$118,467	$129,272

The accompanying notes are an integral part of these consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended April 30,
	2005 (restated)	2004 (restated)	2003 (restated)
Sales	$172,966	$132,861	$121,833
Cost of Sales	106,943	82,803	87,458

Gross Margin	66,023	50,058	34,375

Operating Expenses:
Marketing	28,371	22,843	29,432
Research and Engineering	5,889	5,873	6,671
General and Administrative	22,849	19,031	18,784
Restructuring Charges	—	2,468	—
Financial Consulting Charges	623	1,520	—
Impairment Charges	—	—	7,145

	57,732	51,735	62,032

Operating Income (Loss)	8,291	(1,677)	(27,657)
Interest Expense	(20,342)	(12,759)	(11,360)
Interest Income	106	137	80
Other Income, net	1,705	8,121	5,947

Loss Before Provision for Income Taxes	(10,240)	(6,178)	(32,990)
Provision for Income Taxes	(1,934)	(4,490)	(10,975)

Loss from Continuing Operations	(12,174)	(10,668)	(43,965)
(Loss) Income from Operations of Discontinued Operations, Net of Income Tax of $731, $459, and a benefit of $546	(9,023)	(1,256)	(23,848)
Gain on Sale of Discontinued Operations, Net of Income Tax of $0	—	650	—

Net Loss	$(21,197)	$(11,274)	$(67,813)

Loss Per Share
Basic and Diluted
Loss from Continuing Operations	$(.69)	$(.69)	$(2.86)
Discontinued Operations, Net of Income Tax	(.50)	(.04)	(1.56)

Net Loss	$(1.19)	$(.73)	$(4.42)

The accompanying notes are an integral part of these consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended April 30,
	2005 (restated)	2004 (restated)	2003 (restated)
Cash Flows from Operating Activities:
Net Loss	$(21,197)	$(11,274)	$(67,813)
Adjustments to Reconcile Net Loss to Cash Provided by Operating Activities:
Depreciation and Amortization	5,109	6,167	10,112
Deferred Income Taxes	(198)	646	11,208
Minority Interest	295	35	79
Gain on Sale of Equity Securities	—	(2,618)	—
Gain on Sale of Discontinued Operations	—	(650)	—
Write-off of Capitalized Bank Fees and Debt Discount	6,815	—	—
Fair Value Adjustment on Warrants Issued	274	—	—
Provision for Losses on Trade Accounts Receivable	—	—	4,072
Provision for Slow Moving and Obsolete Inventory	—	—	2,554
Tax Effect of Exercised Stock Options	—	—	49
Stock Compensation	1,585	763	235
Impairment Charges	9,064	—	10,815
Loss on Disposal and Write-Down of Operating Assets	—	1,613	8,052
Foreign Currency (Gains) Losses	(1,443)	(2,791)	(5,420)
Amortization of Debt Discount	1,112	907	801
Other	124	—	—
Changes in Operating Assets and Liabilities:
Receivables	2,094	(3,645)	28,578
Inventories	3,048	14,812	6,231
Prepaid Expenses	(2,745)	(300)	4,710
Other Current Assets	(238)	2,435	(2,088)
Other Long-Term Assets	1,268	981	4,578
Accounts Payable	5,255	2,366	(1,725)
Accrued Payroll and Related Liabilities	1,607	3,028	(711)
Deferred Revenue	1,491	(2,059)	584
Customer Deposits	6,024	(436)	(4,096)
Other Accrued Liabilities and Other Accrued Taxes	4,414	1,731	1,012
Other Long-Term Liabilities	(1,678)	526	(1,561)

Cash Provided by Operating Activities	22,080	12,237	10,256

Cash Flows From Investing Activities:
Expenditures For Property and Equipment	(1,762)	(5,863)	(4,671)
Proceeds from Sale of Equity Securities	—	3,275	—
Proceeds from Sale of Discontinued Operations	—	1,837	—
Proceeds from Sale of Property and Equipment	783	—	2,176
Restricted Cash	1,758	(2,156)	—
Other	31	500	—

Cash Provided by (Used in) Investing Activities	810	(2,407)	(2,495)

Cash Flows from Financing Activities:
Borrowings (Repayments) Under Notes Payable, net	(5,633)	3,697	3,753
Payments on Senior Credit Agreement	(82,607)	(46,530)	(51,998)
Borrowings on Senior Credit Agreement	52,321	30,087	53,250
Payments of Long-Term Obligations	(49,023)	(1,054)	(4,877)
Borrowings on Long-Term Obligations	4,079	1,200	—
Proceeds from Issuance Of Common Stock and Warrants	59,287	—	428
Proceeds from Exercise of Options	107	—	—

Cash (Used in) Provided by Financing Activities	(21,469)	(12,600)	556

Effect of Exchange Rate Changes	(179)	(541)	(392)

(Decrease) Increase in Cash And Cash Equivalents	1,242	(3,311)	7,925
Cash and Cash Equivalents at Beginning of Period	11,734	15,045	7,120

Cash and Cash Equivalents at End of Period	$12,976	$11,734	$15,045

Supplemental Disclosures of Cash Flow Information
Cash Paid during the Year for:
Interest	$9,810	$7,472	$8,161
Income Taxes	2,970	2,940	2,179

Supplemental Disclosures of Noncash Financing Activity
Capitalization of Interest on Long-Term Obligations	$7,061	$7,875	$—
Capital Lease Obligations	167	—	—

The accompanying notes are an integral part of these consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

AND COMPREHENSIVE LOSS

(In thousands)

	Common Stock		Capital In Excess of Par	Retained Earnings (Accumulated Deficit) (restated)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity (Deficit) (restated)
	Shares	Par Value
Balances, April 30, 2002	15,282	$153	$53,214	$20,457	$(3,857)	$69,967
Components of Comprehensive Loss:
Net Loss (restated)				(67,813)		(67,813)
Unrealized Gain on Equity Securities Available for Sale, Net of Income Tax of $417					809	809
Unrealized Gain on Cash Flow Hedges, Net of Income Tax of $29					73	73
Reclassification Adjustment for Settlement of Cash Flow Hedges, net of income tax of $21					(53)	(53)
Cumulative Translation Adjustment, Net of Income Tax of $0					2,264	2,264

Total Comprehensive Loss (restated)						(64,720)

Exercise of Stock Options	77	1	427			428
Stock Compensation			284			284

Balances, April 30, 2003	15,359	154	53,925	(47,356)	(764)	5,959
Components of Comprehensive Loss:
Net Loss (restated)				(11,274)		(11,274)
Reclassification Adjustment for Sale of Equity Securities, Net of Income Tax of $0					(809)	(809)
Unrealized Gain on Cash Flow Hedges, Net of Income Tax of $277					713	713
Reclassification Adjustment for Settlement of Cash Flow Hedges, net of income tax of $23					58	58
Cumulative Translation Adjustment, Net of Income Tax of $0					(3,627)	(3,627)

Total Comprehensive Loss (restated)						(14,939)

Stock Compensation	151	2	761			763

Balances, April 30, 2004	15,510	156	54,686	(58,630)	(4,429)	(8,217)
Components of Comprehensive Loss:
Net Loss (restated)				(21,197)		(21,197)
Unrealized Gain on Cash Flow Hedges, Net of Income Tax of $133					(343)	(343)
Reclassification Adjustment for Settlement of Cash Flow Hedges, net of income tax of $15					38	38
Cumulative Translation Adjustment, Net of Income Tax of $0					1,178	1,178

Total Comprehensive Loss (restated)						(20,324)

Issuance of Common Stock	17,473	175	52,690			52,865
Issuance of Warrants (restated)			2,690			2,690
Stock Compensation (restated)	512	4	2,446			2,450

Balances, April 30, 2005 (restated)	33,495	$335	$112,512	$(79,827)	$(3,556)	$29,464

The accompanying notes are an integral part of these consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three years ended April 30, 2005

(All tabular dollar amounts in thousands, except per share and option amounts)

Note 1—The Company and Summary of Significant Accounting Policies:

Operations and Segments

Flow International Corporation (“Flow” or the “Company”) designs, develops manufactures, markets, installs and services ultrahigh-pressure (“UHP”) water pumps and UHP water management systems. Flow’s core competency is UHP water pumps. Flow’s UHP water pumps pressurize water from 40,000 to over 100,000 pounds per square inch (psi) and are integrated with water delivery systems so that water can be used to cut or clean material or pressurize food. Flow’s products include both standard and specialized waterjet cutting and cleaning systems. In addition to UHP water systems, the Company provides automation and articulation systems. The Company provides technologically-advanced, environmentally-sound solutions to the manufacturing, industrial and marine cleaning markets.

The Company uses four reportable segments to analyze its operations. These segments, North America Waterjet, Asia Waterjet, Other International Waterjet and Other (together known as Waterjet), utilize the Company’s released pressure technology. The Waterjet operation includes cutting and cleaning operations, which are focused on providing total solutions for the aerospace, automotive, job shop, surface preparation and paper industries. Equipment is designed, developed, and manufactured at the Company’s principal facilities in Kent, Washington, and at manufacturing facilities in Burlington, Canada; Hsinchu, Taiwan; Jeffersonville, Indiana; and Wixom, Michigan. The Company markets its products to customers worldwide through its principal offices in Kent and its support offices in Argentina, Brazil, Canada, China, France, Germany, Italy, Japan, Korea, Spain, Switzerland, Taiwan, and the United Kingdom.

Prior to October 31, 2005, the Company had three additional reportable segments, Food, North America Press and International Press, which utilized the Company’s contained pressure technology. These segments comprised the Avure Business and has operations in Vasteras, Sweden, Columbus, Ohio and Kent, Washington. The Avure Business included the Fresher Under Pressure food processing technology, as well as the isostatic and flexform press (“General Press”) operations. The Fresher Under Pressure technology provided food safety and quality enhancement solutions for food producers, while the General Press business manufactured systems which produce and strengthen advanced materials for the aerospace, automotive and medical industries. On October 31, 2005, the Company sold the Avure Business. Therefore, these financial statements reflect the results of these businesses as discontinued operation for all periods presented. See Note 16 for additional information.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Flow International Corporation and its majority-owned subsidiaries. There are properly no investments in affiliate companies in which the Company accounts for under either the equity or cost method. All significant intercompany transactions and accounts have been eliminated.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” as revised in December 2003 by FIN 46R. The new rule requires that companies consolidate a variable interest entity (“VIE”) if the company is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the entity’s residual returns or both. Based upon the Company’s analysis, the Company is associated with one VIE, Flow Autoclave, and has determined that it is the primary beneficiary and should, therefore, continue to include the VIE in its consolidated financial statements. Flow Autoclave is a joint venture with an unrelated third party. None of Flow Autoclave’s assets are collateralized on behalf of its obligations and the general creditors of Flow Autoclave do not have any recourse to the Company. The implementation of FIN 46R in the fourth fiscal quarter of 2004 had no effect on the consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liquidity

The Company has incurred losses during fiscal 2005, 2004 and 2003. The Company has been able to satisfy its needs for working capital and capital expenditures, due in part to its ability to access adequate financing arrangements. The Company expects that operations will continue, with the realization of assets and discharge of current liabilities in the ordinary course of business. Compliance with future debt covenants requires the Company to meet its operating projections, which include achieving certain revenues, costs, consistent operating margins, and working capital targets.

The Company believes that its existing cash and credit facilities at April 30, 2005 are adequate to fund its operations through April 30, 2006. If the Company fails to achieve its planned revenues, costs and working capital objectives, management believes it has the ability to curtail capital expenditures and reduce costs to levels that will be sufficient to enable the Company to meet its cash requirements and debt covenants through April 30, 2006.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements.” SAB 104 requires that revenue can only be recognized when it is realized or realizable and earned. Revenue generally is realized or realizable and earned when all four of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criterion (4) is based on the Company’s judgment regarding the collectibility of those amounts. Should changes in conditions cause us to determine this criterion is not met for future transactions, revenue recognized for any reporting period could be adversely affected.

During the second quarter of fiscal 2004, the Company adopted EITF Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables” on a prospective basis. EITF 00-21, which was subsequently included in SAB 104, provides guidance on how to account for arrangements that involve the delivery or performance of single or multiple products, services and/or rights to use assets. For standard systems, the Company’s multiple deliverables are: (1) the standard system and (2) the installation thereof. If payment is contingent upon system installation and the system installation does not occur prior to a period end, the system revenue recognized is the lesser of the cash received or the estimated relative fair value of the system. The adoption of EITF 00-21 did not have a significant effect on the consolidated financial statements. Revenue for consumables is recognized at the time of shipment. System sales are substantiated by signed customer contracts which quote a fixed price. Revenue related to the installation portion of a system sale is recognized when the service has been rendered. Collectibility of accounts is reasonably assured at the time of sale.

For non-standard and long lead time systems, including those sold by the Avure Business which is now a discontinued operation, the Company recognizes revenues using the percentage of completion method in accordance with Statement of Position 81-1 (SOP 81-1), “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Typical lead times for non-standard systems can range from six to 18 months. The Company uses the cost to cost method, measuring the costs incurred on a project at a specified date, as compared to the estimated total cost of the project. As manufacturing costs are incurred, a corresponding amount of unbilled revenue is recorded. The balance is reclassified to trade accounts receivable when a milestone is achieved and a customer billing is issued. The balance of trade accounts receivables and unbilled revenues will therefore vary based on the timing of completion on non-standard systems as well as the timing of the related billings to the respective customers.

Shipping revenues and expenses are recorded in revenue and costs of goods sold, respectively.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cost of Sales

Cost of sales includes direct and indirect costs associated with the manufacture, installation and service of its systems and consumable parts sales. Direct costs include material and labor, while indirect costs include, but are not limited to, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other costs of our distribution network.

Cash Equivalents and Restricted Cash

The Company considers highly liquid short-term investments with original or remaining maturities from the date of purchase of three months or less, if any, to be cash equivalents. The Company’s cash consists of demand deposits in large financial institutions. At times, balances may exceed federally insured limits.

The Company may, at times, pledge cash as security for customer or other commitments. These amounts are shown separately on the Consolidated Balance Sheet and classified based on the expiration of the underlying commitment.

Inventories

Inventories are stated at the lower of cost, determined by using the first-in, first-out method, or market. Costs included in inventories consist of materials, labor and manufacturing overhead, which are related to the purchase or production of inventories.

Property and Equipment

Property and equipment are stated at the lower of cost or net realizable value. Additions, leasehold improvements and major replacements are capitalized. When assets are sold, retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets, which range from three to eleven years for machinery and equipment; three to nine years for furniture and fixtures and 19 years for buildings. Leasehold improvements are amortized over the shorter of the related lease term, or the life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets and Goodwill

Effective May 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 141 (“FAS 141”), “Business Combinations” and Statement of Financial Accounting Standards No. 142 (“FAS 142”), “Goodwill and Other Intangible Assets.” FAS 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangibles in a business combination be recognized as assets separate from goodwill. In accordance with FAS 142, the Company amortizes identified definite-lived intangible assets over their expected useful lives and does not amortize goodwill. At least once per year, the Company will compare the fair value of its reporting units, and, if necessary, the implied fair value of goodwill, with the corresponding carrying values. If necessary, the Company records an impairment charge for any shortfall. The Company determines the fair value of its reporting units using a discounted cash flow model and uses other measures of fair value, such as purchase prices offered by potential buyers of businesses that might be sold, if they are viewed as better indicators of fair value. If certain criteria are satisfied, the Company may also carry forward the fair value estimate from the prior year. In accordance with FAS 142, the Company conducted its annual impairment review of goodwill at April 30, 2005. In view of the possibility of the sale of its North

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

America and International Press reportable segments as well as the non ultrahigh-pressure portion of its Food reportable segment, the Company determined that it was not appropriate to carry forward previous years’ valuations of the reporting units in these reportable segments that carried goodwill. The Company, therefore, updated its estimates of fair value of the reporting units based on the offer prices it had received from potential purchasers of the businesses. This exercise indicated that the fair value of the reporting units was less than carrying value and that their goodwill was fully impaired. Consequently, the Company recorded a full impairment charge of $9,064,000 of goodwill related to the Company’s North America and International Press reportable segments and is reflected in the Loss from Operations of Discontinued Operations for the year ended April 30, 2005.

Intangible assets consist of acquired and internally developed patents and are amortized on a straight-line basis over the shorter of fifteen years, or the estimated remaining life of the patent. The total carrying amount of intangible assets was $27,998,000 and $26,100,000 at April 30, 2005 and 2004, respectively, of which $23,800,000 and $22,334,000 relate to Discontinued Operations’ balances as of April 30, 2005 and 2004, respectively. Accumulated amortization was $13,354,000 and $11,849,000 at April 30, 2005 and 2004, respectively, of which $12,037,000 and $10,896,000 relate to Discontinued Operations’ balances as of April 30, 2005 and 2004, respectively.

Aggregate amortization expense for the years ended April 30, 2005, 2004 and 2003 amounted to $1,505,000, $1,439,000, and $1,611,000, respectively of which $364,000, $309,000 and $617,000 related to continuing operations. The estimated annual amortization expense is $350,000 for continuing operations for each year through April 30, 2009.

During fiscal 2003, the Company conducted an interim detailed review of the carrying value of its goodwill. FAS 142 requires a company to perform impairment testing when certain “triggering” events affecting a business unit have occurred. The triggering events were the expectation of sale or full or partial disposal of certain Flow divisions and the continuing deterioration of the economic climate. The Company’s review resulted in impairment charges of $7.1 million during the quarter ended January 31, 2003. The impairment resulted primarily from continued weakness in the automotive industry, as well as poor performance at the Company’s European operations. The fair value of those reporting units and the estimated fair value of goodwill was estimated using the expected present value of future cash flows.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standard No. 144 (“FAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amounts of assets may not be recoverable. The carrying value of long-lived assets is assessed for impairment by evaluating operating performance and future undiscounted cash flows of the underlying assets. If the sum of the expected future net cash flows of an asset, is less than its carrying value, an impairment measurement is required. Impairment charges are recorded to the extent that an asset’s carrying value exceeds fair value. Accordingly, actual results could vary significantly from such estimates. The Company’s review resulted in no impairment charges during the years ended April 30, 2005 and 2004 and charges of $3.7 million during the year ended April 30, 2003 related to the disposed Food segment.

Fair Value of Financial Instruments

The carrying amount of all financial instruments on the balance sheet as of April 30, 2005 and 2004 approximates fair value. The carrying value of variable-rate long-term obligations and notes payable approximates the fair value because interest rates reflect current market conditions.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk

In countries or industries where the Company is exposed to significant credit risk, sufficient collateral, including cash deposits and/or letters of credit, is required prior to the completion of a transaction. The Company does not believe there is a material credit risk beyond that provided for in the consolidated financial statements in the ordinary course of business. The Company makes use of foreign exchange contracts to cover some transactions denominated in foreign currencies, and does not believe there is an associated material credit or financial statement risk.

Warranty Liability

Products are warranted to be free from material defects for a period of one year from the date of installation. Warranty obligations are limited to the repair or replacement of products. The Company’s warranty accrual is reviewed quarterly by management for adequacy based upon recent shipments and historical warranty experience. Credit is issued for product returns upon receipt of the returned goods, or, if material, at the time of notification and approval.

Product Liability

The Company is obligated under terms of its product liability insurance contracts to pay all costs up to deductible amounts. These costs are reported in general and administrative expenses and include insurance, investigation and legal defense costs.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

Foreign Currency Translation

The Company’s subsidiaries have adopted the local currency of the country in which they operate as the functional currency. All assets and liabilities of these foreign subsidiaries are translated at year-end rates. Income and expense accounts of the foreign subsidiaries are translated at the average rates in effect during the year. Adjustments resulting from the translation of the investments in Flow Asia, Flow Automation, Flow Europe, Foracon, Flow Japan, Flow South America, and Avure AB financial statements are recorded in the Accumulated Other Comprehensive Loss account in the Shareholders’ Equity (Deficit) section of the accompanying Consolidated Balance Sheets.

Assets and liabilities (including inter-company accounts that are transactional in nature) of the Company which are denominated in currencies other than the functional currency of the entity are translated based on current exchange rates and gains or losses are included in the Consolidated Statement of Operations. For the years ended April 30, 2005, 2004 and 2003, net realized and unrealized foreign exchange gains of $2.1 million, $4.9 million, and $6.2 million, respectively, are included in Other Income (Expense), net, in the accompanying Consolidated Statements of Operations.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Income (Expense)

Other Income, net consists of the following:

	Year Ended April 30,
	2005	2004	2003
Net realized foreign exchange gains (losses)	$2,826	$915	$(624)
Net unrealized foreign exchange (losses) gains	(772)	3,960	6,837
Realized gain on sale of equity securities	—	2,618	—
Write-off of investment and other assets	—	—	(35)
Other	(349)	628	(231)

Total	$1,705	$8,121	$5,947

Basic and Diluted Loss Per Share

Basic loss per share represents net loss available to common shareholders divided by the weighted average number of shares outstanding during the period. Diluted loss per share represents net loss available to common shareholders divided by the weighted average number of shares outstanding including the potentially dilutive impact of stock options, where appropriate. Common stock equivalents include stock options and warrants. Potential common share equivalents of stock options and warrants are computed by the treasury stock method and are included in the denominator for computation of earnings per share if such equivalents are dilutive.

The following table sets forth the computation of basic and diluted loss per share for the years ended April 30, 2005, 2004 and 2003:

	Year Ended April 30,
	2005 (restated)	2004 (restated)	2003 (restated)
Numerator:
Loss from continuing operations	$(12,174)	$(10,668)	$(43,965)

Denominator:
Denominator for basic loss per share—weighted average shares	17,748	15,415	15,348
Dilutive potential common shares from employee stock options	—	—	—
Dilutive potential common shares from warrants	—	—	—

Denominator for diluted loss per share—weighted average shares and assumed conversions	17,748	15,415	15,348

Basic and diluted loss per share from continuing operations	$(.69)	$(0.69)	$(2.86)

There were 2,034,546, 2,089,412 and 2,500,682 of potentially dilutive common shares from employee stock options and 3,219,245, 860,000 and 860,000 of potentially dilutive shares from warrants which have been excluded from the diluted weighted average share denominator for fiscal 2005, 2004 and 2003, respectively, as their effect would be anti-dilutive.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

At April 30, 2005, the Company has three stock-based employee compensation plans, which are described more fully in Note 11. The Company accounts for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based employee compensation cost is reflected in the Company’s net loss to the extent options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of grant. Awards under the Company’s plans typically vest over two years. The cost related to stock-based employee compensation included in the determination of net loss for the three years ended April 30, 2005 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of Financial Accounting Standards No. 123 (“FAS 123”), “Accounting for Stock Based Compensation”. The following table illustrates the effect on net loss and loss per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Year Ended April 30,
	2005 (restated)	2004 (restated)	2003 (restated)
Net loss, as reported	$(21,197)	$(11,274)	$(67,813)
Add: Stock compensation included in net loss, net of related tax effects	1,046	504	155
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax related effects	(1,090)	(878)	(414)

Pro forma net loss	$(21,241)	$(11,648)	$(68,072)

Loss per share—basic and diluted:
As reported	$(1.19)	$(0.73)	$(4.42)
Pro forma	$(1.20)	$(0.76)	$(4.44)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates that are susceptible to significant change in the near term are the percentage of completion estimates and the adequacy of the allowance for obsolete inventory, warranty obligations, doubtful accounts receivable, and deferred tax assets.

Note 2—Restatements

Amendment No. 1

The Company previously identified errors in the Consolidated Financial Statements related to the impairment of goodwill, the valuation of anti-dilution warrants, additional costs incurred on percentage-of-completion contracts and the presentation of percentage-of-completion related balances on the Consolidated Balance Sheet, the computation of stock compensation expense, the allocation of the valuation allowance to deferred tax asset and liability balances, the recording of straight-line rent expense, and the classification of technical service expenses. As a result of these items, the Company restated its Consolidated Financial Statements as described below as of April 30, 2005 and 2004 and the year ended April 30, 2005 in Amendment No. 1 to its Form 10-K.

•	The Company has reviewed its goodwill impairment analysis under Statement of Financial Accounting Standards No. 142 (“FAS 142”), “Goodwill and Other Intangible Assets” and concluded that its original

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determination that there was no impairment as of April 30, 2005 was incorrect. The Company had originally concluded that it was appropriate to carry-forward its valuation analysis from April 30, 2003 to April 30, 2005, because management believed there was a less than remote possibility that an updated analysis would result in a valuation of the reporting units’ goodwill being less than book value. Prior to the original filing of its Form 10-K, the Company had discussions with a potential buyer and had received an indication of intent to purchase three of its reporting segments for a value that was less than the related carrying value, thus indicating that using the April 30, 2003 external valuation analysis was no longer appropriate. The Company has prepared an updated valuation analysis on an individual reporting unit basis using the expected offer price which resulted in the determination that the goodwill for the International Press and North America Press reportable segments was fully impaired as of April 30, 2005. Accordingly, the restated financial statements reflect in the Consolidated Statement of Operations for the year ended April 30, 2005 an impairment charge and reduction in net income of $8.7 million reflected in Loss from Operations of Discontinued Operations and in the Consolidated Balance Sheet as of April 30, 2005 a reduction of $9.1 million in Goodwill and $383,000 reduction in Minority Interest. This improper charge against Minority Interest was corrected in Amendment No. 2 as discussed below.

•	The Company assessed the valuation of anti-dilution warrants issued on March 21, 2005 to its senior and subordinated lenders and concluded that it had computed the value of these warrants using the stock price as of an incorrect date. On March 21, 2005, the Company issued approximately 304,000 anti-dilution warrants to its existing senior and subordinated lenders in conjunction with the closing of a Private Investment in Public Equity (“PIPE”) transaction. In valuing these warrants under the Black-Scholes method, the Company used the fair market value of the stock of $3.70 which was equivalent to the stock price on the day the PIPE transaction was entered into. This yielded a valuation of $1.1 million. The expense associated with the warrants was written off to interest expense as the underlying debt was paid off. The Company subsequently realized that it should have used the fair market value of the stock on the date the PIPE transaction closed of $5.70 as this was the date the Company became obligated to issue the anti-dilution warrants and the number of warrants to be issued was determined. This higher stock price yielded a valuation of $1.7 million for the warrants, a difference of $608,000. This change in valuation increased the amount charged to Interest Expense for the year ended April 30, 2005 by $564,000 while increasing Prepaid Expenses by $44,000 and Capital In Excess of Par by $608,000 in the Consolidated Balance Sheet as of April 30, 2005.

•	The Company determined that its Cost of Sales in the Consolidated Statement of Operations was understated for several loss contracts accounted for using the percentage-of-completion method as the estimates for cost to complete were not updated prior to the issuance of the Company’s financial statements. The Company has accrued an additional $261,000 in costs in Cost of Sales in its Consolidated Statement of Operations for the year ended April 30, 2005 and in Other Accrued Liabilities on the Consolidated Balance Sheet as of April 30, 2005. In addition, the Company noted inconsistencies between its divisions in the balance sheet presentation of accounts receivable and cash receipts relating to contracts accounted for using the percentage-of-completion method. The Company has, therefore, adjusted its Consolidated Balance Sheet to reflect a consistent presentation and comply with the provisions of SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” The effect of these adjustments was to decrease Receivables, net and Customer Deposits by $4.5 million and $5.9 million as of April 30, 2005 and 2004, respectively.

•

The Company also concluded that its computation of compensation expense for performance based equity awards was recorded on a quarter-by-quarter basis only, rather than on a year-to-date true-up basis, thereby understating the compensation amount. In addition, the Company did not record a stock award for services rendered. These corrections increased General & Administrative Expense by

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$189,000 in the Consolidated Statement of Operations for the year ended April 30, 2005 and Capital In Excess of Par in the Consolidated Balance Sheet as of April 30, 2005.

•	The Company noted that its deferred tax valuation allowance had been inappropriately classified in its Consolidated Balance Sheet. Specifically, Financial Accounting Standard No. 109 (“FAS 109”), “Accounting for Income Taxes”, provides that the valuation allowance for a particular tax jurisdiction shall be allocated between current and noncurrent deferred tax assets on a pro rata basis, rather than against noncurrent then current deferred tax assets. Consequently, the Company has revised its Consolidated Balance Sheet to reflect the proper allocation of the valuation allowance between current and noncurrent deferred tax balances. This adjustment reduced current deferred tax assets by $923,000 and increased current deferred tax liability and noncurrent deferred tax assets by $609,000 and $1.5 million as of April 30, 2005, respectively. The reclassification as of April 30, 2004 increased current deferred tax assets and increased non-current deferred tax liabilities by $55,000.

•	Further, the Company determined that it had not consistently applied Statement of Financial Accounting Standard No. 13 (“FAS 13”), “Accounting for Leases”, to leases with rent escalation clauses. As a result, the Company increased Cost of Sales by $108,000 and General & Administrative Expenses by $16,000 in the Consolidated Statement of Operations for the year ended April 30, 2005 to properly reflect rent on a straight-line basis. Other Accrued Liabilities and Other Long-Term Liabilities in the Consolidated Balance Sheet as of April 30, 2005 increased by $31,000 and $93,000, respectively, to reflect the corresponding deferred rent liability.

•	Lastly, the Company reviewed the classification of its technical services expenses for North America Waterjet for the year ended April 30, 2005 and concluded that these expenses, amounting to $625,000, were improperly included as Research & Engineering Expenses. The Company has reclassified such expenses into Marketing Expenses consistent with prior period presentation in the Consolidated Statement of Operations.

Amounts included in the determination of cash provided by operating activities on the Consolidated Statement of Cash flows for the years ended April 30, 2005, 2004 and 2003 have been restated to reflect the errors identified above. Total cash flows from operating, investing and financing activities were not impacted by the restatement.

Amendment No. 2

The Company has subsequently identified errors in the Consolidated Financial Statements related to its consolidated provision for income taxes and the recording of minority interest associated with Flow Autoclave. As a result of these items, the Company is restating its Consolidated Financial Statements described below as of April 30, 2005 and 2004 and for each of the three years ended April 30, 2005 in this Amendment No. 2 to its Form 10-K.

•	The Company has concluded that its consolidated income tax provision was incorrectly stated in each of the six fiscal years ended April 30, 2005. The cumulative impact of this error as of April 30, 2005 amounted to $79,000. These misstatements occurred because (1) the Company excluded the separate tax provision of Flow Autoclave from its consolidated tax provision since its acquisition in 1999, (2) the Company incorrectly calculated the 2004 provision for withholding and federal minimum taxes, and (3) the Company overstated the tax valuation allowance in fiscal 2003 as a result of the incorrect provision calculations from prior years. The Provision for Income Taxes in the Consolidated Statements of Operations for the years ended April 30, 2005, 2004 and 2003 was under (over) stated by $328,000, ($248,000) and ($2.2 million) respectively. Taxes Payable and Other Accrued Taxes in the Consolidated Balance Sheets were under (over) stated at April 30, 2005 and 2004 by $79,000 and ($248,000), respectively. Accumulated Deficit at May 1, 2002 in the accompanying financial statements has been increased by $2.2 million to reflect the impact of these errors in the fiscal years from 1999 to 2002. There was no net impact of the errors on the Accumulated Deficit at April 30, 2003.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	The Company has reviewed the accounting for the minority interest in Flow Autoclave and determined that it had incorrectly recorded minority interest based on pre-tax income rather than on after-tax income. In March 1999, the Company acquired a 51% interest in Flow Autoclave. The Company consolidated Flow Autoclave from that date until October 31, 2005 when the Company sold Flow Autoclave as discussed in Note 16. The impact of this error was that Other Income, net in the Consolidated Statements of Operations for the fiscal year ended April 30, 2005 was understated by $130,000. There was no impact in the fiscal years ended April 30, 2004 and 2003. The cumulative impact of this error since inception amounted to $1,216,000 through April 30, 2005. In addition, when the goodwill impairment charge of $765,000 was recorded for Flow Autoclave for fiscal 2005, the Company improperly allocated $383,000 of the charge to Minority Interest. Minority Interest in the Consolidated Balance Sheets was overstated at April 30, 2005 and 2004 by $833,000 and $1.1 million respectively. Accumulated Deficit at both May 1, 2003 and 2002 has been decreased by $1.1 million, while Minority Interest has been reduced by a like amount to adjust for the correction of the minority interest allocation in prior years.

The following items in the Consolidated Statements of Operations and Consolidated Balance Sheets have been restated as follows based on the items noted above for Amendments No. 2 and No. 1. Adjustments related to Amendment No. 1 are reflected in the balances in the “As Restated” column while Amendment No. 2 adjustments are reflected in the balances in the “As Further Restated” column. In addition, the final column in the table below also reflects the reclassification of the Company’s Avure Business as discontinued operations in the Consolidated Statements of Operations for the three years ended April 30, 2005, as discussed in Note 16 and represents the “As Reported” balances in the financial statements. The Consolidated Balance Sheet as of April 30, 2005 does not reflect discontinued operations treatment for the Avure Business as the Company has elected not to reclassify its balance sheets for this discontinued operation.

	Year ended April 30, 2005
	As previously reported	As Restated	As Further Restated	Reclassified for Discontinued Operations
Consolidated Statement of Operations
Sales	219,365	*	*	172,966
Cost of Sales	138,536	138,905	*	106,943
Gross Margin	80,829	80,460	*	66,023
Marketing Expenses	32,032	32,657	*	28,371
Research & Engineering Expenses	9,692	9,067	*	5,889
General & Administrative Expenses	26,783	26,988	*	22,849
Impairment Charge	—	9,064	*	—
Operating Income	11,460	1,822	*	8,291
Interest Expense	(19,995)	(20,559)	*	(20,342)
Other (Expense) Income, net	(81)	302	49	1,705
Loss Before Provision for Income Taxes	(8,459)	(18,278)	(18,531)	(10,240)
Provision for Income Taxes	(2,338)	(2,338)	(2,666)	(1,934)
Loss from Operations of Discontinued Operations	—	—	—	(9,023)
Net Loss	(10,797)	(20,616)	(21,197)	(21,197)
Net Loss per Share:
Basic and Diluted
Net Loss	(.61)	(1.16)	(1.19)	(1.19)

*	The restatements described above did not result in a restatement of this line item in this fiscal year from the Company’s previously reported financial statements.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended April 30, 2004
	As previously reported	As Restated	As Further Restated	Reclassified for Discontinued Operations
Consolidated Statement of Operations
Sales	177,609	*	*	132,861
Cost of Sales	112,382	*	*	82,803
Gross Margin	65,227	*	*	50,058
Marketing Expenses	28,422	*	*	22,843
Research & Engineering Expenses	10,651	*	*	5,873
General & Administrative Expenses	23,261	*	*	19,031
Restructuring Charges	3,256	*	*	2,468
Financial Consulting Charges	1,520	*	*	1,520
Operating Income	(1,883)	*	*	(1,677)
Interest Expense	(13,171)	*	*	(12,759)
Interest Income	386	*	*	137
Other Income, net	7,817	*	*	8,121
Loss Before Provision for Income Taxes	(6,851)	*	*	(6,178)
Provision for Income Taxes	(5,197)	*	(4,949)	(4,490)
Loss Before Discontinued Operations	(12,048)	*	(11,800)	(10,668)
Income (Loss) from Operations of Discontinued Operations	526	*	*	(606)
Net Loss	(11,522)	*	(11,274)	(11,274)
Net Loss per share:
Basic & Diluted
Net Loss	(0.75)	*	(0.73)	(0.73)

*	The restatements described above did not result in a restatement of this line item in this fiscal year from the Company’s previously reported financial statements.

	Year Ended April 30, 2003
	As previously reported	As Restated	As Further Restated	Reclassified for Discontinued Operations
Consolidated Statement of Operations
Sales	144,115	*	*	121,833
Cost of Sales	108,074	*	*	87,458
Gross Margin	36,041	*	*	34,375
Marketing Expenses	37,398	*	*	29,432
Research & Engineering Expenses	13,501	*	*	6,671
General & Administrative Expenses	23,026	*	*	18,784
Impairment Charges	10,815	*	*	7,145
Operating Income	(48,699)	*	*	(27,657)
Interest Expense	(11,848)	*	*	(11,360)
Interest Income	686	*	*	80
Other Income, net	3,000	*	*	5,947
Loss Before Provision for Income Taxes	(56,861)	*	*	(32,990)
Provision for Income Taxes	(12,603)	*	(10,429)	(10,975)
Loss Before Discontinued Operations	(69,464)	*	(67,290)	(43,965)
Loss from Operations of Discontinued Operations	(523)	*	*	(23,848)
Net Loss	(69,987)	*	(67,813)	(67,813)
Net Loss per share:
Basic & Diluted
Net Loss	(4.56)	*	(4.42)	(4.42)

*	The restatements described above did not result in a restatement of this line item in this fiscal year from the Company’s previously reported financial statements.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of April 30, 2005			As of April 30, 2004
	As previously reported	As Restated	As Further Restated	As previously reported	As Restated	As Further Restated
Consolidated Balance Sheets:
Receivables, net	42,781	38,325	*	44,860	39,006	*
Deferred Income Taxes	861	—	*	970	1,025	*
Prepaid Expenses	6,046	6,046	*	*	*	*
Total Current Assets	90,001	84,666	*	90,611	84,812	*
Goodwill	11,828	2,764	*	*	*	*
Deferred Income Taxes	—	1,532	*	*	*	*
Total Assets	131,334	118,467	*	135,071	129,272	*
Customer Deposits	15,062	10,606	*	10,181	4,327	*
Taxes Payable and Other Accrued Taxes	2,291	*	2,370	4,212	*	3,964
Deferred Income Tax Liability	—	609	*	—	55	*
Other Accrued Liabilities	10,189	10,481	*	*	*	*
Total Current Liabilities	81,988	78,433	78,512	99,671	93,817	93,569
Other Long-Term Liabilities	3,126	3,219	*	*	*	*
Total Liabilities	90,818	87,356	87,435	142,263	136,464	136,216
Minority Interest	2,784	2,401	1,568	2,360	*	1,273
Capital In Excess of Par	111,715	112,512	*	*	*	*
Accumulated Deficit	(70,762)	(80,581)	(79,827)	(59,965)	*	(58,630)
Total Shareholders’ Equity	37,732	28,710	29,464	(9,552)	*	(8,217)
Total Liabilities and Shareholder’s Equity	131,334	118,467	*	135,071	129,272	*

*	The restatements described above did not result in a restatement of this line item in this fiscal year from the Company’s previously reported financial statements.

Note 3—Private Investment in Public Equity

On March 21, 2005, in a Private Investment in Equity Securities Transaction (“PIPE Transaction”), the Company sold 17,473,118 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of $59.3 million. A unit consists of one share of the Company’s common stock and one warrant to buy 1/10th of a share of common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. Proceeds of the PIPE were used to pay down existing debt of $59.3 million, including all of the subordinated debt. Under terms of the PIPE Transaction, the Company is required to file an initial Form S-1 registration of the shares issued and issuable in the PIPE Transaction on or before May 20, 2005, which it completed on May 20, 2005, and is required to cause the Form S-1 to go effective on or before September 17, 2005. The Company is subject to cash penalties of $650,000 per month, if it fails to meet this date requirement. The Company subsequently amended the requirement to March 10, 2006. Under the terms of warrants previously issued to the senior and subordinated lenders, the Company is obligated to issue additional warrants if shares of common stock are issued for prices less than market price. Because the issuance price of the common stock of the PIPE Transaction was less than market value, the Company issued approximately 304,000 anti-dilution $0.01 warrants to its lenders. These warrants have a Black-Scholes value of approximately $1.7 million. The majority of the charges resulting from the issuance of the additional warrants, $1.6 million, were charged to interest expense in the fourth quarter of fiscal 2005 as the underlying debt associated with these warrants was retired in the fourth quarter of fiscal 2005. The remainder, $126,000 has been capitalized and is being amortized to interest expense through August 1, 2005.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19”), the fair value of the warrants issued under the PIPE Transaction have been reported initially as a liability due to the requirement to net-cash settle the transaction until the Company’s Form S-1 is declared effective. The reason for this treatment is that there are cash payment penalties of 1% of the gross proceeds per month ($650,000) should this Form S-1 not be declared effective by a certain date. Upon effectiveness of the Form S-1, these amounts will be reclassified into Capital in Excess of Par in the Equity section of the Consolidated Balance Sheet. The warrants have been valued at $6.4 million using the Black-Scholes method. The assumptions utilized in computing the fair value of the warrants were as follows: expected life of 3 years, estimated volatility of 63% and a risk free interest rate of 4.34%. The shares have been valued at $52.9 million, or the difference between the net proceeds and the value of the warrants. The warrants are considered a derivative financial instrument and will be marked to fair value quarterly until the Form S-1 is declared effective. Any changes in fair value of the warrants will be recorded through the Consolidated Statement of Operations as Other Income (Loss), net. The Company expensed $274,000 in the fourth quarter of fiscal 2005 associated with the fair value adjustment of the warrants. There was no fair value adjustment in any other periods presented.

Note 4—Warranty Obligations:

The Company’s obligations for warranty are accrued concurrently with the revenue recognized. The Company makes provisions for its warranty obligations based upon historical costs incurred for such obligations adjusted, as necessary, for current conditions and factors. Due to the significant uncertainties and judgments involved in estimating the Company’s warranty obligations, including changing product designs and specifications, the ultimate amount incurred for warranty costs could change in the near term from the current estimate.

The following table shows the fiscal 2005 and 2004 activity for the Company’s warranty accrual:

Accrued warranty balance as of April 30, 2003	$1,073
Accruals for warranties on fiscal 2004 sales	1,258
Warranty labor and materials provided in fiscal 2004	(1,127)

Accrued warranty balance as of April 30, 2004	1,204
Accruals for warranties on fiscal 2005 sales	1,507
Warranty labor and materials provided in fiscal 2005	(1,001)

Accrued warranty balance as of April 30, 2005	$1,710

Warranty accruals related to Discontinued Operations amounted to $286,000 and $202,000 as of April 30, 2005 and 2004, respectively.

Note 5—Derivative Financial Instruments:

The Company follows Statement of Financial Accounting Standards No. 133 (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company uses derivative instruments to manage exposures to foreign currency risks. The Company’s objective for holding derivatives is to minimize foreign currency fluctuation risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company does not enter into speculative hedges. Counterparties to the Company’s derivative financial instruments are credit worthy major financial institutions. The Company has not experienced any losses due to counterparty default.

Certain forecasted transactions and assets are exposed to foreign currency risk. The Company monitors its foreign currency exposures regularly to maximize the overall effectiveness of its foreign currency hedge positions. The currency hedged is the Swedish Krona and the transactions being hedged originated in one of the Company’s discontinued operations. As of April 30, 2005, the Company had $69,000 of net pre-tax unrealized losses on foreign currency cash flow hedges all of which is expected to be realized into earnings over the next 12 months when the associated transactions are recorded as revenue. The actual amounts realized will vary based on future changes in foreign currency rates. The fair value of the forward exchange contracts is estimated by obtaining market rates from selected financial institutions.

The total notional amount of the forward exchange contracts at April 30, 2005 is $12.6 million and these expire at various times through April 2006.

Hedge ineffectiveness, determined in accordance with FAS 133, had no impact on earnings for the years ended April 30, 2005, 2004 and 2003. No fair value hedges or cash flow hedges were derecognized or discontinued for the years ended April 30, 2005, 2004 and 2003.

Derivative gains and losses included in Other Comprehensive Loss (OCL) are reclassified into earnings each period as the related transactions are recognized into earnings. During the three years ended April 30, 2005, the amount transferred from OCL to Loss from Operations of Discontinued Operations was $43,000.

Note 6—Investments and Related Party Transactions:

In January 2004, the Company sold its investment in marketable securities of WGI Heavy Minerals for $3.3 million and realized a gain of $2.6 million on the transaction which is reflected in Other Income (Expense), net on the Consolidated Statement of Operations for the year ended April 30, 2004. All proceeds were used to pay down outstanding borrowings and permanently reduce the available borrowing capacity of the senior credit facility. In addition, the Company relinquished its seat on the Board of Directors of WGI Heavy Minerals. This investment was originally made to secure a long-term relationship with the Company’s supplier of its high quality garnet. Garnet is sold by the Company as a consumable used in abrasivejet cutting. All transactions with WGI Heavy Minerals were conducted on an arms-length basis at the then current market prices for garnet.

Arlen I. Prentice, a director, is Chief Executive Officer of Kibble & Prentice, Inc., a company that, together with its wholly owned subsidiary, provides insurance brokerage and employee benefits, administrative and consulting services to the Company. Payments by the Company to Kibble & Prentice, Inc. and such subsidiary for such services have totaled $1.0 million, $2.4 million and $2.1 million for the fiscal years ended April 2005, 2004 and 2003, respectively. Such payments were for various categories of insurance and included both the brokerage commissions and the premiums that Kibble & Prentice, Inc. passes on to the underwriter. Mr. Prentice abstains from participating in the approval of matters where he may have a conflict of interest.

Note 7—Receivables:

Receivables are recorded at the invoiced amount and most do not bear interest. For certain customers, the Company accepts an interest-bearing note receivable as payment. The allowance for doubtful accounts is the

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s best estimate of the amount of probable credit losses on existing receivables. The Company determines the allowance based on historical write-off experience and current economic data. The allowance for doubtful accounts is reviewed quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged against the allowance when the Company determines that it is probable the receivable will not be recovered. For notes receivable, the Company monitors the customers’ payment performance when evaluating the collectibility of the note, as well as whether or not to continue accruing interest income. The Company does not have any off-balance-sheet credit exposure related to our customers.

Receivables consist of the following:

	April 30,
	2005 (restated)	2004 (restated)
Trade Accounts Receivable	$37,157	$27,649
Unbilled Revenues	5,027	16,134

	42,184	43,783
Less Allowance for Doubtful Accounts	3,859	4,777

	$38,325	$39,006

Unbilled revenues do not contain any amounts which are expected to be collected after one year. Receivables from Discontinued Operations amounted to $11,831,000 and $16,029,000 as of April 30, 2005 and 2004, respectively.

Note 8—Inventories:

Inventories consist of the following:

	April 30,
	2005	2004
Raw Materials and Parts	$15,500	$14,849
Work in Process	4,799	6,223
Finished Goods	6,852	7,811

	27,151	28,883
Less Provision for Slow-Moving and Obsolete Inventories	2,933	2,499

	$24,218	$26,384

Inventories of Discontinued Operations amounted to $6,150,000 and $7,913,000 as of April 30, 2005 and 2004, respectively.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Property and Equipment:

Property and Equipment are as follows:

	April 30,
	2005	2004
Land and Buildings	$6,211	$5,881
Machinery and Equipment	34,442	34,368
Furniture and Fixtures	4,576	4,839
Leasehold Improvements	7,827	7,531
Construction in Progress	241	362

	53,297	52,981
Less Accumulated Depreciation and Amortization	40,663	38,781

	$12,634	$14,200

Property and Equipment of Discontinued Operations amounted to $1,680,000 and $3,067,000 as of April 30, 2005 and 2004, respectively.

The Company did not capitalize any interest for the year ended April 30, 2005 while, for the years ended April 30, 2004 and 2003, it capitalized interest of $8,000 and $115,000 respectively.

In accordance with FAS 144, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amounts of assets may not be recoverable. The carrying value of long-lived assets are assessed for impairment by evaluating future operating performance and expected undiscounted cash flows of the underlying assets. Adjustments are made if the estimated fair value is less than carrying value. Accordingly, actual results could vary significantly from such estimates. The Company’s review resulted in no impairment charges during the years ended April 30, 2005 and 2004 and charges of $3.7 million during the quarter ended April 30, 2003 related to the Avure Business which is included in Discontinued Operations.

Note 10—Long-Term Obligations, Notes Payable and Liquidity:

Long-term obligations are as follows:

	April 30,
	2005	2004
Subordinated Debt	$—	$41,875
Less Original Issue Discount on Subordinated Debt	—	(5,070)

Net Subordinated Debt	—	36,805
Credit Agreement	9,695	39,980
Term Loans Payable	5,921	1,336

	15,616	78,121
Less Current Portion	(9,912)	(40,040)

	$5,704	$38,081

Notes Payable	$3,531	$8,687

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Debt of Discontinued Operations amounted to $2,450,000 and $6,373,000 as of April 30, 2005 and 2004, respectively, and is included in Notes Payable.

On April 28, 2005 the Company entered into a Senior Credit Agreement with Bank of America N.A. and U.S. Bank N.A. (the “April Agreement”). The April Agreement provided a $30 million commitment expiring August 1, 2005. This expiration date is consistent with the agreement it replaced. The April Agreement gave the Company the ability to pay off its subordinated debt in its entirety, which it did on April 28, 2005. In addition, the April Agreement, similar to prior agreements, included a subjective acceleration clauses which permit the lenders to demand payment in the event of a material adverse change. This new senior debt agreement was similar to the previous senior credit agreement except for the following provisions:

•	Required the complete pay-off of subordinated debt

•	The interest rate was reduced from prime + 6% to LIBOR + 2.5%

•	The annualized cost of Letters of Credit was reduced from 5% to 2.5% of the face amount

•	The total commitment increased to $30 million, up from the Senior Credit Agreement commitment level of $25.1 million.

Prior to the April Agreement, we had amended our senior facility on July 28, 2004 which provided for a revolving line of credit of up to $42.7 million and an extension of the then existing credit agreement through August 1, 2005. The commitment reduced to $25.1 million at April 30, 2005 as a result of the PIPE. Interest rates under the credit facility are at the Bank of America’s prime rate in effect from time to time plus 4% and increase by one percentage point each quarter beginning November 1, 2004. The prime rate at April 30, 2005 was 5.75%. The Amendment also required a quarterly commitment fee of  1/2 of 1% (50 basis points) of the total commitment, and issuance of 150,000 detachable $.01 warrants as a fee.

On July 8, 2005, the Company signed a new three year credit agreement (“Agreement”). The Agreement provides for a revolving line of credit of up to $30.0 million with a maturity date of August 1, 2008 and is collateralized by a general lien on all of the Company’s assets. Interest rates under the Agreement are at LIBOR plus and at the Bank of America’s prime rate in effect from time to time. LIBOR and the prime rate at April 30, 2005 were 2.6% and 5.75%, respectively. The Agreement requires compliance with funded debt, tangible net worth and liquidity ratios. The Company also pays an annual letter of credit fee equal to 2.5% of the amount available to be drawn under each outstanding letter of credit. The annual letter of credit fee is payable quarterly in arrears. In addition, the New Credit Agreement, similar to prior agreements, includes a subjective acceleration clauses which permit the lenders to demand payment in the event of a material adverse change.

The Company makes use of its credit facility to fund its operations during the course of the year. In fiscal 2005, the Company borrowed an aggregate of $52.3 million on the credit facility while repaying $82.6 million. In fiscal 2004 and 2003, the Company borrowed an aggregate of $30.0 million and $53.2 million, respectively, on the credit facility while repaying $46.5 million and $52.0 million, respectively. As of April 30, 2005, the Company had $12.7 million of domestic unused line of credit. The process whereby the Company’s current excess cash receipts directly reduce the outstanding senior credit facility balance combined with material adverse change language discussed below, results in the balance outstanding being classified as a current liability.

In May 2001, the Company signed a $35 million subordinated debt agreement with The John Hancock Life Insurance Company and affiliated entities (“Hancock”). The agreement as previously amended requires semi-annual interest only payments at 15% and two equal principal payments due on April 30, 2007, and April 30, 2008. In addition, the Company issued 859,523 warrants to purchase Flow common stock at $.01 per share to Hancock. The value of the warrants relative to the total value of the transaction was 21% or $7.3 million which

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was recorded to Capital in Excess of Par. Accordingly, the value assigned to the warrants results in a discount to the carrying value of the Long-Term Obligations in the accompanying Consolidated Balance Sheets. The debt discount is amortized over the term of the debt by the effective interest method and the fully vested warrants expire on April 30, 2008. As of April 30, 2003, Hancock had agreed to defer required semi-annual interest payments, beginning with April 30, 2003, until April 30, 2004, which total $6.9 million. On July 28, 2004, Hancock amended the agreement to continue to defer interest through April 30, 2005, which totals an additional $5.3 million. All deferred and capitalized payments accrue interest at the rate of 15%.

On April 28, 2005, the Company repaid all principal, deferred interest as well as accrued interest, totaling $48.9 million. In conjunction with the pay-off, the Company wrote off the remaining unamortized debt discount of $4.3 million to Interest Expense, net in fiscal 2005.

The Company was in compliance with all covenants during fiscal 2005.

The Company has been able to satisfy its needs for working capital and capital expenditures, due in part to its ability to access adequate financing arrangements. The Company expects that operations will continue, with the realization of assets and discharge of liabilities in the ordinary course of business. Compliance with amended future debt covenants for the credit agreement requires the Company to meet its operating projections, which include achieving certain revenues and consistent operating margins. If the Company is unable to comply with its debt covenants and the Company’s lenders are unwilling to waive or amend the debt covenants, amounts owed under the Company’s credit agreement would become current, and the Company would be required to seek alternative financing.

The Company has five unsecured credit facilities in Taiwan with a commitment totaling 268 million New Taiwanese Dollars (US $8.5 million at April 30, 2005), bearing interest at rates ranging from 1.8% to 2.77% per annum. The credit facilities have maturities between 12 and 36 months and can be extended for like periods, as needed, at the bank’s option. At April 30, 2005, the balance outstanding under these credit facilities amounts to US$2.4 million, $1.1 million of which is shown under Notes Payable while the remaining $1.3 million is classified under Term Loans Payable.

The Company has also obtained a seven-year collateralized long-term loan, expiring in 2011, in the amount of 145 million New Taiwanese Dollars (US$4.6 million at January 31, 2005) bearing interest at an annual rate of 2.75%. The loan is collateralized by the Company’s recently completed manufacturing facility. In June 2004, the Company borrowed $4.1 million against this facility and repatriated $3.5 million to the U.S. to reduce amount outstanding under the senior credit facility. The balance of $4.4 million at April 30, 2005 is included in Term Loans Payable.

Notes Payable also include borrowings under a $3.5 million (25 million Swedish Krona) Avure AB line of credit which is collateralized by trade accounts receivable and inventory, at an interest rate of Swedish prime (3.4% at April 30, 2005) plus 0.75%. The line of credit expires annually on December 31 and is renewable in yearly increments at the bank’s option. As of April 30, 2005, Avure AB has borrowed approximately $2.5 million under this line of credit and has approximately $1.0 million available under this credit facility.

Principal payments under all debt obligations for the next four years are as follows: $3,649,000 in 2006, $1,978,000 in 2007, $10,505,000 in 2008, $832,000 in 2009, $855,000 in 2010 and $1,328,000 thereafter. The 2006 amount differs from the current portion presented on the Consolidated Balance Sheet at April 30, 2005 because of the current classification of the Credit Agreement.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Income Taxes:

The components of consolidated (loss) income before income taxes and the provision for income taxes are as follows:

	Year Ended April 30,
	2005 (restated)	2004 (restated)	2003 (restated)
(Loss) Income Before Provision (Benefit) for Income Taxes:
Domestic	$(20,161)	$(14,260)	$(18,974)
Foreign	9,921	8,082	(14,016)

Total	$(10,240)	$(6,178)	$(32,990)

The provision for income taxes comprises:

	Year Ended April 30,
	2005 (restated)	2004 (restated)	2003 (restated)
Current:
Domestic	$—	$—	$—
State and Local	(18)	87	68
Foreign	1,952	4,011	1,072

Total	1,934	4,098	1,140
Deferred	—	392	9,835

Total	$1,934	$4,490	$10,975

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net deferred tax assets (liabilities) comprise the following:

	April 30, 2005 (restated)	April 30, 2004 (restated)
Current:
Accounts receivable allowances	$320	$331
Inventory capitalization	164	103
Obsolete inventory	602	613
Vacation accrual	237	262
Net operating loss carryover	923	537
Unrealized gain	—	433
Business tax credits	423	193

Current Deferred Tax Assets	2,669	2,472
Unrealized loss	(1,639)	—
Valuation allowance	(1,639)	(1,447)

Total Current Deferred Taxes	(609)	1,025

Long-Term:
Fixed assets	—	520
Net operating loss carryover	32,836	19,369
Goodwill	393	554
State and foreign taxes	127	—
AMT credits	564	564
Unrealized loss	—	—
All other	877	1,909

Long-Term Deferred Tax Asset	34,797	22,916
Fixed assets	(58)	—
State and foreign taxes	—	(491)
Valuation allowance	(33,207)	(22,480)

Total Long-Term Deferred Taxes	1,532	(55)

Total Net Deferred Tax Assets	$923	$970

A reconciliation of income taxes at the federal statutory rate to the provision for income taxes from continuing operations is as follows:

	Year Ended April 30,
	2005 (restated)	2004 (restated)	2003 (restated)
Income taxes at federal statutory rate	(34.0)%	(34.0)%	(34.0)%
Extra territorial income exclusion	—	—	(0.6)
Foreign tax rate differences	(2.4)	10.4	1.8
Change in valuation allowances	58.8	(49.3)	63.9
State and local tax rate differences	0.3	0.9	0.1
Original issue discount amortization	(8.4)	5.6	0.9
Non deductible meals	0.1	0.6	0.2
Foreign earnings not previously subject to U.S. tax	—	108.2	—
Foreign withholding taxes	2.1	28.2	—
Minimum tax	—	0.0	—
Impairment charge	1.3	—	—
Other	1.1	2.1	1.0

Income tax provision	18.9%	72.7%	33.3%

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of April 30, 2005, the Company had approximately $60.9 million of domestic net operating loss carryforwards to offset certain earnings for federal income tax purposes. These net operating loss carryforwards expire between fiscal 2022 and fiscal 2024. Net operating loss carryforwards in foreign jurisdictions amount to $28.2 million and do not expire.

In fiscal 2003, due a recent history of losses and uncertainty of future earnings, the Company provided a full valuation allowance against its domestic net operating losses and certain foreign net operating losses. Further, the Company placed a valuation allowance against certain other deferred tax assets based on the expected reversal of both deferred tax assets and liabilities. As a result, the total valuation allowance against deferred tax assets was increased by $25.2 million in fiscal 2003.

Since 2003, the Company has provided a full valuation allowance against its domestic net operating losses and certain foreign net operating losses. The Company also placed a valuation allowance against certain other deferred tax assets based on the expected reversal of both deferred tax assets and liabilities. During 2005, the valuation allowance was increased by $10.9 million for net operating losses and other deferred tax assets realized this year.

In years prior to fiscal 2004 a provision was not made for U.S. income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries. In the fourth quarter of fiscal 2004, the Company was no longer able to permanently defer foreign earnings as a result of changes in financing arrangements. As a result, the Company recorded a liability for withholding taxes payable on future repatriation of historical foreign earnings as of April 30, 2005 and 2004, of $217,000 and a $1.7 million respectively. In June 2004 and February 2005, the Company repatriated $3.5 million and $1.3 million, respectively, from certain foreign subsidiaries and plans to continue to repatriate additional earnings in the future as a result of foreign asset collateral requirements and the amended credit agreements discussed in Note 9.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. Although the deduction is subject to a number of limitations and, as of today, significant uncertainty remains as to how to interpret numerous provisions in the Act, the Company believes that it has the information necessary to make an informed decision on the impact of the Act on its repatriation plans. Based on that decision, the Company does not plan to repatriate extraordinary dividends, as defined in the Act, during the qualified period ended June 30, 2006 and accordingly has not recorded an additional tax liability as of April 30, 2005.

Note 12—Stock Options:

The Company has stock options outstanding under various option plans described as follows:

1987 Stock Option Plan for Nonemployee Directors (the “1987 Nonemployee Directors Plan”). Approved by the Company’s shareholders in September 1987, the 1987 Nonemployee Directors Plan, as subsequently amended, provided for the automatic grant of nonqualified options for 10,000 shares of Company common stock to a nonemployee director when initially elected or appointed, and the issuance of 10,000 options annually thereafter during the term of directorship. There are no further options being granted under this plan.

1991 Stock Option Plan (the “1991 SO Plan”). The 1991 SO Plan was adopted in October 1991 and amended in August 1993. Incentive and nonqualified stock options up to 700,000 shares may be issued under this plan.

1995 Long-Term Incentive Plan (the “1995 LTI Plan”). The 1995 LTI Plan was adopted in August 1995. In fiscal 2000, the 1995 LTI Plan was amended to increase the number of shares available for grant to 3,350,000 shares.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All options become exercisable upon a change in control of the Company. Options generally have a two-year vesting schedule, and are generally granted with an exercise price equal to the fair market value of the Company’s common stock on the date of grant. The maximum term of options is 10 years from the date of grant. During late fiscal 1999 and early fiscal 2000, the Board of Directors of the Company approved options for 272,171 shares which were priced at fair value on the dates of Board approval, subject however to shareholder approval of a planned increase in the shares available under the 1995 LTI Plan. The grant date for these options occurred at the August 1999 shareholder meeting. Based upon the difference in fair value between the option strike price approved by the Board of Directors approval date and the fair value of the shares at the grant date, compensation expense of $0, $0 and $93,000 and was recorded during fiscal 2005, 2004 and 2003, respectively. As of April 2005 these options were fully vested. All subsequent grants of options were fully authorized at date of grant.

The following chart summarizes the status of the options at April 30, 2005, which expire at various times through 2014:

	1987 Nonemployee Directors Plan	1991 SO Plan and 1995 LTI Plan	Total
Number of options outstanding	454,125	1,580,421	2,034,546
Number of options vested	454,125	1,452,878	1,907,003
Average exercise price per share of options outstanding	$10.26	$8.85	$9.20

The weighted-average fair values at the date of grant for options granted in fiscal 2005, 2004 and 2003 were estimated using the Black-Scholes option-pricing model, based on the following assumptions: (i) no expected dividend yields for fiscal years 2005, 2004 and 2003; (ii) expected volatility rates of 62.7%, 61.8% and 58.9% for fiscal 2005, 2004 and 2003, respectively; and (iii) expected lives of six years for fiscal 2005, 2004 and 2003. The risk-free interest rate applied to fiscal 2005, 2004 and 2003 was 3.8%, 3.9% and 3.7%, respectively.

The following table summarizes information about stock options outstanding at April 30, 2005:

Range of Exercise Prices	Number Outstanding at April 30, 2005	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at April 30, 2005	Weighted- Average Exercise Price
$2.00 – $7.99	306,890	7.56 years	$4.07	183,347	$4.01
$8.00 – $10.00	704,741	2.96 years	8.99	704,741	8.99
$10.01 – $12.25	1,022,915	4.74 years	10.82	1,018,915	10.82

Total:	2,034,546	4.62 years	$9.20	1,907,003	$9.49

The following table presents the stock option activity for the years ended April 30:

	2005		2004		2003
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding—beginning of year	2,089,412	$9.05	2,500,682	$9.26	3,262,185	$9.62
Granted during the year:	21,250	5.92	42,500	2.10	263,140	3.68
Exercised during the year:	(44,375)	2.55	—	—	(77,000)	5.38
Forfeited during the year:	(31,741)	8.05	(453,770)	9.53	(947,643)	9.27

Outstanding, end of year	2,034,546	$9.20	2,089,412	$9.05	2,500,682	$9.26
Exercisable, end of year	1,907,003	$9.49	1,875,299	$9.65	2,049,636	$9.87
Weighted Average fair value of options granted during each period:		$3.59		$1.26		$2.14

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal 2005, 2004 and 2003 the Company recorded non-cash compensation expense of $1.6 million, $763,000 and $284,000, respectively, related to various compensatory arrangements which provide common stock or restricted stock units, rather than options, to the Board of Directors and executive management.

The table below presents the expense components related to the various common stock arrangements for employees and Directors for the three years ended April 30, 2005.

	Year Ended April 30,
	2005 (restated)	2004	2003
Accrual for annual compensatory stock award to Board members	$247	$270	$—
Executive employment and retention contracts	1,338	493	284

	$1,585	$763	$284

The non-employee Board of Directors are eligible to receive and are granted an annual $30,000 each worth of common stock.

In July 2003, the Company entered into retention agreements with certain key executives which entitles them to cash payments as well as stock grants that vest on December 31, 2006. 350,000 shares have been granted. The related expense is being recognized through 2006.

In fiscal 2004, the Company implemented an incentive compensation program which pays executive management 50% in cash and 50% in common stock upon achievement of certain performance targets. The Company issued 343,000 shares in fiscal 2005 for the payout of the fiscal 2004 plan.

The January 2003 employment agreement with the CEO provides for annual restricted stock grants of 45,000 shares. These restricted stock grants vest on the earlier of the achievement of yearly performance targets or 10 years.

Note 13—Voluntary Pension and Salary Deferral Plan:

The Company has a 401(k) savings plan in which employees may contribute a percentage of their compensation. At its discretion, the Company may make contributions based on employee contributions and length of employee service. In October 2002, the Company discontinued its discretionary match to employees. Company contributions and expenses under the plan for the years ended April 30, 2005, 2004, and 2003 were $0, $0 and $452,000 respectively.

Note 14—Preferred Share Rights Purchase Plan:

On June 7, 1990 the Board of Directors of the Company adopted a Preferred Share Rights Purchase Plan, which Plan was amended and restated as of September 1, 1999. Pursuant to the Plan a Preferred Share Purchase Right (a “Right”) is attached to each share of Company common stock. The Rights will be exercisable only if a person or group acquires 10% or more of the Company’s common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of the common stock. Each Right entitles shareholders to buy one one-hundredth of a share of Series B Junior Participating Preferred Stock (the “Series B Preferred Shares”) of the Company at a price of $45. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase a number of the acquiring company’s common shares having a value equal to twice the exercise price of the Right. If a person or group acquires 10% or more of the Company’s outstanding common stock, each Right will entitle its holder (other than

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

such person or members of such group) to receive, upon exercise, a number of the Company’s common shares having a value equal to two times the exercise price of the Right. Following the acquisition by a person or group of 10% or more of the Company’s common stock and prior to an acquisition of 50% or more of such common stock, the Board of Directors may exchange each Right (other than Rights owned by such person or group) for one share of common stock or for one one-hundredth of a Series B Preferred Share. Prior to the acquisition by a person or group of 10% of the Company’s common stock, the Rights are redeemable, at the option of the Board, for $.0001 per Right. The Rights expire on September 1, 2009. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the earnings of the Company.

Effective October 29, 2003, Flow International Corporation amended its Preferred Share Purchase Rights Plan and the Rights issued pursuant to the Plan. The amendment modifies the definition of “Acquiring Person” to exclude certain persons who inadvertently acquire in excess of 10% of the outstanding common shares if such person enters into a standstill agreement in form and substance satisfactory to the Company and agrees to divest a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person within no more than one year from the date of such agreement.

The amended terms of the Rights are set forth in the Amendment No. 1 dated as of October 29, 2003 between Flow International Corporation and Mellon Investor Services LLC to the Amended and Restated Rights Agreement dated as of September 1, 1999 between Flow International Corporation and Mellon Investor Services LLC. The Amended and Restated Rights Agreement is otherwise unchanged.

Note 15—Commitments and Contingencies:

Lease Commitments

The Company rents certain facilities and equipment under agreements treated for financial reporting purposes as operating leases. The majority of leases currently in effect are renewable for periods of two to five years. Rent expense from continuing operations under these leases was approximately $2.4 million, $2.9 million, and $4.4 million for the years ended April 30, 2005, 2004 and 2003, respectively. Rent related to Discontinued Operations amounted to $1.7 million, $2.0 million and $1.7 million for the years ended April 30, 2005, 2004 and 2003, respectively.

Future minimum rents payable under operating leases for years ending April 30 are as follows:

Year Ending April 30,
2006	$3,716
2007	3,464
2008	2,814
2009	1,851
2010	1,773
Thereafter	4,096

$17,714

Amounts above include future minimum rents payable of $1,483,000, $1,115,000, $877,000, $146,000 and $71,000 for fiscal 2006, 2007, 2008, 2009 and 2010, respectively, related to the Company’s Discontinued Operations.

Product Liability

The Company has been subject to product liability claims primarily through a former subsidiary that was sold in September 1997. To minimize the financial impact of product liability risks and adverse judgments, product liability insurance has been purchased in amounts and under terms considered acceptable to management.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At any point in time covered by these financial statements, there are outstanding product liability claims against the Company, and incidents are known to management that may result in future claims. Management, in conjunction with internal legal counsel, as well as external counsel, periodically evaluates the merit of all claims, including product liability claims, as well as considering unasserted claims. The Company aggressively defends itself when warranted and applies the accounting and disclosure criteria of FAS 5, “Accounting for Contingencies” when evaluating its exposure to all claims.

Recoveries, if any, may be realized from indemnitors, codefendants, insurers or insurance guaranty funds. Management, based on estimates provided by the Company’s legal counsel on such claims, believes its insurance coverage is adequate.

Legal Proceedings

On November 18, 2004, Omax Corporation (“Omax”) filed suit against the Company alleging that the Company’s products infringe on Omax’s patents. The suit also seeks to have a specific patent held by the Company declared invalid. The Company filed its response on December 8, 2004. In its answer, the Company asserts that it does not infringe Omax’s patents and Omax’s patents are invalid and unenforceable. In its counterclaim, the Company seeks damages from Omax for violation of antitrust laws and injunctive relief and damages for infringement of the Company’s patent. Although the Omax suit seeks damages of over $100 million, the Company believes Omax’s claims are without merit and intends not only to contest Omax’s allegations of infringement but also to vigorously pursue its claims with regard to its own patent. Accordingly, the Company has not provided any loss contingency accrual related to the Omax lawsuit as of April 30, 2005. The Company will incur legal expenses as part of this lawsuit and will expense them as incurred. While an exact amount of legal fees is not known at this time, the total fees are expected to be more than $1 million over the next year to two years.

Other

During fiscal 2003, the Company was required to repurchase a previously sold industrial press from a bankrupt customer and the Company recorded a charge of $760,000. During the year ended April 30, 2004, the Company sold this industrial press to an unrelated party.

Note 16—Discontinued Operations:

The Company reported one of its subsidiaries as a discontinued operation as of April 30, 2003. This wholly owned subsidiary of the Company was involved in the decommissioning of oil wells. On May 16, 2003, the Company consummated the sale of the subsidiary’s assets, recording proceeds of $1.8 million and a gain on the sale (net of tax) of approximately $650,000. The Company retains no future interest in the subsidiary. The Company segregated this subsidiary’s assets as assets of discontinued operations on the April 30, 2003 Consolidated Balance Sheet and presented the subsidiary’s results of operations as discontinued operations, net of applicable taxes, on the Consolidated Statement of Operations for the three years ended April 30, 2005.

The operating results of these discontinued operations, for the each of three years ended April 30, 2005, are summarized below (in thousands):

	Year Ended April 30:
	2005	2004	2003
Net sales	$—	$—	$1,215
Loss before tax	—	(188)	(792)
Income tax benefit	—	64	269
Net loss	—	(124)	(523)

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amendment No. 2

During the second quarter of fiscal 2006, the Board of Directors approved the Company’s plan to sell certain of its non-core businesses as a result of the strategy to divest itself of operations that are not part of its core ultra-high-pressure water pump business. On September 30, 2005, the Company entered into an agreement to divest its General Press operations, which consist of the North America Press and the International Press segments, as well as the non-ultrahigh-pressure portion of the Food segment. The ultrahigh-pressure portion of the Food segment has been included in North America Waterjet on a go-forward basis. The disposed business, collectively hereafter referred to as the Avure Business, was acquired by Quintus Holdings, LLC, an affiliate of Gores Technology Group, LLC (“Gores”), a Los Angeles-based private equity firm. On October 31, 2005, the Company consummated the sale. The consideration included cash of $6 million (less a working capital adjustment of $951,000) which was received on November 1, 2005, and a promissory note of $8 million payable 90 days after closing at a simple interest rate of 10% per annum. In addition, the Company received a promissory note of $2 million payable at 3 years after closing at a simple interest rate of 6% per annum. The $2 million promissory note was reduced by 50% of the pension balance of the International Press segment as of October 31, 2005 or $687,500. The Company recorded a loss of $1.1 million, net of income taxes of $334,000, on the sale.

The Company has classified the financial results of its Avure Business as discontinued operations on the Consolidated Statement of Operations for the all periods presented.

Summarized financial information for the discontinued operations of the Avure Business is set forth below (dollars in thousands):

	Year Ended April 30,
	2005	2004	2003
Net sales	$46,399	$44,748	$22,282
Loss before income taxes	(8,292)	(673)	(23,871)
Income tax (provision) benefit	(731)	(459)	546
Net loss from discontinued operations	(9,023)	(1,132)	(23,325)

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Restructuring and Financial Consulting Charges:

Since May 2003, the Company has been executing a plan intended to return it to profitability through reductions in headcount, consolidation of facilities and operations, and closure or divestiture of selected operations.

The following table summarizes accrued restructuring activity for fiscal 2004 and 2005 (in thousands):

	North America Waterjet		Other International Waterjet			Other Waterjet	Discontinued Operations			Consolidated
	Facility Exit Costs	Other	Severance Benefits	Facility Exit Costs	Other	Severance Benefits	Severance Benefits	Facility Exit Costs	Other	Severance Benefits	Facility Exit Costs	Other	Total
Q1 restructuring charge	$–	$–	$248	$–	$–	$–	$–	$–	$–	$248	$–	$–	$248
Q1 cash payments	–	–	(128)	–	–	–	–	–	–	(128)	–	–	(128)

Balance, July 31, 2003	–	–	120	–	–	–	–	–	–	120	–	–	120
Q2 restructuring charge	–	113	(120)	105	302	–	201	191	65	81	296	480	857
Q2 cash payments	–	(113)	–	–	(47)	–	–	–	(65)	–	–	(225)	(225)
Q2 charge-offs	–	–	–	–	(255)	–	–	–	–	–	–	(255)	(255)

Balance, October 31, 2003	–	–	–	105	–	–	201	191	–	201	296	–	497
Q3 restructuring charge	407	109	–	85	484	89	–	–	61	89	492	654	1,235
Q3 cash payments	(270)	(99)	–	(14)	–	–	(121)	–	(61)	(121)	(284)	(160)	(565)
Q3 charge-offs	–	(10)	–	(85)	(484)	–	–	–	–	–	(85)	(494)	(579)

Balance, January 31, 2004	137	–	–	91	–	89	80	191	–	169	419	–	588
Q4 restructuring charge	15	376	–	255	–	–	234	–	36	234	270	412	916
Q4 cash payments	(13)	(90)	–	(13)	–	(89)	(70)	–	(36)	(159)	(26)	(126)	(311)
Q4 charge-offs	–	(286)	–	–	–	–	–	–	–	–	–	(286)	(286)

Balance, April 30, 2004	139	–	–	333	–	–	244	191	–	244	663	–	907
Q1 restructuring charge	–	–	–	–	–	–	–	–	–	–	–	–	–
Q1 cash payments	(9)	–	–	(4)	–	–	(68)	(3)	–	(68)	(16)	–	(84)

Balance, July 31, 2004	130	–	–	329	–	–	176	188	–	176	647	–	823
Q2 restructuring charge		–	–	–	–	–	–	–	–	–	–	–	–
Q2 cash payments	(9)	–	–	(4)	–	–	(64)	(3)	–	(64)	(16)	–	(80)

Balance, October 31, 2004	121	–	–	325	–	–	112	185	–	112	631	–	743
Q3 restructuring charge	–	–	–	–	–	–	120	119	–	120	119	–	239
Q3 cash payments	(9)	–	–	(10)	–	–	(56)	(42)	–	(56)	(61)	–	(117)

Balance, January 31, 2005	112	–	–	315	–	–	176	262	–	176	689	–	865
Q4 restructuring charge	–	–	–	–	–	–	–	–	–	–	–	–	–
Q4 cash payments	(9)	–	–	(31)	–	–	(89)	(20)	–	(89)	(60)	–	(149)

Balance, April 30, 2005	$103	$–	$–	$284	$–	$–	$87	$242	$–	$87	$629	$–	$716

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recorded net restructuring charges from continuing operations of $2.5 million during the year ended April 30, 2004. The Company evaluated the workforce and skill levels necessary to satisfy the expected future requirements of the business. As a result, the Company implemented plans to eliminate redundant positions and realign and modify certain roles based on skill assessments. The Company recorded net restructuring charges of $652,000 in employee severance related costs for approximately 48 individuals including $435,000 of severance costs related to Discontinued Operations. The fiscal 2004 reductions in the global workforce were made across manufacturing, engineering as well as general and administrative functions within the Company. The Company has also recorded $1,058,000 of facility exit costs for the year ended April 30, 2004 primarily as a result of consolidating its two Kent facilities into one facility and vacating the manufacturing warehouse portion of its Flow Europe facility. In addition, the Company scrapped obsolete parts, returned surplus parts to vendors or sold parts to third parties, which totaled $1,546,000 and is included as charge-offs above, in conjunction with the shutdown of its manufacturing operation in Europe and standardization of its product line.

During the year ended April 30, 2005, the Company closed its sales and marketing office for one of its Discontinued Operations and terminated two employees. In connection with this restructuring, the Company accrued lease termination costs, net of expected sublease income, of $119,000 which will be paid over two years and severance benefits of $120,000 which will be paid over the next six months. The Company completed its restructuring program by April 30, 2005.

The remaining accrued severance costs in Discontinued Operations of $87,000 as of April 30, 2005 will be paid over the next three months and the remaining accrued facility exit costs for all segments other than the Avure Business of $387,000, which consist of long-term lease commitments, net of expected sublease income, will be paid primarily over the next several years.

During the year ended April 30, 2005 and 2004, we incurred $.6 million and $1.5 million, respectively, of professional fees associated with the restructuring of our debt in July 2004 and July 2003, respectively. These costs were evaluated under EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements”, and as they were either expenses related to potential senior debt financing with lenders that did not occur, or they related to expenses associated with our subordinated debt and did not result in increase in the facility, they were expensed.

Note 18—Operating Segment and Geographical Information:

The Company has determined that its operating segments are those based upon the manner in which internal financial information is produced and evaluated by the chief operating decision maker (the Company’s Chief Executive Officer). Additionally, certain geographical information is required regardless of how internal financial information is generated.

The Company has identified four reportable segments. These segments, North America Waterjet, Asia Waterjet, Other International Waterjet and Other (together known as Waterjet), utilize the Company’s released pressure technology. The Waterjet operation includes cutting and cleaning operations, which are focused on providing total solutions for the aerospace, automotive, job shop, surface preparation and paper industries. Segment operating results are measured based on operating income (loss).

The Company previously had seven reportable segments. On October 31, 2005, the Company sold the three segments that comprise the Avure Business: North America Press, International Press and the non ultrahigh-pressure portion of Food. The ultrahigh-pressure portion of Food is not significant and is currently included in North America Waterjet. See Note 16 for additional information.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents information about the reported operating (loss) income and assets of the Company for the years ended April 30, 2005, 2004 and 2003.

	Waterjet				Eliminations**	Total
	North America Waterjet	Asia Waterjet	Other International Waterjet	Other
2005
External sales	$82,381	$25,505	$34,530	$30,550		$172,966

Operating (loss) income (restated)*	$1,939	$6,247	$552	$(307)	$(140)	$8,291

Goodwill (restated)*	$2,463	$301				$2,764

Total assets (restated)*	$84,088	$28,967	$19,812	$9,855	$(24,255)	$118,467

2004
External sales	$59,044	$20,502	$28,160	$25,155		$132,861

Operating (loss) income	$(4,871)	$5,299	$(2,908)	$335	$468	$(1,677)

Goodwill	$2,463	$301			$8,496	$11,260

Total assets (restated)*	$87,988	$27,587	$17,935	$12,265	$(16,503)	$129,272

2003
External sales	$53,995	$17,667	$23,279	$26,892		$121,833

Operating income (loss)	$(7,198)	$3,433	$(16,476)	$(8,503)	$1,087	$(27,657)

Goodwill	$2,463	$301			$7,973	$10,737

Total assets (restated)*	$107,448	$20,658	$30,190	$13,154	$(24,362)	$147,088

*	Contains restated balances as of April 30, 2005, 2004 and 2003 and for the year ended April 30, 2005.
**	Includes goodwill of the Avure Business of $8,496 and $7,973 as of April 30, 2004 and 2003, respectively and total assets of the Avure Business of $56,733, $62,293 and $64,617 as of April 30, 2005, 2004 and 2003, respectively.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the Company’s operations and other financial information by geographical region:

	United States	Europe	Asia	Other Foreign	Adjustments & Eliminations	Consolidated
Fiscal 2005
Sales:
Customers(1)	$99,343	$30,707	$25,505	$17,411	$—	$172,966
Inter-area(2)	19,797	478	928	1,725	(22,928)	—

Total sales	$119,140	$31,185	$26,433	$19,136	$(22,928)	$172,966
Long-Lived Assets (restated)	$12,776	$13,426	$6,941	$658		$33,801
Fiscal 2004
Sales:
Customers(1)	$74,805	$24,550	$20,502	$13,004	$—	$132,861
Inter-area(2)	13,291	2,358	1,214	365	(17,228)	—

Total sales	$88,096	$26,908	$21,716	$13,369	$(17,228)	$132,861
Long-Lived Assets	$12,355	$24,276	$7,068	$761		$44,460
Fiscal 2003
Sales:
Customers(1)	$66,931	$21,563	$17,666	$15,673	$—	$121,833
Inter-area(2)	12,190	219	1,166	72	(13,647)	—

Total sales	$79,121	$21,782	$18,832	$15,745	$(13,647)	$121,833
Long-Lived Assets	$17,455	$25,094	$3,172	$999		$46,720

(1)	U.S. sales to unaffiliated customers in foreign countries were $6.7 million, $9.0 million, and $5.0 million in fiscal 2005, 2004, and 2003, respectively.
(2)	Inter-area sales to affiliates represent products that were transferred between geographic areas at negotiated prices, which are consistent with the terms sales to third parties, that is, at current market prices. These amounts have been eliminated in the consolidation.

Note 19—New Accounting Pronouncements

During October 2004, the FASB ratified the consensus reached by the EITF with respect to EITF Issue No. 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds (EITF 04-10), which clarifies the guidance in paragraph 19 of FAS No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS No. 131). According to EITF 04-10, operating segments that do not meet the quantitative thresholds can be aggregated under paragraph 19 only if aggregation is consistent with the objective and basic principle of FAS No. 131, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in items (a)-(e) in paragraph 17 of FAS No. 131. The FASB staff is currently working on a FASB Staff Position (FSP) to provide guidance in determining whether two or more operating segments have similar economic characteristics. The effective date of EITF 04-10 has been delayed in order to coincide with the effective date of the anticipated FSP, with early application is permitted. The adoption of EITF 04-10 is not expected to have an impact on the Company’s Consolidated Financial Statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs—an Amendment of ARB No. 43, Chapter 4.” This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage, requiring these items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and will become effective for the Company beginning in May 2006. The full impact that the adoption of this statement will have on the Company’s financial position and results of operations has not yet been determined.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment (Revised 2004).” This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company’s equity instruments or liabilities that are based on the fair value of the company’s equity securities or may be settled by the issuance of these securities. SFAS 123R eliminates the ability to account for share-based compensation using APB 25 and generally requires that such transactions be accounted for using a fair value method. The provisions of this statement are effective for financial statements issued for the first interim or annual period beginning after June 15, 2005 and will become effective for the Company beginning with the second quarter of the fiscal 2006 year. The Company has not yet determined which transition method it will use to adopt SFAS 123R. The full impact that the adoption of this statement will have on the Company’s financial position and results of operations will be determined by share-based payments granted in future periods.

In March 2005, the FASB issued FASB Staff Position (FSP) FIN 46(R)-5, Implicit Variable Interests Under FIN 46(R). FSP FIN 46(R)-5 states that a reporting entity should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or in a potential VIE. If the aggregate of the explicit and implicit variable interests held by the reporting entity and its related parties would, if held by a single party, identify that party as the primary beneficiary, the party within the group most closely associated with the VIE should be deemed the primary beneficiary. The guidance of FSP FIN 46(R)-5 is effective for the reporting period beginning after March 3, 2005. The Company is currently evaluating the impact of FSP FIN 46(R)-5, but does not believe it will have a material impact on its Consolidated Financial Statements.

In March 2005, the FASB also issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated FIN 47 is effective for no later than the end of fiscal years ending after December 15, 2005. The Company does not expect the adoption of FIN 47 to have a material effect on its Consolidated Financial Statements.

Note 20—Subsequent Events:

Flow Robotics Systems -

In an effort to control costs and to focus on the core UHP waterjet systems, on June 2, 2005, the Company announced that it had expanded its strategic relationship with Motoman, Inc. to deliver standard, pre-engineered robotic waterjet cutting solutions to the automotive industry. The relationship means that Motoman, Inc. will be the primary sales contact with the end user for standard systems and the Company will sell UHP pumps and parts to Motoman, Inc. to be integrated into the pre-engineered robotic cutting system. At the same time, the Company announced that, in order to realign its resources with this new strategic direction, its custom robotic waterjet cutting system manufacturing would be relocated from Wixom, Michigan to Burlington, Ontario. This closure is expected to be completed by the second quarter of fiscal year 2006 with restructuring expenses of approximately $1,000,000. These expenses include severance payments for employees, exit expenses for the facility as well as logistical expenses for moving and disposing of equipment and assets. The Company has also retained a broker to assist in the evaluation of various opportunities for the Applications Group, the Company’s “Other” segment.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 21—Selected Quarterly Financial Data (unaudited):

Fiscal 2005 Quarters	First	Second (restated)	Third (restated)	Fourth (restated)	Total (restated)
Sales	$38,299	$44,087	$41,750	$48,830	$172,966
Gross Margin	14,172	15,391	15,876	20,584	66,023

(Loss) Income from Continuing Operations	(2,671)	666	(2,208)	(7,961)	(12,174)
Net (Loss) Income	(2,340)	(338)	(3,501)	(15,018)	(21,197)

(Loss) Income Per Share:
Basic and Diluted
(Loss) Income from Continuing Operations *	(.17)	.04	(.14)	(.34)	(.69)
Net Loss *	(.15)	(.02)	(.22)	(.64)	(1.19)

Fiscal 2004 Quarters	First	Second	Third	Fourth (restated)	Total (restated)
Sales	$33,489	$33,041	$31,329	$35,002	$132,861
Gross Margin	12,718	12,093	11,613	13,634	50,058

Loss from Continuing Operations	(3,145)	(1,694)	(902)	(4,927)	(10,668)
Net Loss	(5,667)	(1,929)	(321)	(3,357)	(11,274)

Loss Per Share:
Basic and Diluted
Loss from Continuing Operations	(.20)	(.11)	(.06)	(.32)	(.69)
Net Loss	(.37)	(.13)	(.02)	(.21)	(.73)

* Quarters do not equal year due to equity offering in the fourth quarter of fiscal 2005.

See Note 2 for an explanation of the restatements. Certain quarters were not restated because the impact of the errors referred to in Note 2 was not significant.

FLOW INTERNATIONAL CORPORATION

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In Thousands)

	Balance at Beginning of Period	Additions		Deductions *	Balance at End of Period
Classification		Charged to Costs and Expenses	Charged to Other Accounts
Year Ended April 30:
Allowance for Doubtful Accounts
2005	$4,777	$584	$54	$(1,556)	$3,859
2004	5,019	1,366	(19)	(1,589)	4,777
2003	962	4,978	131	(1,052)	5,019
Provision for Slow-Moving and Obsolete Inventories
2005	$2,499	$1,053	$46	$(665)	$2,933
2004	4,336	975	—	(2,812)	2,499
2003	1,792	4,271	69	(1,796)	4,336

*	Write-offs of uncollectible accounts and disposal of obsolete inventory.

Classification	Balance at Beginning of Period	Net Change	Balance at End of Period
Year Ended April 30
Valuation Allowance on Deferred Tax Assets
2005	$23,927	$10,919	$34,846
2004	25,768	(1,841)	23,927
2003	615	25,153	25,768

19,987,270 Shares

Common Stock

PROSPECTUS

February 22, 2006